Form 20-F
period 2002-12-31
BELAIR ENERGY CORP
filed 2003-07-02
CIK 856065

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934.

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002.

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _________ to ________________.

Commission File Number: _________0-18008________________.

                       BELAIR ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

                                     Alberta, Canada

(Jurisdiction of Incorporation or Organization)

Suite 400 First Alberta Place

777 Eighth Avenue S.W.

                            Calgary, Alberta   T2P 3R5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

 Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Stock as of the close of the period covered by the annual report.

32,044,978

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X            No.

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     X          Item 18

I

II

GLOSSARY OF TERMS

Natural Gas
	Mcf	1,000 cubic feet
	MMcf	1,000,000 cubic feet
	Mcf/d	1,000 cubic feet per day
	MMcf/d	1,000,000 cubic feet per day
	Bcf	1,000,000,000 cubic feet
	Mmbtu	1,000,000,000 British Thermal Units
	GJ	Gigajoules

Oil and Natural Gas Liquids
	bbls	Barrels
	Mbbls	1,000 barrels
	blpd	Barrels of liquid per day
	boe	Barrels of oil equivalent using a conversion ratio of 6 Mcf to 1 bbl of oil.
	Mboe	1,000 boe
	Mmboe	1,000,000 boe
	bpd	Barrels per day
	boepd	Barrels of oil equivalent per day
	bopd	Barrels of oil per day
	NGLs	Natural gas liquids
	stb	Stock tank barrels of oil (oil volume at 60 degrees F and 14.65 pounds per square inch absolute)
	Mstb	1,000 stock tank barrels

III

DEFINITIONS

“ABCA” means the Business Corporations Act (Alberta), as amended;

“AJM Report” means the report prepared by Ashton Jenkins Mann, completed December 31, 2002, representing gross and net Proved Developed, Proved Undeveloped and Probable Reserves of oil, natural gas and NGLs of BelAir;

“APMC” means the Alberta Petroleum Marketing Commission;

“ARTC” means the Alberta Royalty Tax Credit;

“ASC” means the Alberta Securities Commission;

“Ashton Jenkins Mann” means Ashton Jenkins Mann, reservoir engineers;

“BelAir” means BelAir Energy Corporation;

“BAC” means BelAir Acquisition Corp., a wholly owned subsidiary of BelAir which amalgamated with the Company on January 1, 2002 as described under “History and Development of the Company”;

“BelAir Shares” or “Common Shares” means the common shares in the capital of BelAir as constituted on the date hereof;

“Cirque” means Cirque Energy (UK) Limited.

“Company” means BelAir Energy Corporation;

“CrownJoule” means CrownJoule Exploration Ltd., a corporation acquired by the Company as described under the heading “History and Development of the Company”;

“Gold Butte” means Gold Butte Energy Inc., previously a junior capital pool corporation as described under the heading “History and Development of the Company”;

“Granger” means Granger Energy Corp., a corporation acquired by the Company as described under the heading “History and Development of the Company”;

“Holdco” means Holdco Resources Limited, a corporation amalgamated with Gold Butte, as described under the heading “History and Development of the Company”;

“Impala” means Impala Energy Inc., a wholly owned subsidiary of BelAir which amalgamated with the Company on January 1, 1999 as described under “History and Development of the Company”;

“Mermaid” means Mermaid Resources (UK) Limited.

“Tikal” means Tikal Resources Corp., a corporation acquired by the Company as described under the heading “History and Development of the Company”;

“TSX” or “TSE” means The Toronto Stock Exchange.

“Windstar” means Windstar Energy Limited, a corporation acquired by the Company as described under the heading “History and Development of the Company”;

“$” means Canadian dollars, unless otherwise noted.

IV

PART 1

ITEM 1:

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2:

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3:

KEY INFORMATION

A:

Selected Financial Data

The following table summarizes certain financial data for BelAir Energy Corporation (the “Company”) for the years ended December 31, 2002, 2001, 2000 and 1999 and is qualified in its entirety by the more detailed financial statements included in this Form 20-F report. (See “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS”, and “ITEM 17.  CONSOLIDATED FINANCIAL STATEMENTS.”).

Statement of Operations (1)(2)(3)(4)

December 31	2002	2001	2000	1999
Net Revenues	$23,080,144	$31,187,927	$23,609,541	$8,970,416
Net Income (Loss)	($25,099,929)	$3,268,777	$4,736,057	$1,012,463
Net Income (Loss) per Share: basic	($0.89)	$0.21	$0.44	$0.17
diluted	($0.89)	$0.21	$0.43	$0.15
Weighted Average Shares Outstanding	28,133,519	15,379,332	10,848,205	5,986,508

Balance Sheet (2)(3)(4)

	Year ended December 31
	2002	2001	2000	1999
Long-term debt	-	$30,461,255	$10,477,438	$3,753,860
Total Assets	$74,364,364	$118,434,718	$55,304,327	$19,312,666
Working Capital (Deficiency)	($21,335,624)	($525,615)	($517,406)	$113,723
Stockholders Equity	$34,500,898	$55,601,385	$26,182,847	$11,653,256

Notes:

1.

No dividends have been declared or paid since inception.

2.

All references are in Canadian dollars unless otherwise specifically stated.  As of December 31, 2002, the prevailing (noon rate) exchange rate as published by the Bank of Canada was $1.5796 U.S. per one dollar Canadian.

3.

Prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”)

4.

For U.S. GAAP discussion see Note 9 to the Financial Statements.

Exchange Rate (U.S. Dollar: Canadian Dollars per Unit)
	Rate at the end of Period	Average Rate During Period	High Rate During Period	Low Rate During Period
June 2003*	1.3594	1.3519	1.3787	1.3323
May 2003	1.3685	1.3833	1.3908	1.3789
April 2003	1.4334	1.4571	1.4639	1.4543
March 2003	1.4678	1.4751	1.4950	1.4605
February 2003	1.4840	1.5120	1.5329	1.4832
January 2003	1.5215	1.5395	1.5777	1.5176
December 2002	1.5591	1.5704	1.6184	1.5028
December 2001	1.5776	1.5775	1.5806	1.5745
December 2000	1.4995	1.4855	1.5600	1.4350
December 1999	1.4548	1.4858	1.5175	1.4548

*June 1-23, 2003.

D:

Risk Factors:

Risk Related to Canadian Operations

Forward-Looking Statements: Certain statements contained herein constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements include, without limitation, statements regarding the Company’s need for working capital, future revenues and results from operations.  Most of these factors are outside the control of the Company.  Investors are cautioned not to put undue reliance on forward looking statements and accordingly, such statements are qualified in their entirety by reference to and are accompanied by the factors discussed throughout this Form 20-F, including those set forth below.  Except as otherwise required by the rules of the Securities and Exchange Commission, the Company disclaims any intent or obligation to update publicly these forward looking statements, whether as a result of new information, future events or otherwise.

Currency Exchange Rates.  Apart from the operations in Canada, the operations of the Company are located in the U.S. and the United Kingdom (“U.K.”)   The Company is subject to risks associated with fluctuations in currency exchange rates in those two countries to a minor extent.  Both the U.S. and the U.K. have stable currencies and exchange liquidity through established money markets.  In 2001, the Company drilled a well targeting oil in North Dakota that was abandoned and all further operations have been suspended.  Operations in the U.K. are currently shut-in and the U.K. subsidiary has been offered for sale with no further operations planned.  Currency exposure to operations in the U.K. is limited and not material.  Nevertheless, such fluctuations may adversely affect the Company’s operations even though its production may remain stable or even increase.  The Company may at times take measures to protect against fluctuations in rates, such as forward sales and other hedging techniques. There is no assurance that such measures will be adequate.

Uninsured Losses.  The Company is subject to the risks inherent in the oil and gas industry, including blowouts, explosions and fires.  Management believes that the Company has taken all reasonably appropriate measures to guard against injury and property damage from these operations.  In addition, the Company has taken reasonable efforts to insure against risks inherent in operating hazards on wells owned and operated by the Company.  The Company believes that it carries adequate insurance against the operational risks to which it may be exposed.  There is no assurance that the amount of insurance coverage undertaken by the Company will protect against all risks or that the proceeds of such insurance will be adequate in each case.

Competitive Conditions.  The oil and gas industry in Canada is highly competitive in all of the segments in which BelAir conducts its business. The Company competes with many other ventures, both within and outside the oil and natural gas industry, for risk capital for drilling and development of its properties. Competition also exists between the oil and natural gas industry and other industries in supplying the energy, fuel requirements and other supplies and services of individuals and industry.

Government Policy and Regulation.  The oil and natural gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government.  The principal requirements of the relevant federal and provincial legislation, regulations and agreements are outlined below.  The effects of these controls and regulations on BelAir’s operations will not be significantly different from the effects on the operations of other oil and natural gas companies of similar size.

Pricing and Marketing –Crude Oil.  The price of oil and natural gas is influenced by many factors outside the control of the Company, including domestic and worldwide production and consumption, economic conditions, political situations and decisions of other entities.  Outside of Canada, the Company has limited exposure to pricing and marketing risk for the same reasons as discussed above in the section on Currency and Exchange Rates risk.  Generally, in Canada, producers of crude oil negotiate sales contracts directly with purchasers.  The pricing of crude oil is not regulated.  Exports of crude oil from Canada generally require the approval of the National Energy Board (“NEB”).  The NEB may issue an order authorizing the export of heavy crude oil for a period not exceeding two years or the export of crude oil other than heavy crude oil for a period not exceeding one year.   The export of heavy crude oil for a period exceeding two years or of crude oil other than crude oil, other than heavy crude oil, for a period exceeding one year requires the issuance by the NEB of a license and the approval of the Governor in Council (the federal cabinet).  The term of an oil export license may not exceed 25 years.  Due to the nature of the oil trade, virtually all exports are made under the authority of short-term orders. The U.S. represents a significant market for Canadian crude oil and any significant change in access to such market will have an effect on the price of crude oil in Canada.

Pricing and Marketing-Natural Gas.  The price of natural gas sold is not regulated and, therefore, is determined by negotiation between buyers and sellers.  Exports of natural gas from Canada require the approval of the NEB.  The NEB may issue an order authorizing the export of natural gas for a period not exceeding two years, or for a period exceeding two years but not exceeding twenty years in quantities of not more 30,000 cubic metres per day (approximately 1 Mmcf/d). All exports of natural gas for other periods or in other volumes require the issuance by the NEB of a license and the approval of the Governor in Council.  Exporters are free to negotiate prices with purchasers but natural gas export sales contracts, or any amendment, agreement or change pertaining thereto, requires NEB approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the removal of natural gas from these provinces, based on such factors as reserve availability, transportation arrangements and market conditions.  In each province, the relevant regulatory agency must approve any proposed export.  The U.S. represents a significant market for Canadian natural gas and any significant change in access to such market will have an effect on the price of natural gas in Canada.

Royalties and Incentives.  The applicable royalty regime is a significant factor in the profitability of oil and natural gas production.  Any change to the royalty regimes will have a significant effect in the profitability of oil and natural gas production in Canada.  The effect of a change in the royalty regime other jurisdictions such as the U.S. and the U.K. would not material to the Company given the limited operations conducted there.

In Canada, the structure and amount of royalty reserved on the production of oil or natural gas from provincially or federally owned (“Crown”) lands vary between the different governments and according to the type of production, quality of production, productivity, geographical location and field discovery date of each well.  Crown royalties are determined by lease terms, negotiated agreements and government regulations, and may be amended from time to time.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee.

Average royalty rates applicable to BelAir production volume in western Canada in 2002 were approximately 18% for crude oil and 26% for natural gas before allowances.

Environmental Regulation.  All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of Canadian, U.S., U.K. and other federal, provincial, state and municipal laws and regulations, as well as international conventions (collectively, “Environmental Legislation”).  Environmental Legislation regulates, among other things, the release, emission, handling, storage, use, transportation and disposal of various substances and wastes associated with the oil and natural gas industry.  In addition, Environmental Legislation requires that refineries, pipelines, service stations, wells, facility sites and waste storage and disposal facilities be operated, maintained, decommissioned and reclaimed in accordance with prescribed provincial, territorial or federal standards.  A breach of such Environmental Legislation may result in suspension or revocation of necessary license and authorizations, liability for clean-up costs, damages and the imposition of fines and penalties.

Where they are probable and can be reasonably estimated, future removal and site restoration costs (as those terms are used under the Canadian Institute of Chartered Accountants accounting recommendations), net of expected recoveries, are provided for in BelAir’s financial statements using methods of depletion or depreciation, applicable to the asset and based on the estimated remaining life of the asset.  Costs are estimated in current dollars based on current requirements of environmental legislation, costs, technology and industry standards.  The annual charge is included in the provision for depletion, depreciation and amortization and the related accumulated provision is included in deferred credits.  Removal and site restoration expenditures are charged to the accumulated provision as incurred.  Based on these parameters, as of December 31, 2002, approximately $1.7 million of estimated future removal and site restoration costs primarily related to upstream properties has been provided for in the financial statements of BelAir.  Not all future removal and site restoration costs are foreseeable and not all such costs, even if foreseeable, can be reasonably estimated based on the parameters noted above and, as such, are not included in the future removal and site restoration cost provisions.  Although BelAir currently does not expect that its future removal and site restoration costs will have a material adverse effect on its financial condition or results of operations, there can be no assurance that such costs could not have such an effect.

Environmental Legislation also imposes, among other things, restrictions and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous materials and waste and in connection with spills, releases, and emissions of various substances into the air, soil, subsoil, water and groundwater.  In addition, certain types of operations, including exploration and development projects and significant changes to certain existing projects, may require the submission and approval of environmental impact assessments, which could impose additional costs or delays or prevent accomplishment of a project.   Compliance with Environmental Legislation can require significant expenditures, and failure to comply with Environmental Legislation may result in the imposition of fines and penalties.  BelAir is committed to protecting and conserving the natural environment and complying with applicable Environmental Legislation.  BelAir believes that it is currently in substantial compliance with all existing material Environmental Legislation.  BelAir does not believe that the costs of complying with Environmental Legislation will have a material adverse effect on its financial condition or results of operations.  However, there can be no assurance that the costs of complying with Environmental Legislation will not have such an effect.

BelAir anticipates that changes in Environmental Legislation may require, among other things, reductions in emissions to the air from BelAir’s operations and result in increased capital expenditures, however, BelAir does not believe that these expenditures will have a material adverse effect on its financial condition or results of operations.  Although BelAir does not believe it likely that future changes in Environmental Legislation will have a material adverse effect on its financial condition or results of operations, such changes could result in stricter standards and enforcement, larger fines and liability and increased capital expenditures and operating costs, which could have a material adverse on BelAir’s financial condition or results of operations.  BelAir strives to minimize the impact of its operations on the environment, ensure continued compliance with Environmental Legislation, and prevent future material adverse environmental costs through the continued implementation of its environmental management system, which includes periodic environmental audits of its facilities and proactive management of anticipated environmental liabilities, and through its ongoing efforts to reduce emission of regulated substances, such as sulphur dioxide, reduce its generation of waste and increase its energy efficiency.

The North American Free Trade Agreement.  On January 1, 1994, the North American Free Trade Agreement (“NAFTA”) among the Governments of Canada, the U.S. and Mexico became effective.  In the context of energy resources, Canada may only impose restrictions on the export of energy goods to the U.S. or Mexico where such restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use in Canada; (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA prohibits discriminatory border restrictions and export taxes.  The agreement also requires each party to seek to ensure that, in the application of any energy regulatory measures, regulatory bodies avoid disruption of contractual arrangements and provide for orderly and equitable implementation appropriate to such measures.

Risks related to International Operations

Land Tenure.  In each of the countries other than Canada in which BelAir is active, the petroleum exploration and production rights held by BelAir are issued by the central government in that country, either directly of through its national oil company.  These agreements generally provide for work commitments and financial payments to be made by BelAir and for the establishment of taxation and other fiscal terms.  After attributing BelAir a percentage of production to recover its exploration, development and operating costs, the agreements generally provide for sharing of the balance of production between BelAir and the respective government or national oil company.

BelAir’s international operations and properties may also be affected by a variety of factors including political and economic developments, expropriation, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, import and export regulations and other foreign laws or policies affecting foreign trade or investment.  The foreign jurisdictions in which the Company has been active in the past, specifically, the U.S. and the U.K., can be characterized as stable politically and economically with respect to the risk factors noted above.  As such, the Company views the exposure to these risks as limited.  As discussed above, the Company’s operations in the U.S and the U.K. are suspended or inactive and, therefore, the exposure is minor, limited and not material.

The Company is exposed to similar risks as its domestic operations including competition, regulation, pricing, environmental liability with the added risks of expropriation and nationalization.  The Company primarily mitigates these risks in its international operations by choosing jurisdictions that operate under similar political and economic regimes as we are familiar with in Canada.  At a minimum, we choose politically and economically stable countries that maintain secure bi-lateral relations with Canada, in which to make investments in time and capital to grow the Company.

ITEM 4:

INFORMATION ON THE COMPANY

A:

History and Development of the Company

BelAir Energy Corporation (“BelAir” or the “Company”) is successor to Tikal Resources Corp. which was a Registrant in the United States under the rules of the Securities and Exchange Commission.

BelAir resulted from an amalgamation between Gold Butte and Holdco that occurred on October 31, 1997 (the “Amalgamation”).  The Amalgamation constituted the major transaction (the “Major Transaction”) of Gold Butte, previously a junior capital pool corporation.  On December 18, 1997, BelAir acquired ninety three percent (93%) of the issued and outstanding common shares of Windstar.  Pursuant to the compulsory acquisition provisions of the Business Corporations Act of Alberta (“ABCA”), BelAir acquired the remaining Windstar common shares on February 23, 1998 and amalgamated Windstar with BelAir on June 30, 1998.  On November 1, 1998, a wholly-owned subsidiary of BelAir amalgamated, by way of an arrangement under the ABCA, with Granger and changed the name of the amalgamated corporation to Impala.  Impala subsequently amalgamated, on January 1, 1999 with BelAir.  On May 12, 2000, BelAir acquired ninety four percent (94%) of the issued and outstanding common shares of CrownJoule.  Pursuant to the compulsory acquisition provisions of the ABCA, BelAir acquired the remaining CrownJoule common shares on July 5, 2000, making CrownJoule a wholly owned subsidiary of BelAir.  Effective January 1, 2001, BelAir and CrownJoule amalgamated and continued under the name of BelAir. On December 13, 2001, BAC, a wholly owned subsidiary of BelAir, amalgamated with Tikal by way of an arrangement under the ABCA.  BAC subsequently amalgamated with BelAir on January 1, 2002.

BelAir is a natural resource company engaged in the acquisition of, the exploration for and the development and production of petroleum and natural gas in western Canada.  BelAir was originally a junior capital pool corporation created under the policies of the Alberta Stock Exchange and the ASC.  The acquisition of all the shares of Holdco, a private company, in October of 1997 by Gold Butte for the issuance of 543,750 shares of Gold Butte constituted the major transaction of Gold Butte.  Gold Butte subsequently changed its name to BelAir Energy Corporation on October 31, 1997 with a total of 937,500 common shares outstanding.

On November 28, 1997, the Company acquired certain oil and natural gas properties from Canrise Resources Ltd. for total consideration of $1,565,000.  In December 1997, BelAir issued 997,121 common shares in exchange for 93% of the issued and outstanding shares of Windstar. In February 1998, BelAir issued a further 71,457 shares under the compulsory acquisition provisions of the ABCA to acquire the remaining 7% of the issued and outstanding shares of Windstar.  BelAir and Windstar were amalgamated on June 30, 1998.  Effective January 1, 1998, the Company purchased oil and natural gas properties located in east central Alberta from Coparex Canada Ltd. for total consideration of $625,000.

BelAir acquired Granger Energy Corp. (“Granger”) by way of a Plan of Arrangement under the ABCA on November 1, 1998 and changed the name of the amalgamated corporation to Impala.  Through this transaction, the Company issued 2,366,092 BelAir common shares to the previous Granger shareholders and 375,000 BelAir common shares to Richland Petroleum Corporation in consideration for producing and non-producing assets purchased by Granger subsequent to the closing of the BelAir Plan of Arrangement.  Impala subsequently was amalgamated with the Company on January 1, 1999 and the amalgamated corporation continued under the BelAir name.  On September 27, 1999, the Company consolidated its common shares on a 1 for 8 basis.  BelAir purchased an interest in oil and natural gas producing assets in the Crossfield area of Alberta from Rise Resources Ltd. effective January 1, 2000 for $1,000,000.  Effective March 1, 2000, BelAir sold its interest in the Handsworth area of Saskatchewan to Talisman Energy Corporation for $550,000.  Effective May 1, 2000, the Company sold its interest in the Queensdale and Queensdale East areas of Saskatchewan for $640,000.  BelAir purchased an interest in oil and natural gas producing assets in the Penhold area of Alberta from Canadian 88 Energy Ltd. effective May 1, 2000 for $2,000,000.

In May 2000, BelAir issued 5,152,801 common shares in exchange for 94% of the issued and outstanding shares of CrownJoule.  In July 2000, BelAir issued a further 522,879 shares under the compulsory acquisition provisions of the ABCA to acquire the remaining 6% of the issued and outstanding shares of CrownJoule.  Effective January 1, 2001, BelAir and CrownJoule amalgamated and continued under the ABCA.

Effective July 1, 2000, BelAir sold its interests in southeast Saskatchewan properties to Progress Energy Corporation for $2,300,000.  BelAir purchased an interest in natural gas assets in the Vega and Joarcam areas of Alberta from Cedar Energy Inc. on March 15, 2001 for $2,100,000 and 300,000 BelAir shares.

On December 13, 2001, BelAir acquired all of the issued and outstanding shares of Tikal.  At the closing of the transaction, Tikal amalgamated with BAC by way of a Plan of Arrangement under the ABCA.  Through this transaction the Company issued 10,335,532 BelAir common shares to Tikal shareholders.  BAC was subsequently amalgamated with the Company on January 1, 2002 and the amalgamated corporation continued under the BelAir name.

Effective June 30, 2002, BelAir sold its interests in 43 minor, non-core properties in Alberta, Saskatchewan and British Columbia representing 650 boepd for approximately $10.7 million.

On June 20, 2003, BelAir and Purcell Energy Ltd. (“Purcell”) jointly announced that they had entered into an arrangement agreement to which the business and operations of the two companies will be combined into Purcell subject to certain conditions including the approval of the shareholders of BelAir.  BelAir shareholders will receive 0.354 of a Purcell share for a portion of each BelAir common share and $0.10 cash for the remaining portion of a BelAir share.

BelAir currently has four wholly-owned subsidiary companies: BelAir Royalty Fund Ltd., BelAir Exploration Inc., Mermaid Resources (UK) Limited and Cirque Energy (UK) Limited.  All subsidiary company financials are consolidated into BelAir in the BelAir Financial Statements.

B.

Business Overview

The Company operates as an explorer, developer and producer of oil and natural gas in the Provinces of Alberta, British Columbia and Saskatchewan, Canada as well as the United Kingdom (“U.K.”). The Company’s focus is natural gas with natural gas production and reserves representing 78% of the Company’s total production and 76% of the Company’s proved reserves respectively.  The remaining 22% of production and 24% of proved reserves are from crude oil and natural gas liquids (“NGLs”).   Natural gas production accounts for 72% of the Company’s total revenue, with crude oil at 22% and NGLs at 6% supplying the balance.

The Company acts as the operator of the majority of the properties in which it held an interest at December 31, 2002.  However, the Company utilizes the services of contract operators for all drilling and maintenance.

As at December 31, 2002, the Company held interest in 115,882 gross acres of developed oil and natural gas property and 299,800 gross acres of undeveloped land in Canada.  The Company also held a 50% interest in 11,120 gross acres of developed and a 48% interest in 106,888 gross acres of undeveloped land in the U.K. under exploration licenses granted by the government.  These exploration licenses in the U.K. generally extend for a five-year term and are renewable thereafter for one-year intervals at the discretion of the government licensor and the Company.  Such licenses require minor work commitments relating to the exploration and development of oil and natural gas reserves during the term of the license.

As at December 31, 2002, the Company had interests in 410 wells (gross), equal to 191.8 net wells, including depleted wells for which no developed oil and natural gas reserves were assigned.  Average daily production levels of the Company for the year ended December 31, 2002, were approximately 11,987mcf of natural gas down from 12,198 mcf at the end of 2001, 426 bbls of oil (282 bbls in 2001) and 135 bbls of NGLs (177 bbls in 2002).

The Company continues to pursue appropriate development opportunities.  It seeks to initiate bids for properties that will yield a strategic land position, an existing production infrastructure or the potential for exploration for multiple zones.  The Company regularly solicits the participation of independent industry participants in an effort to reduce its risk in any particular project.

Production from the Company’s properties is sold to various purchasers in the geographic area of the properties.  Natural gas is distributed through gathering systems owned or operated by the Company and certain independent third parties, and sold to larger gathering systems.  Oil is collected from tanks located near the wells and hauled by truck or pipeline to independent purchasers.

The principal markets for oil and natural gas consumption are industrial and consumer use for heat, manufacturing, power, transportation and residential use.  During 2002, there were 6 aggregators that accounted for 80% or more of the Company’s revenues from natural gas and crude oil sales.  The Company’s production is not subject to long term supply contracts with any government or government authorities.

Crude oil is sold at spot prices with the price dependent upon the sulphur rating and gravity and fluctuates with the world price of oil.  Oil is sold to third party purchasers pursuant to contracts which were negotiated by the Company. Eighty three percent of the Company’s natural gas production is sold at rates which fluctuate with the spot price of natural gas while approximately 17% is sold to natural gas aggregators under long term contracts.  It is anticipated that such arrangements will continue in the future.

The availability of a ready market for the Company’s oil and natural gas will depend upon numerous factors beyond its control, including the extent of domestic and international production and the importation of oil and natural gas relative status of the domestic and international economy, the proximity of the Company’s properties to gas gathering systems, the capacity of such systems, the marketing of other competitive fuels, fluctuation in seasonal demands and government regulations of production, refining, transportation and pricing of oil, natural gas and other fuels.

Gross oil and natural gas production (before royalties), average sales prices and cost per equivalent unit for the Company’s products for the years ended December 31, 2002, 2001, 2000 and 1999, were as follows:

Period	Gross Production(1)		Average Sales Price		Cost per Equivalent(2)
Year End	Oil (bbl)	Natural gas (MMcf)	Oil (/bbl)	Natural Gas (/mcf)	Per boe
December 31, 2002	155,631	4,375	$32.97	$3.80	$6.97
December 31, 2001	167,535	4,452	$33.07	$5.77	$8.15
December 31, 2000	181,902	2,813	$39.38	$5.86	$6.43
December 31, 1999	217,905	1,326	$25.26	$2.76	$5.47

Notes:

1.

Gross production includes production owned by the Company and produced to its interests, less production due to third parties.

2.

Cost per equivalent unit is equal to actual field expenses for production of oil and natural gas, stated in cost per barrel of oil actually produced or barrel equivalent for natural gas or natural gas liquids.

The Company’s reliance on estimates of proved oil and natural gas reserves are subject to risks inherent in any estimate of proved reserves and projections of future rates of production and development.  Such estimates are based on certain assumptions about the future production levels, prices and costs that may not prove correct over time.

Exploration and Development

Management and consultants retained by the Company continually review properties owned by the Company and other prospects to determine the desirability of exploration and development of reserves.  The Company owns no drilling equipment and does no drilling on its own.  All drilling is done through third party contractors.  During the twelve months ended December 31, 2002, 2001, 2000 and 1999, the Company expended the following amounts for exploration and development activities and acquisition of leasehold interests:

Period	Investment
Year Ended
December 31, 2002	$2,211,227
December 31, 2001	$25,059,747
December 31, 2000	$16,179,894
December 31, 1999	$4,489,675

During the year ended December 31, 2002, the Company continued pursuit of its strategy of developing existing properties in Canada and exploring other areas for the potential of adding significantly to its existing reserves.  During 2002, the Company drilled 18 gross new wells (6.0 net) on leases in Canada.  Of the 18 wells drilled in Canada, 13 were successful natural gas/oil wells.

Competition

The Company competes with numerous other firms and individuals in its activities.  The Company’s competitors include major oil and natural gas companies and other independent owners and operators many of which have financial resources, staffs and facilities substantially greater than those of the Company.  Competition in the oil and natural gas industry is intense.  The Company also faces competition in obtaining risk capital for drilling its prospects and may be at a competitive disadvantage compared with more established companies.

D.

Property, Plant and Equipment

Principal Oil and Natural Gas Properties

The following is a description of BelAir’s principal oil and natural gas properties.  The term “working interest” when used to describe BelAir’s share of production means the total of BelAir’s working interest share of production before deduction of royalties.  Reserve amounts are stated as at December 31, 2002, before deduction of royalties, based on escalated cost and price assumptions as evaluated in the AJM Report.  These capital expenditures are subject to the decision of BelAir’s management, based on the assessment of the industry conditions and risks involved in such expenditures, on whether or not to proceed.  For defined terms with respect to reserves, please see the notes attached to the Summary of Reserves Table.

Crossfield, Alberta

BelAir owns various interests ranging from 10% to 50% in three (3) producing oil wells and four (4) producing natural gas wells and four (4) shut-in wells located 20 miles north of Calgary, Alberta in the Crossfield area.  In addition to these individual wells, BelAir also owns an interest in two Units.  BelAir owns a 0.0982% interest in the Calgary Crossfield Unit No. 1 and a 0.2066% interest in the Calgary Elkton Unit No. 1.  BelAir’s working interest production from the seven (7) wells is 35 bpd and 220 Mcf/d.  Reserves comprised of Proved Developed Reserves of 264 MMcf of natural gas, 27 Mstb of oil and 13 Mstb of NGLs and Proved Undeveloped Reserves of 594 MMcf of natural gas and 31 Mstb of NGLs have been assigned to BelAir based on the AJM Report.

Doris, Alberta

BelAir owns various working interests ranging from 15% to100% in eighteen (18) producing gas wells and forty-one (41) shut-in natural gas wells located 100 miles northwest of Edmonton, Alberta in the Doris area.  BelAir’s working interest production from the eighteen (18) producing wells is 2,300 Mcf/d and 8 bpd of NGLs. Reserves comprised of Proved Developed Reserves of 4,666 MMcf of natural gas and 16 Mstb of NGLs, and Proved Undeveloped Reserves of 3,955 MMcf of natural gas and 13 Mstb of NGLs have been assigned to BelAir based on the AJM Report.

Kakwa, Alberta

BelAir owns a 50% working interest position in two (2) producing wells located 70 miles northwest of Edmonton, Alberta in the Kakwa field.  BelAir’s working interest production is 20 bpd of oil.  Reserves comprised of Proved Developed Reserves of 11 Mstb of oil and  Proved Undeveloped Reserves of 38 Mstb of oil have been assigned to BelAir based on the AJM Report.

Clarke Lake, British Columbia

BelAir owns a working interest of 10% in 5 wells in the Milo area, 7.5% in two wells in the Milo West area and 28% interest in two wells in the Muskwa area, collectively known as the Clarke Lake area of northeastern British Columbia.  Clarke Lake is approximately 15 miles southwest of Fort Nelson, British Columbia.  BelAir’s working interest production is 2,700 Mcf/d.  Reserves comprised of 1,695 MMcf of Proved Developed Reserves and  3,111 MMcf of Proved Undeveloped Reserves have been assigned to BelAir based on the AJM Report.

Penhold, Alberta

BelAir owns interests including gross overriding royalties and various working interests ranging from 1% to 100% in 50 wellbores of which twenty-two (22) are producing, in Penhold, 75 miles north of Calgary, Alberta.  BelAir’s working interest production from the wells is 1,000 Mcf/d and 50 bpd of oil and NGLs.  Reserves comprised of Proved Developed Reserves of 2,267 MMcf of natural gas, 13 Mstb of oil and 82 Mstb of NGLs and Proved Undeveloped Reserves of 201 MMcf of natural gas and 7 Mstb of NGLs of NGLs have been assigned to BelAir based on the AJM Report.

Sylvan Lake, Alberta

BelAir owns interests ranging from gross overriding royalties to working interests of 85% in 24 wells in the Sylvan Lake area approximately 85 miles north of Calgary.  Eleven of the wells are producing and BelAir’s working interest production from the wells is 740 Mcf/d and 55 bpd of crude oil and NGLs.  Reserves comprised of Proved Developed Reserves of 980 MMcf of natural gas, 83 Mstb of oil and 36 Mstb of have been assigned to BelAir based on the AJM Report.

Turin, Alberta

BelAir has working interests ranging from 25 to 100% in 32 wellbores of which 26 are producing natural gas and/or crude oil in the Turin area, approximately 90 miles southeast of Calgary, Alberta.  BelAir’s working interest production from the wells is 1,100 Mcf/d and 130 bpd of crude oil and NGLs. Reserves comprised of Proved Developed Reserves of 1,542 MMcf of natural gas, 196 Mstb of oil and 14 Mstb of NGLs, Proved Undeveloped Reserves of 329 MMcf of natural gas, 56 Mstb of crude oil and 4 Mstb of NGLs, have been assigned to BelAir based on the AJM Report.

Properties

The following tabulates major developed properties in which the Company had an interest at December 31, 2002, grouped by geographic region:

Summary of Major Developed Properties at December 31, 2002

					Proved Reserves
Property	Wells		Developed Acres		Oil and NGLs (Mstb)		Natural Gas (Mmcf)
	Gross	Net	Gross	Net	Gross(1)	Net(2)	Gross(1)	Net(2)
Crossfield	12	3.6	2,253	633	40	33	264	201
Doris	87	52.7	36,160	21,187	16	10	4,666	3,770
Erskine	1	0.7	80	6	81	61	27	24
Milo	10	1.3	1,350	116	-	-	1,319	983
Minnehik	2	1.0	1,280	640	11	8	833	705
Muskwa	2	0.6	672	188	-	-	376	293
Penhold	58	33.5	21,740	11,088	95	73	2,245	1,790
Sylvan Lake	29	16.1	4,009	1,871	119	105	980	1,160
Turin	41	21.5	5,152	2,216	210	169	1,542	1,160
Vega	11	9.6	6,400	4,483	-	-	807	707

Notes:

1.

Company’s working interest

2.

Company’s working interest after royalties and burdens.

Drilling Activity

BelAir drilled or participated in the drilling of the following wells for the periods indicated.

	2002		2001		2000
	Gross	Net	Gross	Net	Gross	Net
Natural gas	10.0	1.7	29.0	13.2	15.0	7.4
Crude Oil	3.0	2.0	0	0	3.0	0.9
Dry and Abandoned	5.0	2.3	8.0	2.9	5.0	2.4
Total	18.0	6.0	37.0	16.1	23.0	10.7

Undeveloped Land Holdings

The following table summarized the interests of BelAir as at December 31, 2002 in lands on which there are no producing wells and to which no reserves have been assigned.

	Gross Acres	Net Acres
Alberta	225,000	103,500
British Columbia	32,500	5,500
Saskatchewan	41,800	7,600
TOTAL	299,300	116,600

Titles

Although the Company does not regularly investigate titles to oil and natural gas leases when acquiring unproven acreage, it does so before drilling or development is undertaken.  The methods of title examination adopted by the Company are reasonable calculated, in the opinion of the management of the Company, to ensure that production from its properties, if obtained, will be readily saleable for the account of the Company.  Certain of the Company’s producing properties have been subject to independent title examinations and such titles have been accepted by the Company.  Insofar as it is known by the Company, there is no material litigation pending or threatened pertaining to its proved acreage.  With respect to the rights-of-way, easements and site leases required for the components of the Company’s gathering systems, title to the underlying land may be subject to certain defects and encumbrances, none of which are, in the opinion of management of the Company, material in relation to the Company’s property and operations.

Reserves

Included below is selected information from the reports of independent petroleum engineering firms regarding oil and natural gas reserves of the Company as of December 31, 2002, 2001, 2000 and 1999.  Reserves estimates were prepared by Ashton Jenkins Mann for the years ended December 31, 2002, 2001 and 2000.

	Remaining Reserves
	Crude Oil and NGLs	Natural Gas
	Gross (Mstb)	Gross (MMcf)
December 31, 2002
Proved Developed Producing
Canada	639	14,900
U.K.	-	-
Sub-total	639	14,900

Proved Undeveloped
Canada	254	12,700
U.K.	-	-
Sub-total	254	12,700

Total Proved	893	27,600

December 31, 2001
Proved Developed Producing
Canada	1,409	30,472
U.K.	12	-
Sub-total	1,421	30,472

Proved Undeveloped
Canada	223	14,593
U.K.	-	-
Sub-total	223	14,593

Total Proved	1,644	45,065

Remaining Reserves
Crude Oil and NGLs	Natural Gas
Gross (Mstb)	Gross (MMcf)
December 31, 2000

Proved Developed Producing
Canada	773	21,100
U.K.	-	-
Sub-total	773	21,100

Proved Undeveloped
Canada	149	11,409
U.K.	-	-
Sub-total	149	11,409

Total Proved	922	32,509

The Company emphasizes that reserves are estimates. Accordingly, the estimates may change as future information becomes available.

Offices

The Company’s principal place of business is located at 400, 777-8th Avenue, SW, Calgary, Alberta, Canada T2P 3R5, telephone (403) 265 1411.  The Company rents its executive and administrative offices, consisting of approximately 12,000 square feet.  This space is leased for a remaining period of 5 years and 3 months.  The address of the registered office of the Company is Suite 2600, 255 5th Avenue, SW, Calgary, Alberta, T2P 3G6.

Legal Proceedings

On June 12, 2002, the Company filed a statement of claim in the Court of Queen’s bench in the Province of Alberta in the amount of $26,500 plus interest and costs of action and punitive damages of $50,000.  This claim arises because an industry partner conducted activities on a joint location without BelAir’s consent.  Revenues have been withheld from BelAir to satisfy the industry partner’s claims with respect to recovering costs incurred by the industry partner on activities not approved by BelAir.

On May 1, 2002, the Company filed a statement of claim in the Court of Queen’s Bench in the Province of Alberta against an industry partner in the amount of $186,254 plus interest plus costs of action. This claim arises because of the industry partner’s failure to pay joint interest bills owed to BelAir.

Normal Course Issuer Bid

BelAir’s Board of Directors believes that, at certain times, the underlying value of BelAir’s common shares is not reflected in the current market price.

On October 9, 2001, BelAir received approval of The Toronto Stock Exchange to implement a normal course issuer bid (“issuer bid”) to purchase in the open market up to 10% of the public float of the issued and outstanding common shares, to a maximum of 1,346,367 shares. The issuer bid commenced on October 10, 2001 and expired on October 10, 2002. From the commencement of this issuer bid in October 2001 to its expiry in October 2002, BelAir purchased 100,800 common shares at an average cost of $1.43per share.

All shares purchased by BelAir under the issuer bid are returned to treasury and cancelled.

ITEM 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A:

OPERATING RESULTS

Year ended December 31, 2002

Oil and Gas Revenue

Revenue from petroleum and natural gas sales in 2002 was affected by a 28% decrease in the blended average price of oil, NGLs and natural gas in 2002 compared to 2001. Blended commodity prices averaged $24.71 per boe in 2002, compared to $34.29 per boe in 2001.  The decrease in natural gas prices in 2002 was particularly severe in the first half of 2002 when natural gas prices dropped to below $2.00 in June.  During 2002, BelAir’s average natural gas price was $3.80 per mcf and oil prices averaged $32.97 per barrel compared to $5.77 per mcf and $33.07 per barrel in 2001.

Revenues in 2002 were derived 72% from natural gas sales, 22% from crude oil sales and 6% per cent from NGLs sales.

Royalties

Crown royalties are calculated on a sliding scale based on well productivity and price. Higher commodity prices result in higher royalty rates.  Royalties associated with product revenues amounted to $5.5 million or $5.88 per boe in 2002 compared to $7.4 million or $8.11 per boe in 2001.  Royalties as a percentage of revenue in 2002 remained the same as 2001 at 24%.

Operating Expenses

Operating expenses decreased 14% to $6.97 per boe in 2002 compared to $8.15 per boe in 2001.  In 2002, BelAir succeeded in reducing per unit operating costs by disposing of high cost properties in June 2002.  In 2003, BelAir will continue to dispose of non-core properties that have low netbacks as a result of higher royalties and operating costs. This is part of a program by BelAir to reduce operating costs on a property by property basis, targeting non-operated properties in which BelAir cannot influence the direct reduction of costs.  BelAir was also successful in reducing operating costs in its operated properties and will continue to pursue initiatives to lower operating costs on a boe basis during 2003.

Other Income

Other Income is primarily earned from royalty income, and processing and transporting third party products using BelAir facilities.  BelAir controls more production infrastructure than it did a year ago and this is reflected in the increase in Other Income.

Other Income for the year amounted to $489,075 in 2002 compared to $359,287, an increase of 36% over 2001.

 General and Administrative Expense

General and Administrative (“G & A”) costs on a unit of production basis were $2.93 per boe in 2002 compared to $2.38 per boe in 2001.  BelAir capitalizes all expenses related to its exploration activities.  Capitalized G & A expense in 2002 amounted to $573,000 or 17% of total G & A costs.  BelAir expects to capitalize 15% of its G & A costs in 2003.

Interest and Long Term Debt

The amount of interest expense in 2002 by increased by 79% from 2001 principally as a result of higher average debt outstanding over the year.  BelAir took steps to reduce its bank debt by selling $10.7 million of non-core oil and natural gas properties in June 2002 and by raising $5.5 million in equity in September 2002.  Net debt at the beginning of 2002 was $31.0 million and was reduced to 21.3 million by year end.  While the average debt outstanding was greater in 2002 than 2001, interest rates also increased  from the beginning of 2002 to the end of the year.

In 2002, bank prime rates increased 75 basis points from 3.75% to 4.5%.  During this period, BelAir reduced the cost of carrying its debt by issuing bankers acceptances in terms of a year prior to subsequent rate hikes.

BelAir has a $25.0 million demand credit facility with the National Bank of Canada consisting of a revolving demand loan of $20 million and bridge demand loan of $5 million, subject to an interim review on or before June 2003.  The bridge facility may be repaid from the proceeds of the corporate sale, non-core asset sales, subordinated debenture financing or any new equity raised.

Cash Costs

One of the continuing challenges for BelAir is to reduce cash costs that consist of operating, G&A and interest costs.  In 2002, the sum of those costs was $11.44 per boe.  The individual components were: operating costs of $6.97 per boe, G&A costs of $2.93 per boe and interest costs of $1.54 per boe.  This compares to $11.41 per boe in 2001.

Natural gas processing charges are the main component of BelAir’s operating costs. BelAir does not own facilities in most of the areas where BelAir produces natural gas.  To process its natural gas, BelAir relies on accessing third party owned plant facilities that charge rates that increase unit operating costs.  As an alternative to reduce processing costs, BelAir could construct its own facilities, although that is not always possible under Alberta’s plant anti-proliferation policy.  Another alternative would be to purchase processing capacity in existing plants. It is BelAir’s assessment, however, that it would obtain a better return on capital by exploring for and developing reserves than by investing the capital in processing facilities.  BelAir’s expertise is exploring and producing – not processing.  BelAir will continue its focus on the reduction of operating costs during 2003.

The major portion of BelAir’s G&A costs is employee expense.  In 2002, BelAir increased its staff complement with a senior geologist to implement the 2002 capital program with a focus on exploration. BelAir does not expect to increase its staff complement in 2003

Interest costs in 2002 were lower than BelAir had targeted because average debt outstanding was reduced to a lower level than budgeted and, while interest rates increased during 2002, BelAir had protected a significant portion of its debt with lower interest rate instruments.

Depletion, Depreciation and Site Restoration

Depletion and depreciation costs were $47.8 million in 2002 or $51.16 per boe compared $6.8 million for 2001 or $7.45 per boe.  BelAir is required to conduct a ceiling test calculation on a quarterly and an annual basis.  The ceiling test is an accounting test that compares the cash flows for the life of BelAir’s proved reserves, calculated using constant prices, to the book value of those reserves. The net recoverable amount calculated under the ceiling test exceeded the net book value of petroleum and natural gas properties at December 31, 2002 but at June 30, 2002, the net book value of petroleum and natural gas prices exceeded the net recoverable amount calculated at that time.  A write down of $38.4 million was recorded as additional depletion with an offsetting future tax reduction of $15.4 million. This write-down is reflected in the depletion rate of $51.16 per boe in 2002 per boe compared to $7.45 per boe in 2001.

Future site restoration (non cash) costs were $362,063 in 2002 compared to $398,799 in 2001.  Site restoration costs decreased with the sale of 43 minor properties in 2002.

Income Taxes

BelAir had no current income taxes payable in 2002 nor does it expect to be taxable on an income basis in 2003.

BelAir pays a Large Corporations capital tax federally and in British Columbia and Saskatchewan where BelAir has operations.  The federal assessment is the main component of BelAir’s Large Corporations tax and is based on BelAir’s capital (long term liabilities and shareholders equity) at a rate of 0.2%.  In 2002, the amount of capital tax increased by 19% in 2002 compared to 2001 when BelAir’s capital increased with the takeover of Tikal.  BelAir estimates the amount of Large Corporations tax to be $169,577 in 2002 compared to $143,000 in 2001.  In June 2002, BelAir disposed of almost all of its Saskatchewan properties.

Net Income

Net loss for the year ended December 31, 2002 was $25.1 million or $0.89 per weighted average share compared to net income of $3.3 million or $0.21 per weighted average share outstanding in 2001.  The major portion of the loss in 2002 resulted from the ceiling test writedown.

Ceiling Test

BelAir is required to conduct a ceiling test calculation on a quarterly and an annual basis. The ceiling test is an accounting test that compares the cash flows for the life of BelAir’s proven reserves, calculated using constant commodity prices, to the book value of those reserves.  The constant commodity prices used in determining future revenues are period end prices.  The test takes into consideration hedges, royalties, operating costs, interest, G & A expense and taxes.

The loss in 2002 was primarily the result of a ceiling test write down of $23.0 million, net of a future tax reduction of $15.4 million, taken in the second quarter.  Low natural gas prices at the end of second quarter, not an impairment of reserves, resulted in the ceiling test write down.

If the value of the future net revenues from proven reserves is determined to be less than the book value of the reserves, a write down of the book value of the reserves must be taken.  The adjustment resulted from natural gas prices falling to low levels in late June 2002.

The amount of the ceiling test write down for the quarter ended June 30, 2002, was determined using constant commodity prices based on the average corporate prices of $3.01 per mcf for natural gas and $32.82 per barrel of oil and NGLs at June 30, 2002.

The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value, nor does it affect net asset value. BelAir estimates that its net asset value, based on land values, established reserves discounted at 10% and 15%, net of debt, is $1.94 and $1.55 per share respectively.

Investment Information

	2002	2001	2000
Net Income (in millions of dollars)	($25.1)	$3.3	$4.7
Return on Capital (1)	(34%)	7%	22%
Return on Net Investment (2)	(28%)	5%	19%
Return on Shareholders Equity (3)	(56%)	8%	25%

1.

Net income plus after-tax financing charges on debt divided by average of opening and closing capital employed.  Capital employed is a total of equity and long term debt.

2.

Net income plus after-tax financing charges on long term debt divided by average net investment.  Net investment is total assets less current liabilities.

3.

Net income is divided by average shareholders’ equity.

Capital Expenditures

BelAir’s capital expenditures, before dispositions, were $12.9 million and $2.2 million after dispositions.  This compares to $70.2 million, net of dispositions, spent in 2001 which includes the capital expenditures of $25.8 million plus the acquisition of Tikal Resources Corp. for approximately $44.4 million.  In 2002, BelAir drilled 18 gross (6 net) wells compared to a total of 37 gross (16.1 net) wells drilled in the previous year.

Sale of Non-Core Assets

In June 2002, BelAir sold 43 non-core minor properties in Alberta and Saskatchewan for proceeds of $10.7 million.  Proceeds from the sale of these assets reduced bank debt.  BelAir has offered for sale its wholly owned subsidiary, Cirque Energy (UK) Limited, which was acquired in the Tikal acquisition in 2001.  Cirque’s  principal assets include oil production and facilities at Fiskerton and Reepham and 58,217 net acres of undeveloped lands in the United Kingdom.

Normal Course Issuer Bid

In 2002, BelAir purchased and returned to treasury for cancellation a total of 100,800 shares at an average cost of $1.43 per share under its normal course issuer bid that commenced on October 10, 2001 and expired on October 9, 2002.  The normal course issuer bid was not renewed after its expiry.

Subsequent Event

On March 31, 2003, BelAir announced that it had resolved to commence a process to explore strategic alternatives to maximize shareholder value.  BelAir retained a financial advisor to assist in the process.  These alternatives may include the sale of BelAir, a merger, conversion, reorganization or such other alternatives that may be considered to be the best interest of the shareholder.

Year ended December 31, 2001

Oil and Gas Revenue

Revenue from petroleum and natural gas sales in 2001 was affected by a 5% decrease in the blended average price of oil, NGLs and natural gas in 2001 compared to 2000. Blended commodity prices averaged $34.29 per boe in 2001, compared to $36.27 per boe in 2000.  The decrease in oil and natural gas prices in 2001 was particularly severe in the fourth quarter.  Average prices per boe in the fourth quarter of 2001 were 60% lower than in the fourth quarter of 2000.  During the fourth quarter of 2001, BelAir’s average natural gas price was $3.28 per mcf and oil prices averaged $23.10 per barrel for a blended commodity price of $20.08 per boe, compared to $8.63 per mcf and $41.81 per barrel for a blended commodity price of $50.09 per boe in the fourth quarter of 2000.

Revenues in 2001 were derived 82% from natural gas sales, 11% from crude oil sales and 7% per cent from NGLs sales.

Royalties

Crown royalties are calculated on a sliding scale based on price and production rates. Higher commodity prices and high production rates result in higher royalty rates.  Royalties associated with product revenues amounted to $7.4 million or $8.11 per boe in 2001 compared to $4.7 million or $7.23 per boe in 2000.  Royalties as a percentage of revenue in 2001 increased to 24% from 20% in 2000.

Operating Expenses

Operating expenses increased 27% to $8.15 per boe in 2001 compared to $6.43 per boe in 2000.  In 2001, BelAir experienced higher per unit operating costs associated with the processing of natural gas as BelAir increased the proportion of natural gas in its total production.  In 2002, BelAir has targeted the disposition of non-core properties that have low netbacks as a result of high royalties and operating costs. This is part of a program by BelAir to reduce operating costs on a property by property basis.  BelAir continues to pursue initiatives to lower operating costs on a boe basis not only by spreading out fixed costs over greater production but also by reducing unit costs of processing natural gas.

Other Income

Other income for the year amounted to $359,287 in 2001 compared to $264,497, an increase of 36% over 2000.  Other income is primarily earned by processing and transporting third party products using BelAir facilities, and from overriding royalties.

General and Administrative Expense

General and Administrative (“G & A”) costs on a unit of production basis stayed essentially the same at $2.38 per boe in 2001 compared to $2.32 per boe in 2000.  BelAir capitalizes certain G & A costs, including salaries that are directly related to its exploration effort.  Capitalized G & A expense in 2001 amounted to $261,367 or 12% of total G & A costs.  In 2000, BelAir capitalized $147,365 or 10% of its G & A costs.  BelAir expects to capitalize 15% of its G & A costs in 2002.

Interest and Long Term Debt

BelAir reduced the amount of interest expense in 2001 by 20% from 2000.  While the average debt outstanding was greater in 2001 than 2000, interest rates declined substantially from the beginning of 2001 to the end of the year.

In 2001, bank prime rates decreased 350 basis points from 7.5% to 4.0%.  During this period, BelAir reduced the cost of carrying its debt by issuing short-term bankers acceptances and taking advantage of each reduction in interest rates.

BelAir has credit facilities with the National Bank of Canada consisting of a revolving line of credit of $32 million of which $30.5 million was drawn at year-end.

Cash Costs

The continuing challenge for BelAir is to reduce cash costs that consist of operating, G&A and interest costs.  In 2001, the sum of those costs was $11.41 per boe.  The individual components were: operating costs of $8.15 per boe, G&A costs of $2.38 per boe and interest costs of $0.88 per boe.  This compares to $10.30 per boe in 2000.

Natural gas processing charges are the main components of BelAir’s operating costs. BelAir does not own facilities in most of the areas where BelAir produces natural gas.  To process its natural gas, BelAir relies on accessing third party owned plant facilities that charge rates that increase unit operating costs.  As an alternative to reduce processing costs, BelAir could construct its own facilities, although that is not always possible under Alberta’s plant anti-proliferation policy.  Another alternative would be to purchase processing capacity in existing plants. It is BelAir’s assessment, however, that it would obtain a better return on capital by exploring for and developing reserves than by investing the capital in processing facilities.  BelAir’s expertise is exploring and producing – not processing.  BelAir will focus on the reduction of operating costs during 2002.

The major portion of BelAir’s G&A costs is employee expense.  In 2001, BelAir increased its staff complement to implement the 2001 capital program with a focus on exploration. This capital program was more than triple the capital program of the previous year. At the same time, BelAir does not expect to increase its staff complement. With the takeover of Tikal Resources Corp., BelAir did not increase the number of its employees.

Interest costs were lower than BelAir had targeted because interest rates fell during 2001.

Depletion, Depreciation and Site Restoration

Depletion and depreciation costs were $6.8 million in 2001 or $7.45 per boe compared $4.0 million for 2000 or $6.14 per boe.  The increase in the rate is attributable to the higher finding, development and acquisition costs in 2001. Future site restoration (non cash) costs were $398,799 in 2001 compared to $169,271 in 2000.  Site restoration costs increased with the increase in volume of production in 2001 and the inclusion of Tikal’s costs with BelAir’s costs at year-end.

Income Taxes

BelAir had no current income taxes payable in 2001 nor does it expect to be taxable on an income basis in 2002.  In 2000, BelAir changed the method of accounting for its income taxes from the deferral method to the liability method without restating prior periods. Under this method, the difference between tax assets and liabilities and their financial reporting basis is computed and measured using current tax rates.  Consequently, BelAir now reports its future income tax liability.  Prior to the adoption of this method, BelAir followed the deferral method of tax allocation accounting under which the provision for corporate income taxes was based on the reported earnings taking into consideration the tax effects of timing differences between financial statement income or taxable income.

Net Income

Net income for the year ended December 31, 2001 were $3.3 million or $0.21 per weighted average share compared to $4.7 million or $0.44 per weighted average share outstanding in 2000.

Ceiling Test

BelAir is required to conduct a ceiling test calculation on a quarterly and an annual basis. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.  This test compares the value of BelAir’s proven reserves using constant commodity prices to the book value of the reserves.  The constant commodity prices used in determining future revenues are period end prices.  In periods of rapid price fluctuation, however, average prices over a specified period may be used in the calculation.  The test takes into consideration royalties, operating costs, interest, G & A expense and taxes.

If the value of the future net revenues from proven reserves determined is less than the book value of the reserves, a write–down of the book value of the reserves must be taken.  If the value of future net revenues of BelAir’s reserves exceeds the book value of BelAir’s reserves, no write-down of the book value of the reserves is required.

The ceiling test calculation at the end of 2001 determined that the value of future net revenues of BelAir’s proven reserves using constant commodity prices based on the average prices of $5.77 per mcf and $33.07 per barrel for the year exceeded the book value of BelAir’s reserves. Therefore, no write-down of BelAir’s reserves as at December 31, 2001 was required.

Investment Information

	2001	2000	1999
Net Income (in millions of dollars)	$3.3	$4.7	$1.0
Return on Capital (1)	7%	22%	9%
Return on Net Investment (2)	5%	19%	9%
Return on Shareholders Equity (3)	8%	25%	10%

Notes:

1.

Net income plus after-tax financing charges on debt divided by average of opening and closing capital employed.  Capital employed is a total of equity and long-term debt.

2.

Net income plus after-tax financing charges on long term debt divided by average net investment.  Net investment is total assets less current liabilities.

3.

Net income is divided by average shareholders’ equity.

B:

Liquidity and Capital Resources

BelAir has a $25.0 million demand credit facility with the National Bank of Canada consisting of a revolving demand loan of $20 million and bridge demand loan of $5 million, subject to an interim review on or before June 2003.

Prior to 2002, BelAir’s bank debt had been classified as a long-term liability on the basis that the bank provided BelAir with an annual letter indicating that it did not intend to call the loan in the ensuing year, thereby making the maturity of the loan longer than one year.  Accounting guidelines implemented in 2002 required that if a loan is on demand then the loan is callable within one year and the loan must be treated as a current liability.

In November 2002, BelAir issued 5.5 million shares at $1.00 per share in a flow through share financing to raise $5.5 million before share issuance costs.  Proceeds of the financing were used to fund oil and gas exploration activities in the remainder of 2002 and in 2003.

In 2002, BelAir renounced $ 2.75 million in Canadian exploration expense to flow through shareholders.

Year ended December 31, 2001

Prior to 2002, BelAir’s bank debt had been classified as a long-term liability on the basis that the bank provided BelAir with an annual letter indicating that it did not intend to call the loan in the ensuing year, thereby making the maturity of the loan longer than one year.  Accounting guidelines to be implemented in 2002 require that if a loan is on demand then the loan is callable within one year and the loan must be treated as a current liability.  While the nature of BelAir’s debt has not changed as it is presently structured, the new accounting guidelines will require that the bank debt will be re-classified on the balance sheet from a long-term liability to a current liability with the attendant negative effect on working capital.

In November 2001, BelAir issued 1.67 million shares at $3.00 per share in a flow through share financing to raise $5.0 million before share issuance costs.  Proceeds of the financing were used to fund oil and gas exploration activities in the remainder of 2001 and in 2002.

In 2001, BelAir renounced $ 5.0 million in Canadian exploration expense to flow through shareholders.

Another source of capital for the Company in 2001 was borrowing under a line of credit, together with cash provided by operations.  After adding back depreciation, depletion and amortization with other items not requiring cash, the Company’s operations produced $13.6 million of cash flow during the year.  This compares to $12.3 million of cash flow generated during the year ended December 31, 2000.  Funds generated during 2001 were utilized by the Company to explore and develop additional oil and natural gas properties, on which the Company expended $25.1 million during the year ended December 31, 2001.

Historically, the Company has relied on cash flow from operations, borrowing, non-core property sales and equity financing to fund acquisition and development of its properties.  This trend is expected to continue for the foreseeable future.  At the date of filing this Report, management believes that the Company has sufficient resources for its capital requirements for the balance of the 2002 fiscal year.

Contractual Commitments

1.

The Company has firm processing arrangements with Westcoast Energy Inc. for natural gas in North East British Columbia for 10,000 mcf/d at a processing fee averaging $0.52/mcf, expiring in October 2004 and 5,000 mcf/d at a processing fee averaging $0.38/mcf, expiring in October 2007.

2.

The Company has entered into the following contracts to hedge the price of its natural gas and crude oil production as follows:

At December 31, 2002, the Corporation has fixed the price applicable to future production as follows:

3.

The Corporation has entered into employment contracts with the executive officers.  Each of these contracts sets out the executive’s salary and provides for an indefinite term of employment which is subject to termination in certain circumstances.  The employment contracts may be terminated either for cause or by the Corporation giving the executive either a notice of termination or a lump sum payment equivalent to the executive’s salary during the stipulated notice period.  In the event of a change of control and the subsequent termination of an executive officer’s employment without cause or as a result of a change in the executive officer’s responsibilities following the change of control, the executive officer shall be paid, in lieu of notice, a termination retirement allowance equivalent to the executive’s salary over the stipulated period.  The employment contracts were amended in March, 2003 to provide for modified single trigger walk away rights which provide the officer in lieu of severance with a 30 day right following the one year anniversary of a change of control, to elect to deem his employment to have been terminated.  In addition, severance payments shall include a cash equivalent of 50% of the value of the officers' benefits during any severance period.  The periods stipulated in the executives’ contracts are as follows:

Victor M. Luhowy...........................

24 months

($320,000)

Andrew I. Burnett............................

18 months

($202,500)

Kenneth D. MacRitchie ........……..

18 months

($210,000)

Kurt D. Miles……………………..

18 months

($187,500)

Kenneth T.A. Skea...........................

18 months

($187,500)

Wayne R. Wilson.............................

18 months

($187,500)

Critical Accounting Policies and Estimates

The Company can select either full cost accounting or successful efforts to account for its capital assets.  The Company has chosen the full cost accounting method and has not determined the impact of using successful efforts. In applying the full cost method of accounting, certain judgments and estimates are required.  Significant estimates include the provisions for depletion, depreciation and site restoration as well as the calculation of the ceiling test.  With respect to reserves, the estimates are inherently imprecise and accordingly the estimates will change as future information becomes available.

Legal Proceedings

There exist certain legal actions against the Company arising in the ordinary course of its business as an oil and natural gas exploration and production company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A:

Directors and Senior Management

The following sets forth the names of the members of the Company’s Board of Directors, its executive officers and significant employees of the Company as of the date of the filing of this Report, and sets forth the position with the Company held by each:

Name	Position	Since

C. David Banks(2)(3)	Director	1997
Victor M. Luhowy(2)(3)	President, Chief Executive Officer and Director	1997
Archie A. MacKinnon(1)	Director	2001
Kenneth D. MacRitchie	Vice President, Finance, Chief Financial Officer and Director	1997
Robert L. Phillips(2)	Director	2001
Owen C. Pinnell(1)	Chairman, Director	1997
Harry B. Wheeler(1)	Director	2001
Mark D. Widney(3)	Director	1997

(1) Members of the Audit and Reserves Committee
(2) Members of the Compensation and Governance Committee
(3) Members of the Environmental, Health and Safety Committee

Andrew I. Burnett	Vice President, Exploration	1999
Ross O. Drysdale	Secretary	1997
Kurt D. Miles	Vice President, Land	2000
Kenneth T. A. Skea	Vice President, Production	1999
Wayne R. Wilson	Vice President, Corporate Development	1997

The following provides a brief description of the business experience of each individual listed on the foregoing table:

C. David Banks-Director

C. David Banks has over forty years of experience in the oil and natural gas industry.  He is President of Resource Professionals Inc., a technical and professional staffing service in the oil and gas industry and the President and Principal of RP Consulting Inc., an engineering and geological consulting service.  Mr. Banks has held executive positions in Westar Petroleum Limited, United Canso Oil & Gas Ltd. and Golden Eagle Oil & Gas Ltd.  Mr. Banks is a Professional Engineer in the Province of Alberta.  He is a graduate of the University of Manitoba with a Bachelor of Science in Mechanical Engineering. Mr. Banks is the chairman of the Compensation and Governance Committee and a member of the Environmental, Health and Safety Committee.

Victor M. Luhowy-Director

Victor M Luhowy has over thirty years of experience in the oil and natural gas industry in western Canada.  Mr. Luhowy has been President and Chief Executive Officer of BelAir since its inception in 1997.  Prior to 1997, he was Senior Vice President and Chief Operating Officer of ELAN Energy Inc. Prior to this, Mr. Luhowy held executive positions with intermediate oil and natural gas producers based in western Canada.  Mr. Luhowy is a director of BlackRock Ventures Inc. and is a member of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP).  He is a Professional Engineer of Alberta.  Mr. Luhowy has a Bachelor of Science in Mechanical Engineering from the University of Alberta and an MBA from the University of Calgary. Mr. Luhowy is a member of the Compensation and Governance Committee and the Environmental, Health and Safety Committee.

Archie A. MacKinnon – Director

Archie A. MacKinnon has over thirty years of experience in investment banking and venture capital activities.  Mr. MacKinnon is Managing Director of SutterHill Capital Corporation, a private investment banking concern. He is also President of AIS Resources Limited, a publicly traded company on the CDNX.  Prior to this, Mr. MacKinnon was the President and Chief Executive Officer of Alta-Can Telecom, and the President of the Association of Canadian Venture Capital Companies (ACVCC).  Mr. MacKinnon is a Professional Engineer in the Province of Ontario.  He is a graduate in Electrical Engineering from the University of British Columbia and holds an MBA from the Schulich School of Business. Mr. MacKinnon is a member of the Audit and Reserves Committee.

Kenneth D. MacRitchie-Director

Kenneth D. MacRitchie has twenty-three years of experience in the oil and natural gas industry primarily in oil and gas financing.  Mr. MacRitchie has been Vice President, Finance and Chief Financial Officer of BelAir since its inception in 1997.  Prior to 1997, he was an executive officer for two years with Equis Energy Corporation, a junior oil and natural gas company listed on the TSE.  Prior to this, Mr. MacRitchie had fourteen years of experience with three banks that specialized in oil and gas financing in western Canada.  Mr. MacRitchie holds a Bachelor of Arts, Honours degree from York University and an MBA from Dalhousie University.

Robert L. Phillips-Director

 Robert L. Phillips, Q.C. has over twenty-seven years experience in law, securities regulation, banking, corporate finance, mergers, acquisitions and divestitures. Mr. Phillips is the President and Chief Executive Officer of the BCR Group of Companies, a commercial Crown corporation of British Columbia. Prior to this, Mr. Phillips was Executive Vice President, Business Development and Strategy with MacMillan Bloedel Limited.  Mr. Phillips is a member of the Investments Operations Committee of the Treasury Department of the Province of Alberta and the Business Advisory Council of the University of Alberta School of Business.  Mr. Phillips holds degrees from the University of Alberta in chemical engineering and law.  Mr. Phillips is a member of the Compensation and Governance Committee.

Owen C. Pinnell-Director

Owen C. Pinnell, Managing Partner of I 3 Capital Partners Inc., has more than fifteen years experience as president, CEO and director of various public and private companies in Canada and the USA.  He was the founder and CEO of Newalta Corporation from 1982-1992 and the founder and Managing Director of Anadime Corporation from1992–2001.   Mr. Pinnell is a mechanical engineer by profession, receiving his engineering education at the Auckland Technical Institute in New Zealand.  Mr. Pinnell is a registered Professional Engineer in Alberta and British Columbia. Mr. Pinnell is the chairman of the Board of Directors and a member of the Audit and Reserves Committee.

Harry B. Wheeler-Director

Harry B. Wheeler has over 40 years of experience in the oil and gas industry in Canada and internationally.  Mr. Wheeler founded Cabre Exploration Ltd. in 1980 and was the Chairman of Cabre until December 2000.    He is a Director of Enerplus Royalty Trust, the Alberta Motor Association and Arcis Corp. Mr. Wheeler is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). He is a graduate of the University of British Columbia with a Bachelor of Science in Geology. Mr. Wheeler is a chairman of the Audit and Reserves Committee.

Mark D. Widney-Director

Mark D. Widney is President and Chief Executive Officer of C-Tech Energy Services Inc., an oilfield services company listed on the CDNX, and has been an officer of Widney Industries since 1986.  Mr. Widney been active in the oil and gas industry for twenty-five years and is a director and former Chairman of the Service Rig Division of the Canadian Association of Oilfield Drilling Contractors. Mr. Widney is the chairman of the Environmental, Health and Safety Committee.

Andrew I. Burnett - Vice President, Exploration

Andrew Burnett joined BelAir in October 1999.  He has over twenty-six (26) years of experience and has established a track record of exploration success in the Western Canadian Sedimentary Basin in small companies.  Prior to joining BelAir he was with Gardiner Oil and Gas Limited and Gardiner Exploration Limited (the “Gardiner Companies”) for six years.  Prior to the Gardiner Companies, Mr. Burnett was Exploration Manager with Pacific Enterprises Oil Company (Canada) for two years prior to their sale to EnerPlus Group of Companies.  Before that, Mr. Burnett spent ten years in various management positions with Texaco Canada Inc. and predecessor companies.  Mr. Burnett received both his B.Sc. and his M.Sc. in Geology from the University of Saskatchewan.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA) and the Canadian Society of Petroleum Geologists.

Ross O. Drysdale - Corporate Secretary

Ross Drysdale is a lawyer and partner in the law firm of Baker & MacKenzie in Calgary, Alberta.  He has over thirty years of experience in the legal profession and specializes in corporate, securities and business law.  Mr. Drysdale was admitted to the New Brunswick bar in 1973 and the Alberta bar in 1978.  Prior to moving to private practice in 1985, he spent over eight years working as legal counsel for two major oil and gas companies in Calgary.  He is a director of a number of private and public companies.  Mr. Drysdale is a graduate of Mount Allison University (B.A.) and the University of New Brunswick (LL.B.).

Kurt D. Miles – Vice President, Land

Kurt Miles has twenty-seven years of experience in the oil and natural gas industry.  As a landman, he began his career with Mobil Oil in 1980.  Before joining BelAir, Mr. Miles was Vice President, Land and Contracts with Pursuit Resources Corp., a TSE listed company.  Before Pursuit, Mr. Miles was employed by Encor Energy Corporation from 1987 to 1993 as Division Landman and progressed to the position of manager of a multi-disciplinary resource development team. From 1984 to 1987, Mr. Miles was land manager for Trillium Exploration Corporation, a frontier exploration joint venture company operating in the McKenzie Delta, Beaufort Sea, Northwest Territories, Scotia Shelf and Hibernia and Terra Nova areas.  Prior to this, Mr. Miles was a negotiating landman with Mobil Oil in its Western Canadian and Frontier jurisdictions. Mr. Miles holds a B.Sc. from the University of Calgary and is a member of the Canadian Association of Petroleum Landmen.

Kenneth T. Skea - Vice President, Production

Kenneth Skea, P. Eng. has over twenty-seven years of engineering and operating experience in the oil and gas industry in western Canada.  Prior to joining BelAir, Mr. Skea spent five (5) years as Vice President, Engineering at Saxon Petroleum Inc.  Mr. Skea spent ten (10) years with private and public junior oil and gas companies with increasing responsibility, rising from Engineering Manager at Mont Resources Limited to Vice President, Development, with Glencrest Energy Ltd.  Prior to this, Mr. Skea worked with Coles Nikiforuk Pennell as an Evaluations Engineer consultant for two years after completing five (5) years with Esso Resources Canada Limited.  At Esso Resources, Mr. Skea was Area Manager - Calgary for (2) two years and (2) two years at Esso’s Judy Creek Project.  He is a Professional Engineer in Alberta and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA).  Mr. Skea graduated in Mechanical Engineering in 1976 from the College of Engineering, University of Saskatchewan.

Wayne R. Wilson - Vice President, Corporate Development

Wayne Wilson has over thirty-two years of finance, administration and accounting experience in the oil and gas industry.  Mr. Wilson has held positions that required a progression in increased responsibility.  Mr. Wilson was employed by Unocal Oil Company of Canada (a public oil and gas company) from 1971 to 1984 where he earned his designation as a Certified General Accountant (CGA), rose to the position of Manager, Corporate Accounts and gained international experience working in the company’s International Division in Jakarta, Indonesia.  Mr. Wilson then worked at CN Exploration Inc. (a private oil and gas company) for ten (10) years, advancing to the position of General Manager, Finance and Administration and was responsible for the management of accounting, administration and information systems of the organization.  Mr. Wilson is responsible for the management of the company’s financial and investor relationships, management information systems and audit.  Mr. Wilson has a CGA designation and an MBA degree.

The Directors are elected to hold office until the next annual meeting of stockholders and until their respective successors have been elected and qualified.  Officers are appointed annually by the Board of Directors and hold offices at the will of the Board of Directors. The Annual Meeting of Shareholders was most recently held on June 20, 2003.

B:

Compensation

Compensation of Officers

The following table summarizes compensation paid to the chief executive officer of the Company for the year ended December 31, 2002, 2001 and 2000 respectively.  The table also sets out compensation paid to all other officers whose compensation exceeded $100,000 during those periods:

Summary Compensation Table

Name and Principal Position	Period	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Common Shares under option	All other Compensation ($)
Victor M. Luhowy President and Chief Executive Officer	2002	$160,000	-	$10,022	30,000	-
	2001	$110,000	-	$8,705	175,000	-
	2000	$109,999	-	$7,727	90,000	-

Kenneth D. MacRitchie Vice President, Finance and Chief Financial Officer	2002	$140,000	-	$10,081	30,000	-
	2001	$100,000	-	$8,180	65,000	-
	2000	$100,000	-	$7,286	61,250	-

Andrew I. Burnett Vice President, Exploration	2002	$135,000	-	$10,872	30,000	-
	2001	$100,000	-	$8,949	90,000	-
	2000	$100,000		$6,538	65,000	-

Kurt D. Miles Vice President, Land	2002	$125,000	-	$7,340	30,000	-
	2001	$90,000	-	$5,417	80,000	-
	2000	$23,192	-	$592	110,000	-

Kenneth T. A. Skea Vice President, Production	2002	$125,000	-	$8,627	30,000	-
	2001	$85,000	-	$6,454	70,000	-
	2000	$85,000	-	$5,685	88,750	-

Wayne R. Wilson Vice President, Corporate Development	2002	$125,000	-	$10,104	30,000	-
	2001	$90,000	-	$8,477	70,000	-
	2000	$90,000	-	$7,666	67,500	-

Compensation of Directors

Each independent Director (non-management) in attendance at meetings of the Board of Directors receives expenses and payment for each meeting of the full Board and each meeting of its committees. The Company commenced the payment of Director’s fees for attending Board and committee meetings in fiscal 2001.  Non-management Directors were compensated $500 per Board of Directors meeting and $250 per committee meeting. The following is a listing of those payments made during the fiscal year 2002.

Name	Amount Paid

C. David Banks	$2,500
Archie A. MacKinnon	$2,750
Owen C. Pinnell	$2,750
Robert L. Phillips	$2,000
Harry B. Wheeler	$2,750
Mark D. Widney	$2,500

Option Plan

The Company has a stock option plan (the “Plan”) for its directors, officers, employees and consultants.  Under the Plan, the Company has reserved for issuance a total of 3,000,000 Common Shares as of the date of the filing of this Report.  The criteria used to determine eligibility for granting of options, the number of Common Shares covered by each option, the vesting period and the term of each option is at the discretion of the Board of Directors.  The exercise price of options is determined by the Board of Directors based on the market price of the Common Shares on the date of the grant.  The exercise price may not be less than the discounted exercise price prescribed by the policies of The Toronto Stock Exchange. The term of an option may not be for more than ten years from the date on which it is granted.  All options are non-transferable.  All options granted to directors and officers vest immediately.  Options granted to employees and consultants other than directors and officers vest as to one third after each of the first, second and third years of employment.  The maximum number of Common Shares reserved for issuance to any one individual on the exercise options held by that one individual may not exceed five per cent (5%) of the issued and outstanding Common Shares.  The Company has seven officers who hold 1,603,000 options as a group.  The Company has eight directors, six of which are not executive officers and who hold 396,500 options as a group.  The employees other than the officers and consultants of the Company hold 582,050 options as a group. During the year ended December 31, 2002, the Company granted 604,500 options under this Plan.  As of the date that this Report was filed, there were 2,633,050 options outstanding to directors, officers, employees and consultants.

The following table represents current options outstanding and changes in stock options for the last three years.

	Number of Options	Exercise Price Range
Year ended December 31, 2002
Granted	604,500	$0.95-$2.00
Cancelled/expired	31,250	$$1.46-$4.64
Exercised	10,000	$$1.46-$1.80
Outstanding at December 31, 2002	2,633,050	$0.95-$3.95

Year ended December 31, 2001
Granted	1,001,000	$1.75-$3.95
Canceled/expired	16,000	$3.00
Exercised	67,450	$1.44-$2.00
Outstanding at December 31, 2001	2,069,800	$1.44-$4.64

Year ended December 31, 2000
Granted	686,500	$1.80-$2.15
Canceled/expired	28,875	$1.46-$3.20
Exercised	15,625	$1.80-$2.00
Outstanding at December 31, 2000	1,152,250	$1.44-$4.64

Year ended December 31, 1999
Granted	107,500	$1.44-$2.00
Canceled/expired	12,500-	$1.60
Exercised	-
Outstanding at December 31, 1999	510,250	$1.44-$4.64

The following table represents options outstanding at December 31, 2002 to directors, officers, employees and consultants of the Company.

Grant Date	Expiry Date	Number of Options	Exercise Price
18 March 1997	18 March 2007	39,375	$1.60
26 August 1997	26 August 2007	54,375	$2.88
12 February 1998	12 February 2008	46,250	$3.20
11 May 1998	12 Feb 2008	2,500	$3.20
19 November 1998	19 November 2008	230,300	$2.00
5 March 1999	5 March 2009	21,250	$1.44
18 October 1999	18 October 2009	65,000	$1.60
11 January 2000	11 January 2010	63,000	$1.46
17 August 2000	17 August 2010	393,500	$1.80
13 November 2000	13 November 2010	130,000	$2.00
21 November 2000	21 November 2010	15,000	$2.15
12 January 2001	12 January 2011	55,000	$2.35
28 February 2001	28 February 2011	255,000	$3.10
15 May 2001	15 May 2011	15,000	$3.95
16 August 2001	16 August 2011	145,000	$3.00
15 November 2001	15 November 2011	5,000	$2.10
14 December 2001	14 December 2011	498,000	$1.75
16 May 2002	16 May 2012	10,000	$1.93
16 August 2002	16 August 2012	5,000	$1.18
15 November 2002	15 November 2012	524,500	$1.00
15 November 2002	15 November 2012	60,000	$0.95
		2,633,050	$1.89

As a result of the takeover of Tikal on December 31, 2001, BelAir received approval from the TSX to convert the options held by Tikal employees, officers and directors into a new BelAir/Tikal option plan.  Under the plan, upon exercise of options, holders of Tikal options are entitled to receive 0.4 of a BelAir Common Share. The option term was determined under the “change of control” section of the Tikal plan and ranges from 90 days to one year.  On November 19, 2002, all remaining Tikal options expired.  During 2002, of the 845,844 Tikal options outstanding, 48,779 options were exercised at a weighted average price of $2.00 and 797,065 options expired which had a weighted average price of $3.12.

C:

Board Practices

The Directors are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.  Officers are appointed annually by the Board of Directors and hold offices at the will of the Directors.  The Annual meeting of Shareholders will be held on June 20, 2003.

The Board discharges its responsibilities both directly and indirectly through its committees.  The committees are as follows:

1.

The Audit and Reserves Committee is comprised of three independent unrelated directors.  The current members are Harry B. Wheeler, chairman, Archie A. MacKinnon and Owen C. Pinnell.  The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, the performance of the Company’s auditors and reviewing the reserves evaluations prepared by the Company’s independent reserves evaluation engineering consultants.  The committee is also responsible for reviewing quarterly and annual financial statements prior to their approval by the full Board.

2.

The Compensation and Governance Committee is comprised of two independent directors, C. David Banks, chairman, and Robert L Phillips and one director from management, Victor M. Luhowy.  The committee is responsible for setting compensation paid to executive officers and establishing and reviewing incentive plans.

3.

The Environmental, Health and Safety Committee is comprised of two independent and unrelated directors, Mark D. Widney, chairman, and C. David Banks and one director from management, Victor M. Luhowy.  The committee is responsible for reporting to the Board on all matters relating to environmental, health and safety issues.

D:

Employees

The Company has 19 full time employees including its President and Vice Presidents of Finance, Land, Production, Exploration and Corporate Development, 2 geologists, 1 production engineer and 2 technical support staff, 1 field supervisor, 1 landman, 3 accounting staff, 1 investor relations, 1 executive assistant and one other administrative support person.  There are no unionized employees and the Company believes that it enjoys excellent relations with its employees.

E:

Share Ownership

The following table describes the ownership of the Company’s Common Shares, the only class of voting securities outstanding, by the officers and directors listed above.  The table includes all options owned by the named individuals. The percentage of equity owned by any particular person assumes that the options owned by that individual are exercised, but not by any other individual.

Directors’ and Officers’ Share Equity
Name	# of Shares	# of Options	Total	% of Equity
Directors
C. David Banks	37,500	71,000	108,500	0.3%
Victor M. Luhowy	267,821	440,000	707,821	2.0%
Archie A. MacKinnon	70,000	55,000	125,000	0.3%
Kenneth D. MacRitchie	61,429	220,000	281,429	0.8%
Robert L. Phillips	24,556	55,000	79,556	0.2%
Owen C. Pinnell	628,801	89,500	718,301	2.0%
Harry B. Wheeler	110,800	55,000	165,800	0.5%
Mark D. Widney	102,000	71,000	173,000	0.5%

Officers
Andrew I. Burnett	91,014	230,000	321,014	0.9%
Ross O. Drysdale	184,800	63,000	247,800	0.7%
Kurt D. Miles	12,446	220,000	232,446	0.6%
Kenneth T. A. Skea	47,082	210,000	257,082	0.7%
Wayne R. Wilson	73,747	220,000	293,747	0.8%

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A:

Major Shareholders

As of December 31, 2002, the Company had an aggregate of 32,044,978 Common Shares issued and outstanding.  There are no material interests, direct or indirect, directors, officers, any shareholder who beneficially owns directly or indirectly, more than 5% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last three years or in any proposed transaction which is materially affected or would materially affect the Company. The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

As of December 31, 2002, the directors and officers of the Company, as a group, directly owned 1,711,966 Common Shares of the Company, or approximately 5.3% of the Company’s issued and outstanding Common Shares.

 On March 31, 2003, the Company announced that it had resolved to commence a process to explore strategic alternatives designed to maximize shareholder value. The alternatives may include the sale of the Company, a merger, conversion, reorganization or such other alternatives that may be considered to be in the best interests of the Company’s shareholders.

On June 20, 2003, BelAir and Purcell Energy Ltd. (“Purcell”) jointly announced that they had entered into an arrangement agreement to which the business and operations of the two companies will be combined into Purcell subject to certain conditions including the approval of the shareholders of BelAir.  BelAir shareholders will receive 0.354 of a Purcell share for a portion of each BelAir common share and $0.10 cash for the remaining portion of a BelAir share.  The arrangement will result in a change of control of the Company.

B:

Related Party Transactions

Other than as set out below, the directors and senior officers of the Company and associates and affiliates thereof (as defined in the Securities Act (Alberta), have no direct or indirect material interest in any transaction or proposed transaction that has materially affected or will materially affect the Company.  Ross O. Drysdale, the Corporate Secretary of the Company, is a partner of Baker & Mackenzie, a law firm that provides legal services to the Company. There is no plan or arrangement in respect of compensation received or that may be received by the Company’s executive officers in the most recently completed year with a view to compensating those officers in the event of termination of their employment or a change of responsibilities following a change of control.

The Company has entered into employment contracts with its executive officers. Each of these contracts sets out the executive’s salary and provides for an indefinite term of employment which is subject to termination in certain circumstances.  The employment contracts may be terminated for cause or by the Company giving the executive either notice of termination or a lump sum payment equivalent to the executive’s salary during the stipulated notice period.  In the event of a change in control and the subsequent termination of an executive officer’s employment without cause or as a result of a change in an executive officers responsibilities following a change in control, the executive officer shall be paid, in lieu of notice, a termination allowance equivalent to the executive’s salary over the stipulated period.  The periods stipulated in the executives’ contracts are as follows:

Victor M. Luhowy	24 months	$320,000
Kenneth D. MacRitchie	18 months	$210,000
Andrew I. Burnett	18 months	$205,500
Kurt D. Miles	18 months	$187,500
Kenneth T. A. Skea	18 months	$187,500
Wayne R. Wilson	18 months	$187,500

Management is of the opinion that the terms and conditions of these arrangements were no less favourable than could have been obtained from an unaffiliated third party.

ITEM 8.

FINANCIAL INFORMATION

See ITEM 17.

ITEM 9.

THE OFFER AND LISTING

A. 4

Stock Prices-Yearly

Common Shares of the Company are traded on The Toronto Stock Exchange (“TSX”), trading symbol “BEC”.  The Common Shares of the Company commenced trading on The Toronto Stock Exchange effective August 10, 2000. Prior to this, the Company traded on the Canadian Venture Exchange

The following table sets forth the high and low prices for the Company’s Common Shares during the last three fiscal years:

Fiscal Year End	High	Low
December 31, 2002	$2.30	$0.72
December 31, 2001	$4.96	$1.65
December 31, 2000	$2.55	$1.13
December 31, 1999	$2.24	$1.15

Stock Prices-Quarterly

The following table sets forth the high and the low sales prices, in Canadian dollars, for the Company’s Common Shares in Canada for each quarter of the two most recent fiscal periods.

Period	Year Ended December 31, 2002		Year Ended December 31, 2001
	High	Low	High	Low

First Quarter	$2.30	$1.61	$3.69	$2.25
Second Quarter	$2.20	$1.35	$4.96	$4.90
Third Quarter	$1.49	$0.90	$3.70	$3.51
Fourth Quarter	$1.25	$0.72	$2.70	$1.65

No dividends have been declared or paid to date, and it is not anticipated that dividends will be paid in the foreseeable future.  Management intends to follow a policy of investing profits of the Company, if any, in additional growth of the Company.  As of December 31, 2002, the Company had approximately 1,569 record holders of its Common Shares and 5,346 beneficial holders.  Of these, 113 record holders, holding an aggregate of 1,911,550 Common Shares, had addresses in the United States.  Of the beneficial holders, 401, holding an aggregate of 2,386,541 Common Shares, had addresses in the United States.

Stock Prices-Monthly for Year 2003 to Date

The following table describes the high and low prices of the Common Shares for each month during the current year:

	High	Low	Close
January	$1.39	$0.98	$1.14
February	$1.52	$1.05	$1.20
March	$1.31	$1.01	$1.01
April	$1.18	$0.93	$0.95
May	$1.15	$0.95	$1.02
June (1)	$1.10	$0.90	$0.94

Note:

1.

June 2003 up to June 23, 2003

ITEM 10.

ADDITIONAL INFORMATION

A:

Share Capital

Not applicable

B:

Memorandum and Articles of Association

Incorporated by reference to the Registration Statement on Form 20-F with the United States Securities Exchange Commission, File No. 0-18008.

C:

Material Contracts

  See ITEM 19 Exhibits below.

D:

Exchange Controls

Canada has no system of exchange controls.  There are no restrictions on the repatriation of capital or earnings of a Canadian business to non-resident investors.  Except for certain provisions with respect to taxation, no laws of Canada affect the remittance of dividends, profits, interest, royalties or other payments to non-Canadian holders of the Company’s securities (See TAXATION below).

There are no limitations under Canadian law on the right of foreigners to hold or vote securities of the Company except those contained in the Investment Canada Act (the “ICA”) which requires review and approval by the Director of Investment Review under the Ministry of Industry Canada (the “Director”) under the ICA, of acquisitions of “control” of the Company’s securities by “non-Canadians” if such acquisitions meet certain threshold requirements.  The ICA defines “non-Canadian” to include an “entity” (defined as a corporation, partnership, trust or joint venture) that is not Canadian controlled.

The ICA establishes certain presumptions regarding acquisitions of control.  An acquisition of a majority of the voting interest of a Canadian business would be deemed to be an acquisition of control under the ICA.  In addition, an acquisition of less than a majority, but one-third or more of the voting interest of a Canadian business would be presumed to be an acquisition of control unless it can be established that the Canadian business would not be, in fact, controlled by the acquiring entity through the ownership of voting interests.  An acquisition of less than one-third of the voting interests of a Canadian business is deemed to be an acquisition of control.

The ICA applies to acquisitions of control of Canadian businesses whose assets, in the case of direct acquisition, are valued in excess of $5 million, or in the case of an indirect acquisition through a foreign corporation, at $50 million or more.  Accordingly, in the event of a direct acquisition of control of the Company, the transaction would require the review and approval of Investment Canada.  Because the assets of the Company at December 31, 2001 exceed the $50 million, the indirect provisions of the ICA may apply.  The thresholds referred to above are higher in the case of investments by entities from countries which are members of the World Trade Organization.  The $5 million threshold referred to above would be increased to $160 million (subject to adjustment for inflation) in the case of an investor from a World Trade Organization member, such as the United States.

 E:

Taxation

Under the IncomeTax Act (Canada), dividends paid or credited by the Company on its Common Shares to any non-Canadian shareholder are subject to withholding tax.  The amount of tax varies depending on the country of residence of the shareholder.  Pursuant to the 1980 Canada-U.S. Income Tax Convention, the rate of withholding tax on dividends paid or credited to United States residents is 10% for shareholders which are corporations and which own at least 10% of the voting stock of a Canadian corporation, and 15% in all other cases.  Since the Company has not paid dividends in the past and it is not anticipated that they will be paid in the future, it is not anticipated that this tax will affect shareholders of the Company in the foreseeable future.

F:

Dividends and Paying Agents

Not applicable.

G:

Statement by Experts

Not applicable.

H:

Documents on Display

Copies of the Company’s Articles of Incorporation have been filed with and may be inspected at the office of Alberta Consumer and Corporate Affairs.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All companies in the Canadian oil and natural gas industry are faced with a number of business risks, some of which are beyond the control of the Company.  These are generally categorized as financial, regulatory and operational risks.  BelAir faces additional exposure due to its operations in the United Kingdom.  Financial risks are highlighted by fluctuations in commodity prices, interest rates and exchange rates between the U.S. dollar, the British pound and the Canadian dollar.  While there are various financial instruments with which to set these variables for fixed periods of time, the Company had no such contracts in place at December 31, 2001.

The Company endeavours to minimize the risks associated with these variables. BelAir is exposed to market risk to the extent the demand for oil and natural gas produced by BelAir exists within Canada and the United States. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals.  BelAir mitigates these risks by connecting its natural gas production to mature pipeline infrastructure that operates with minimal interruptions.  BelAir’s oil production is high quality light sweet crude and not subject to adverse quality differentials. BelAir’s exploration activity targets natural gas near existing infrastructure.

Commodity price fluctuations can be ameliorated by a program of commodity price hedging.  BelAir can protect itself from the negative effects of the volatility of commodity prices by the use of market instruments that can ensure future prices.  BelAir will continue to look for opportunities to implement market instruments to protect against downside risk in commodity prices. BelAir will use market instruments to ensure that future cash flow is sustained at levels that will allow BelAir to achieve its financial objectives.

The Company has implemented a policy to hedge at most one-half of its production through physical and financial instruments to reduce the volatility of commodity prices.

Regulatory risks are minimized through operations in countries with stable government regulation and English law traditions.  BelAir maintains environmental and safety standards through consultation with the various regulatory authorities.  To manage environmental risks, BelAir complies with all environmental regulations under the various jurisdictions that administer environmental policy in the areas that BelAir carries out field operations.  Environmental reviews are completed as part of the Company’s due diligence when property acquisitions are contemplated.  BelAir maintains a program to review all of its producing properties on a three year rotating basis to assess the environmental impact of our operations. BelAir has implemented a safety and environmental policy that is designed, at a minimum, to comply with current governmental regulations for the oil and gas industry.  Employees and field contractors follow the Company’s environmental and safety manual and the policies set out by occupational health and safety regulations.

BelAir is committed to minimizing the effects of our activities on the environment and protecting our employees and contractors.  BelAir continually monitors government standards to ensure compliance with any changes to these policies and regulations.  BelAir has a formal Emergency Response Plan (ERP) detailing procedures that employees and contractors must follow in the event of an operational emergency.  Emergency response plans are also in place throughout the Company’s U.K. operations.  The Company maintains our own contract people in the U.K. that are supervised by corporate officers resident in that country.

An Environmental, Health and Safety Committee consisting of officers and directors of the company, reports to the Board of Directors on a regular basis.

Finally, BelAir carries adequate insurance to cover identifiable risks and potential liabilities related to field and office activity as well as coverage for personnel and directors executing their corporate duties.  BelAir maintains comprehensive insurance to cover risks of well blow-out and pollution.

Operational risks are the most directly controllable by an oil and natural gas company, as they pertain to finding and development costs, production performance and marketing, hazards associated with drilling and producing high pressure hydrocarbon deposits deep in the ground.  Operational risk is managed by becoming the operator of jointly owned properties where possible as a means maintaining control over the timing of capital expenditures, operational decisions and costs.  BelAir intends to continue to increase its interests and be the operator in identified key properties while divesting itself of low interest properties where operatorship would not be available and the properties do not fit into BelAir’s focus areas.  In 2001, BelAir operated its top 6 producing properties representing 80% of its production.  BelAir endeavours to mitigate these risks through the hiring of highly qualified and motivated professionals.  In addition, we utilize contract service and equipment providers of the highest standards and with whom we are familiar and confident of their abilities and equipment.  Appropriate insurance coverage minimizes the risks to the Company against destruction of assets, well blow-outs, pollution and other such business interruptions.  BelAir also maintain a geographically diverse inventory of prospects, focus on established technology and drill within basins where in-house expertise exists.

The following are selected sensitivity analysis of items that affect Cash Flow and Net Income:

Cash Flow Sensitivities
Oil Price ($1.00 U.S./bbl)	$235,000
Gas Price ($0.10/mcf)	$255,000
U.S. exchange ($0.01 U.S.)	$89,000
Interest rate (1.0%)	$347,000

Net Income Sensitivities
Oil Price ($1.00 U.S./bbl	$142,000
Gas Price ($0.10/mcf)	$154,000
U.S. exchange ($0.01 U.S.)	$54,000
Interest rate (1.0%)	$209,000

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15:

DISCLOSURE

The Board of Directors has overall responsibility for reviewing the Company’s disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders.  The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure, the Audit and Reserves Committee is responsible for reviewing the Company’s financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company’s financial position.

ITEM 16:

INFORMATION WITH RESPECT TO:

A:

AUDIT AND RESERVES COMMITTEE

The Audit and Reserves Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, the performance of the Company’s auditors and reviewing the reserve evaluations prepared by the Company’s independent reserves evaluation engineering consultants.  The committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual financial statements prior to their approval by the full Board.

B:

CODE OF ETHICS AND CORPORATE GOVERNANCE PRACTICES

The Company has not adopted a formal “code of ethics”, however, it does maintain written standards that are reasonably designed to deter wrong-doing and to promote:

1.

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.

Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant;

3.

Compliance with applicable governmental laws, rules and regulations;

4.

The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

5.

Accountability for adherence to the code.

In addition the Company practices corporate governance in accordance with rules and regulations in Canada.

Corporate Governance relates to the activities of the Board of Directors who are elected by and accountable to the Shareholders, and takes into account the role of management who are appointed by the Board of Directors and who are charged with the on-going management of the Company.  The Board of Directors of the Company encourages sound corporate governance practices designed to promote the well being and on-going development of the Company, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all Shareholders.  The Board also believes that sound corporate governance benefits the Company’s employees and the communities in which the Company operates.  The Board is of the view that the Company’s corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada adopted by the Toronto Stock Exchange (the “TSE Guidelines”).  The following is a discussion of the Company’s philosophies and procedures in the area of corporate governance.

Mandate of the Board

The Board of Directors has a general mandate to oversee the management of the business and affairs of the Company.  The directors discharge the following five specific responsibilities as part of their overall “stewardship responsibility”:

1.

Adoption of a strategic planning process;

2.

The identification of the principal risks of the Company’s business and employ appropriate systems to manage the risks;

3.

Succession planning, including appointing and monitoring senior management;

4.

Oversee the Company’s public communications policies and their implementations, including disclosure of material information, investor relations and communications; and

5.

Monitor and assess the scope, implementation and integrity of the Company’s internal information, audit and control systems.

Composition of the Board and Representation of Shareholder Interests

The Company’s Board is comprised of eight Directors, six of whom are independent directors and two directors drawn from senior management.  The Board believes that this combination leads to a constructive exchange of views in board deliberations resulting in objective well-balanced and informed discussion and decision-making.  Owen C. Pinnell, C. David Banks, Archie A. MacKinnon, Robert L. Phillips, Harry B. Wheeler and Mark D. Widney can be defined as “unrelated directors” or directors who are independent of management and are free from any interests and any business or other relationships which could, or could reasonably be perceived to, materially interfere with the directors’ ability to act with a view to the best interest of the Company, other than interests and relationships arising from shareholdings, and do not have interests in relationships with the Company.

Meetings of the Board

The Board of Directors of the Company meets at least once in each quarter, with additional meetings held when appropriate. The Board also meets annually to review and approve the Company’s business plan. In 2001, there were six regular meetings of the Board. In addition, a special meeting of the Board was held on one occasion to discuss matters relating to an acquisition. Four regular meetings are scheduled for 2003. Meeting frequency and agenda items may change, depending on the opportunities or risks faced by the Company.

Committees

The Board discharges its responsibilities both directly and through its committees.  The committees are as follows:

1.

The Audit and Reserves Committee is comprised of three independent unrelated directors.  The current members are, Harry B. Wheeler, Chairman, Archie A. MacKinnon, Owen C. Pinnell.  This committee is responsible for reviewing the Corporation’s financial reporting procedures, internal controls, the performance of the Corporation’s auditors and reviewing the reserve evaluations prepared by the corporation’s independent reserves evaluation engineering consultants.  The committee is also responsible for reviewing quarterly and annual financial statements prior to their approval by the full Board.

2.

The Compensation and Governance Committee is comprised of two independent and unrelated directors, C. David Banks, Chairman and Robert L. Phillips and one director from management, Victor M. Luhowy.  This committee is responsible for setting compensation paid to executive officers, establishing and reviewing incentive plans and advising the Directors on all corporate governance matters.

3.

The Environmental, Health and Safety Committee is comprised of two independent directors, Mark D. Widney, Chairman and C. David Banks and one director from management, Victor M. Luhowy.  The committee is responsible for reporting to the Board on all matters relating to environmental, health and safety issues.

C:

ACCOUNTANTS FEES AND SERVICES

In 2002, KPMG LLP, the Company’s external auditors, received total fees of $237,758 for the year ended December 31, 2002.  KPMG LLP provides audit and review services for respectively annual and interim financial statements of the Company as well as tax advice and the preparation of annual tax returns.

ITEM 17.

FINANCIAL STATEMENTS

See financial statements at the end of this report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Except as otherwise noted, the following documents were included as exhibits to the Company’s Registration Statement on Form 20-F filed for fiscal year ended December 31, 2001, and are incorporated herein by this reference.  See Exhibits at the end of this report for additional exhibits.

Exhibit No.

1.

Certificate of Incorporation of the Company dated September 12, 1996, as filed with the Registrar of Corporations, Government of Alberta.*

2.

Certificate of Amalgamation dated January 1, 2002, as filed with the Registrar of Corporations, Government of Alberta.*

3.

Articles of Incorporation dated September 12, 1996, as filed with the Registrar of Corporations, Government of Alberta.*

4.

Articles of Incorporation dated January 1, 2002, as filed with the Registrar of Corporations, Government of Alberta.*

5.

By-law No.1 of the Company as adopted October 30,1996.*

6.

Employment Agreement dated December 1, 1997 between BelAir Energy Corporation and Wayne R. Wilson, Vice President, Corporate Development.*

7.

Amendment to Employment Agreement of December 1, 1997, dated February 1, 2000, between BelAir Energy and Wayne R. Wilson.*

8.

Employment Agreement dated December 8, 1999 between BelAir Energy Corporation and Ken Skea, Vice President, Production.*

9.

Employment Agreement dated November 17, 2000, between BelAir Energy Corporation and Kurt Miles, Vice President, Land.*

10.

Employment Agreement dated December 1, 1997 between BelAir Energy Corporation and Victor M. Luhowy, President and Chief Executive Officer.*

11.

Employment Agreement dated November 26, 1999 between BelAir Energy Corporation and A. I. Burnett, Vice President, Exploration.*

12.

Employment Agreement dated December 1, 1997 between BelAir Energy Corporation and Kenneth D. MacRitchie, Vice President, Finance and Chief Financial Officer.*

13.

Shareholder Rights Plan Agreement dated as of March 1, 2001, between Belair Energy Corporation and Olympia Trust Company, as Rights Agent.*

14.

Employee Stock Savings Plan Trust Agreement dated March 1, 2000, between Belair Energy Corporation and Olympia Trust Company.*

15.

Depository Agreement dated December 9, 1997, between Belair Energy Corporation and Montreal Trust Company of Canada.*

16.

Corporate Charter of BelAir Exploration Inc. dated March 22, 2001 as filed with the office of the Secretary of State of the State of Nevada, USA.*

17.

Articles of Incorporation ok of BelAir Exploration Inc. dated March 21, 2001 as filed with the office of the Secretary of State of the State of Nevada, USA.*

18.

Certificate of Authority of BelAir Exploration Inc. dated May 8, 2001 as filed with the office of the Secretary of State of the State of North Dakota, USA.*

19.

Certificate of Authority, Foreign Corporation, of BelAir Exploration Inc. dated March 22, 2001 as filed with the office of the Secretary of State of the State of North Dakota, USA.*

20.

By-laws of BelAir Exploration Inc. adopted March 21, 2001.*

21.

Certificate of Incorporation-908834 Alberta Ltd. dated December 12, 2002.*

22.

Certificate of Amendment-908834 Alberta Ltd. dated March 30, 2001, changing the name of the company to BelAir Royalty Fund Ltd., as filed with the Registrar of Corporations, Province of Alberta.*

23.

Certificate of Amendment and Registration of Restated Articles dated October 29, 2001,as filed with the Registrar of Corporations, Province of Alberta.*

24.

Articles of Amendment dated October 23, 2001, as filed with the Registrar of Corporations, Province of Alberta.*

25.

By-law No. 1 and By-law No. 2 of BelAir Royalty Fund Ltd. as adopted and made effective February 1, 2001.*

*Incorporated by reference to the Form 20-F of the Company filed for fiscal year ended December 31, 2001.

26.

Agreement between Tikal Resources Corp. (BelAir Energy Corporation) and Westcoast Energy Inc. dated October 22, 2001.

27.

Master Agreement between BelAir Energy Corporation and Plains Marketing Canada, L.P. dated April 2, 2002, confirmation 01.

28.

Master Agreement between BelAir Energy Corporation and Plains Marketing Canada, L.P. dated April 2, 2002, confirmation 02.

29.

Master Agreement between Nexen Marketing and BelAir Energy Corporation dated November 1, 1997, confirmation of sale on April 4, 2003 of 2,500 GJ/d at $5.17/GJ.

30.

Contract for Differences between Credit Lyonnais Rouse Derivatives and BelAir Energy Corporation dated April 17, 2002.

31.

Contract for Differences between Credit Lyonnais Rouse Derivatives and BelAir Energy Corporation dated May 17, 2002.

32.

Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

33.

Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

51

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the Annual Report of Amendment thereto to be signed on its behalf by the undersigned, thereto duly authorized.

BELAIR ENERGY CORPORATION

Dated:  June 27, 2003

Per:    (Signed) “Victor M. Luhowy"

Victor M. Luhowy,

President and Chief Executive Officer

Per:    (Signed) “Kenneth D. MacRitchie"

Kenneth D. MacRitchie,

Vice President, Finance and Chief Financial Officer

CERTIFICATION

I, Victor M. Luhowy, President and Chief Executive Officer of BelAir Energy Corporation, certify that:

1.

I have reviewed this annual report on Form 20-F of BelAir Energy Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

(Signed) “Victor M. Luhowy”

Victor M. Luhowy

President and Chief Executive Officer

CERTIFICATION

I, Kenneth D. MacRitchie, Vice President, Finance and Chief Financial Officer, certify that:

1.

I have reviewed this annual report on Form 20-F of BelAir Energy Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

(Signed) “Kenneth D. MacRitchie”

Kenneth D. MacRitchie

Vice President and Chief Financial Officer

BELAIR ENERGY CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditor’s Report.

Consolidated Balance Sheets at December 31, 2002 and 2001.

Consolidated Statements of Earnings and Retained Earnings for the years ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.

Notes to Consolidated Financial Statements.

F1

Consolidated Financial Statements of

BELAIR ENERGY CORPORATION

Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of BelAir Energy Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the three years ended December 31, 2002, 2001 and 2000.  These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the three years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2002 and shareholders’ equity as at December 31, 2002 and 2001, to the extent summarized in note 9 to the consolidated financial statements.

“Signed by KPMG LLP”

Chartered Accountants

Calgary, Canada

March 13, 2003
(except for note 10, which is as of
March 31, 2003)

BELAIR ENERGY CORPORATION

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets

Current assets:
Accounts receivable	$10,020,806	$8,326,124
Prepaid expenses	346,789	536,679
	10,367,595	8,862,803

Capital assets (note 3)	63,996,769	109,571,915

	$74,364,364	$118,434,718

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$12,309,382	$9,388,418
Bank loan (note 4)	19,393,837	–
	31,703,219	9,388,418

Bank loan	–	30,461,255

Provision for future site restoration	1,716, 883	1,661,619

Future income taxes (note 6)	6,443,364	21,322,041

Shareholders' equity:
Share capital (note 5)	54,792,031	50,839,279
Retained earnings (deficit)	(20,291,133)	4,762,106
	34,500,898	55,601,385

Commitments (note 7)
Subsequent event (note 10)

	$74,364,364	$118,434,718

See accompanying notes to consolidated financial statements.

On behalf of the Board:

“Signed by Victor M. Luhowy”

  Director

“Signed by Owen C. Pinnell”

  Director

BELAIR ENERGY CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Revenue:
Petroleum and natural gas sales	$23,080,144	$31,187,927	$23,609,541
Royalties	(5,490,581)	(7,379,277)	(4,704,502)
Other	489,075	359,287	264,497
	18,078,638	24,167,937	19,169,536

Expenses:
Operating	6,509,539	7,410,340	4,184,457
General and administration	2,734,028	2,167,361	1,509,036
Interest on long-term debt	1,441,829	803,759	1,008,272
Provision for site restoration	362,063	398,799	169,271
Depletion, depreciation and amortization
(note 3)	47,786,373	6,779,277	3,994,641
	58,833,832	17,559,536	10,865,677

Net income (loss) before income taxes	(40,755,194)	6,608,401	8,303,859

Income taxes (note 6):
Current	169,577	143,000	181,670
Future (reduction)	(15,824,842)	3,196,624	3,386,132
	(15,655,265)	3,339,624	3,567,802

Net income (loss)	(25,099,929)	3,268,777	4,736,057

Retained earnings (deficit), beginning of year	4,762,106	1,934,665	(2,185,587)

Adjustment for share redemption	46,690	(441,336)	147,234
Adjustment for change in accounting for
income taxes	–	-	(763,039)
Retained earnings (deficit), end of year	$(20,291,133)	$4,762,106	$1,934,665

Per share amounts (note 5(f)):
Basic	$(0.89)	$0.21	$0.17
Diluted	$(0.89)	$0.21	$0.17

See accompanying notes to consolidated financial statements.

BELAIR ENERGY CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash provided by (used in):

Operations:
Net income	$(25,099,929)	$3,268,777	$4,736,057
Items not involving cash:
Depletion, depreciation and
amortization	47,786,373	6,779,277	3,994,641
Provision for site restoration	362,063	398,799	169,271
Future income taxes	(15,824,842)	3,196,624	3,386,132
Funds from operations	7,223,665	13,643,477	12,286,101
Site restoration expenditures	(306,799)	(107,056)	(52,468)
Change in non-cash operating working
capital	1,416,172	(963,277)	(369,778)
	8,333,038	12,573,144	11,863,855

Financing:
Issue of share capital	5,470,173	4,490,540	4,105,906
Share issue costs	(524,566)	(265,853)	(527,398)
Bank loan	(11,067,418)	8,261,916	(2,416,185)
Note receivable	–	-	18,905
	(6,121,811)	12,486,603	1,181,228

Investments:
Business acquisition (note 2)	–	-	(1,432,008)
Exploration and development	(12,908,207)	(25,059,747)	(16,179,894)
Proceeds on sale of petroleum and natural
gas properties	10,696,980	-	4,566,819
	(2,211,227)	(25,059,747)	(13,045,083)

Change in cash	–	-	-
Cash, beginning of year	–	-	-
Cash, end of year	$–	$-	$-

See accompanying notes to consolidated financial statements.

BELAIR ENERGY CORPORATION

Notes to Consolidated Financial Statements

Years ended December 31, 2002, 2001 and 2000

1.

Significant accounting policies:

(a)

Basis of presentation:

The consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, which in the case of these consolidated financial statements, differ in certain respects from those in the United States.  These differences are described in note 9.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, BelAir Exploration Inc., BelAir Royalty Fund Ltd., Mermaid Resources (UK) Limited, Cirque Energy (UK) Limited, and a partnership, BelAir Royalty Partnership.

(b)

Capital assets:

The Corporation follows the full cost method of accounting for oil and gas operations, whereby all costs of exploring for and developing oil and gas properties and related reserves are capitalized.  Capitalized costs include land acquisition costs, cost of drilling both productive and non-productive wells, and geological and geophysical expenses and related overhead.

Capitalized costs, excluding costs relating to unproven properties, are depleted using the unit-of-production method based on estimated proven reserves of oil and gas before royalties as determined by independent petroleum engineers.  For purposes of the depletion calculation, natural gas reserves and production are converted to equivalent volumes of crude oil based on relative energy content of six thousand cubic feet of gas to one barrel of oil.

The Corporation applies a "ceiling test" to capitalized costs to ensure that the net costs capitalized do not exceed the estimated future net revenues from the production of its proven reserves, plus the cost of undeveloped lands, less impairment.  Future net revenues are calculated at year-end prices and include an allowance for estimated future general and administrative expenses, interest expense, income taxes, and capital expenditures.

Gains or losses on the disposition of oil and gas properties are not ordinarily recognized except under circumstances, which result in a change in the depletion rate of 20% or more.

Depreciation of field trucks, furniture and office equipment is provided using the straight-line method based upon estimated useful lives at rates of 10% to 35%.

(c)

Interest in joint ventures:

Substantially all of the Corporation's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Corporation's proportionate interest in such activities.

(d)

Future site restoration and abandonment costs:

Site restoration and abandonment costs are provided for over the life of the estimated proven reserves on a unit-of-production basis.  Costs are estimated each year by management in consultation with the Corporation's engineers based on current regulations, costs, technology and industry standards.  The period charge is expensed and actual site restoration and abandonment expenditures are charged to the accumulated provision account as incurred.

1.

Significant accounting policies (continued):

(e)

Measurement uncertainty:

The amounts recorded for depletion, depreciation and amortization of petroleum and natural gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates.  The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(f)

Per share amounts:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year.  Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period.  Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used to purchase common shares at the average market price during the period.  The weighted average number of shares outstanding is then adjusted by the net change.

(g)

Flow-through shares:

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation.  Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deductions when the shares are issued.

(h)

Stock-based compensation plans:

The Corporation has equity incentive plans, which are described in note 5.  All outstanding stock options of the Corporation have been granted to employees of the Corporation and no compensation cost has been recorded for these awards.

Effective January 1, 2002, the Corporation has prospectively adopted the new accounting policies with respect to accounting for stock options.  The Corporation’s stock-based compensation plans for employees do not involve the direct award of stock, or call for the settlement in cash or other assets.  No compensation costs are recognized in the financial statements.  Any consideration received on exercise of the stock options is credited to share capital.

1.

Significant accounting policies (continued):

(i)

Income taxes:

The Corporation uses the liability method of accounting for future income taxes.  The future tax liability is calculated assuming the financial assets and liabilities will be settled at their carrying amount.  This amount is compared to the tax assets and the substantively enacted tax rate is multiplied by the difference.

(j)

Foreign currency:

Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date.  Other assets and revenue and expense items are translated at rates prevailing when they were acquired or incurred.  Foreign exchange gains and losses are included in income.

(k)

Financial instruments:

The Corporation has a price risk management program whereby the commodity price associated with a portion of its future production is fixed.  The Corporation sells forward a portion of its future production through a combination of fixed price sale contracts with customers and commodity swap agreements with financial counterparties.  The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates; however, gains or losses on the contracts are offset by changes in the value of the Corporation’s production and recognized in income in the same period and category as the hedged item.

2.

Business acquisition:

On December 14, 2001, the Corporation acquired all of the issued and outstanding Common Shares of Tikal Energy Corp.  The acquisition was accounted for using the purchase method with the results of operations being included from the date of acquisition.

3. Capital assets:

The net recoverable amount calculated under the full cost accounting guideline exceeded the net book value of petroleum and natural gas properties at December 31, 2002.  At June 30, 2002, the net book value of petroleum and natural gas properties exceeded the net recoverable amount calculated under the full cost accounting guidelines.  The $38.4 million write-down has been recorded as additional depletion with an offsetting future tax reduction of $15.4 million.  The Corporation used June 30, 2002 prices of $3.01 per mcf for natural gas and $32.82 per barrel for crude oil.  The ceiling test is a cost recovery test and is not intended to result in an estimate of fair value.

The costs of unproven lands at December 31, 2002 of $6,811,000 (2001 - $11,800,000) have been excluded from the depletion calculation.

As at December 31, 2002, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $4,074,000 (2001 - $4,800,000).

During 2002, the Corporation capitalized $573,000 (2001 - $260,000) in overhead-related costs directly related to petroleum and natural gas properties.

4. Bank loan:

The Corporation has available the following credit facilities with a chartered bank:

The Corporation has a borrowing base determined financing commitment of $25 million with a chartered bank comprised of a revolving demand production loan in the amount of $20 million and a bridge demand loan in the amount of $5 million.  Based on the demand nature of this facility, the Corporation’s debt has been classified as a current obligation.  The revolving demand production facility bears interest at the bank prime rate plus 1.50%.  The bridge demand facility bears an interest rate of bank prime plus 2%.  The bridge demand facility will be repaid from the proceeds of the corporate sale, non-core asset sales, subordinated debenture financing or any new equity raised.  In the event of a reduction in the borrowing base, the amount outstanding in excess of the revised borrowing base will be cancelled and the Corporation will have 90 days to repay the outstanding principal in an amount at least equal to the excess and failure to remedy the situation to the bank’s satisfaction during this period will entitle the bank to demand repayments.

At December 31, 2002, in the normal course of business, BelAir has issued letters of credit to industry partners or trade suppliers in the amount of $266,500 (2001 - $7,500).  These letters of credit reduce the amount of available line that can be drawn under our revolving demand production loan.

The loans are secured by a general assignment of book debts and a $50,000,000 first floating charge debenture on all assets and a general securities agreement.  The Corporation is required to meet certain financial and engineering reporting requirements.  The loans are subject to a review on or before June 30, 2003.

5.

Capital stock:

(a)

Authorized:

Unlimited number of voting Common Shares

Unlimited number of non-voting First Preferred Shares, issuable in series

(b)

Common Shares issued:

(c)

Flow-through shares and warrants:

In September 2002 the Corporation issued 2,750,000 units for proceeds of $2,750,000.  Each unit consisted of one common share and one half warrant.  The warrants are exercisable at a price of $1.15 per warrant and expire on September 20, 2003.

In September 2002 the Corporation also issued 2,750,000 flow-through shares for proceeds before issue costs of $2,750,000.  The future tax adjustment relating to the flow-through shares of $1,171,500 has been recorded to future tax liability.  The Corporation has a commitment to expend $2,750,000 of income tax attributes associated with oil and gas exploratory and development activities by December 31, 2003.

5.

Capital stock (continued):

(c)

Flow-through shares and warrants (continued):

In November 2001 the Corporation issued 1,666,667 shares for proceeds, before issue costs, of $5,000,000.  The future tax adjustment of the flow-through shares of $2,130,000 has been recorded to future tax liability.

In December 2000 the Corporation issued 734,000 units for proceeds of $4,404,000.  Each unit consisted of two flow-through shares and one warrant.  32,000 warrants were exercised for $97,200 and the remaining warrants have expired. 16,000 units consisting of 2 flow-through shares and 1 option were also issued for proceeds of $96,000.  These options expired on December 22, 2001.  The future tax adjustment relating to the flow-through shares of $1,980,000 has been recorded to future tax liability.

(d)

BelAir stock option plan:

The Corporation has a fixed stock option plan in which the Corporation may grant options to its employees for up to 3,000,000 shares of common stock. During the year ended December 31, 2002 the Corporation granted 604,500 options to employees and directors.  Under this plan, the exercise price of each option equals the market price of the Corporation’s stock on the date of grant and an option’s maximum term is ten years.  Options are granted periodically throughout the year.  The Corporation’s directors and officers’ options’ vest immediately and employees’ vest one-third a year for three years.

Changes in the number of options, with their weighted average exercise price, are summarized below:

5.

Capital stock (continued):

(d)

BelAir stock option plan (continued):

The following table summarizes information about the fixed stock options outstanding at December 31, 2002:

(e)

BelAir/Tikal stock option plan:

As a result of the acquisition of Tikal Energy Corp., BelAir received approval from the Toronto Stock Exchange to exchange options held by Tikal employees, officers, directors and contractors for a new BelAir/Tikal option plan.  Under this plan, upon exercise of an option, holders of Tikal options are entitled to receive 0.4 of a BelAir share.  During the year, of the 845,844 options outstanding, 48,779 options were exercised at a weighted average price of $2.00 and 797,065 options expired which had a weighted average exercise price of $3.12.

(f)

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding.  The weighted average shares outstanding for the year ended December 31, 2002 was 28,133,519 (2001 – 15,379,332; 2000 – 10,848,205).

In computing diluted earnings per share, 53,494 shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2002 (2001 – 445,895; 2000 – 120,231) for the dilutive effect of employee stock options and warrants.

5.

Capital stock (continued):

(g)

Pro-forma disclosure:

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002: zero dividend yield; expected volatility of 67%; risk-free rate of 5.3%; and expected life of 10 years.  The weighted average fair value of stock options granted during the year was $0.79 per option.

Had the Corporation accounted for employee stock options granted since January 1, 2002 using the fair value based method, the Corporation’s pro forma net loss and loss per share would have resulted in $25,393,510 net loss and a basic and diluted loss per share of $0.90 per share.  These pro forma earnings reflect compensation cost amortized over the options vesting period.

6.

Income taxes:

(a)

Income tax provision:

The provision for income taxes in the financial statements differs from the result, which would have been obtained by applying the combined federal and provincial tax rate to the Corporation’s earnings before income taxes.  This difference results from the following items:

Cash taxes paid during the year were $191,000 (2001 - $43,000; 2000 - $nil).

6.

Income taxes (continued):

(b)

Future tax liability:

The components of the Corporation’s future income tax liability are as follows:

The Corporation has available losses of $7,900,000, which expire from time to time up to 2009.

As at December 31, 2002, the Corporation has a commitment to expend $2,750,000 of income tax attributes associated with oil and gas exploratory and development activities by December 31, 2003.

7.

Commitments:

The Corporation has firm processing arrangements for natural gas in North East British Columbia for 10,000 mcf/day at a processing fee averaging $0.52/mcf, expiring in October 2004 and 5,000 mcf/day at a processing fee averaging $0.38/mcf, expiring in October 2007.

The minimum rentals payable under long-term office leases and office equipment, exclusive of certain operating costs, for which the Corporation is responsible, are as follows:

2003	$351,237
2004	352,718
2005	250,692
2006	250,692
2007	66,891

$1,272,230

8.

Financial instruments:

(a)

Commodity price risk management:

At December 31, 2002, the Corporation had fixed the price applicable to future production as follows:

The estimated fair value of these contracts based on amounts the Corporation would pay if the contracts were terminated at December 31, 2002 is $826,000.

(b)

Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

(c)

Credit risk:

A substantial portion of the Corporation’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.  Purchasers of the Corporation’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(d)

Fair value of financial instruments:

The carrying amounts of financial instruments included on the balance sheet, other than long-term debt, approximate their fair value due to their short-term maturity.  The long-term debt have carrying values that approximate fair value due to the cost of borrowing floating at December 31, 2002 and 2001.

9.

Differences between Canadian and United States Generally Accepted Accounting Principles:

The Corporation's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").  These principles, as they pertain to the Corporation's consolidated financial statements, are not materially different from United States' generally accepted accounting principles ("U.S. GAAP") except as follows:

(a)

The Corporation performs a cost recovery ceiling test, which limits net capitalized costs to the undiscounted estimated future net revenue from proven oil and gas reserves plus the cost of unproven properties less impairment, using period-end prices or average prices in that year, if appropriate.  In addition, the value is further limited by including financing costs, administration expenses, future abandonment and site restoration costs and income taxes.  Under U.S. GAAP, companies using the “full cost” method of accounting for oil and gas producing activities perform a ceiling test using discounted estimated future net revenue from proven oil and gas reserves using a discount factor of 10%.  Prices used in the U.S. GAAP ceiling tests performed for this reconciliation were those in effect at the applicable year-end.  Financing and administration costs are excluded from the calculation under U.S. GAAP.

At June 30, 2002, the application of the full cost ceiling test under Canadian and U.S. GAAP resulted in a write down.  The write down for Canadian GAAP was $38.4 million with associated tax of $15.4 million.  The write down for U.S. GAAP was $22.5 million with associated tax of $9.5 million.

At December 31, 2002, the application of the full cost ceiling test under U.S. GAAP resulted in no write-down of capitalized costs (2001 - $27.5 million; 2000 - $nil) and no associated reduction in future taxes for 2002  (2001 - $11 million; 2000 - $nil).

(b)

Effective January 1, 2000, the Corporation adopted the liability method of accounting for income taxes for Canadian GAAP purposes.  The new standard was adopted retroactively without restating prior years.  This standard is substantially similar to the accounting standard for income taxes under U.S. GAAP; therefore, there is no material GAAP difference since the date of adoption.

(c)

The Corporation applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, in accounting for its stock options issued to employees, directors and officers and consultants of the Corporation for purposes of reconciliation to U.S. GAAP.  As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price if these options were issued to consultants.  SFAS No. 123, “Accounting for Stock-based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Corporation has elected to continue to apply the intrinsic value-based method of accounting described above.

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued):

During the years ended December 31, 2001 and 2000, the Corporation granted options to consultants, which, for purposes of reconciling to U.S. GAAP, would have been included as compensation expense.  Prior to adoption of the new standard for Canadian GAAP, 14,500 options were granted to consultants with exercise prices at market price of the Corporation’s stock on the date of grant.  The fair value is being amortized over the vesting period.

The Corporation has calculated the fair value of stock options granted to consultants using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000

Risk free interest rate	5.3%	5.3%
Volatility	64%	88%
Expected option life (in years)	10	5-10
Dividend yield	-	–

(d)

U.S. GAAP requires that share capital on flow-through shares be stated at the quoted value of the shares at the date of issuance.  In addition, the tax effected temporary differences resulting from tax deduction renouncements, less any proceeds received in excess of the quoted value of the shares must be recognized in the determination of the tax expense for the year.  The tax expense and share capital have been adjusted by $ 1,116,500 (2001 - $680,000; 2000 - $855,000).

(e)

U.S. GAAP requires that demand loans be classified as a current liability unless the Corporation intends to refinance on a long-term basis and the intent is supported by the ability to refinance.  The Corporation has re- classified the amounts as current liabilities at December 31, 2001 for U.S. GAAP purposes.

(f)

Effective January 1, 2001, the Company adopted the provisions of FAS 133, which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.  Gains or losses on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in income together with changes in the fair value of the hedged item.  For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in income.  Any change in the fair value of the derivatives that are not effective in hedging the changes in future cash flows are included in income as they arise.

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued):

On initial adoption of FAS 133, the Corporation did not have any derivative financial instruments in place.  At December 31, 2002, $826,000 has been recorded as an asset with respect to the fair value of derivatives that do not qualify for hedge accounting under FAS 133 with a corresponding increase to net income of $478,000, net of tax.

(g)

SFAS 130 requires the reporting of comprehensive income in addition to net earnings.  Comprehensive income includes net income plus other comprehensive income; specifically, all changes in equity of a company during a period arising from non-owner sources.

Balance Sheets

The application of U.S. GAAP would have the following effect on the Balance Sheets as reported:

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued):

Statements of Income

The application of U.S. GAAP would have the following effect on net earnings as reported:

2002	2001	2000
Net earnings (loss) for the year, as reported	$ (25,099,929)	$ 3,268,777	$ 4,736,057
Stock-based compensation (c)	(3,666)	(9,659)	(8,833)
Ceiling test write-down and related depletion (a)	17,400,000	(27,500,000)	–
Related income taxes (b)	(5,900,000)	11,000,000	–
Income tax expense (d)	(1,116,500)	(855,000)	(680,000)
Unrealized gain on oil and gas contracts that do not qualify as hedges (f)	826,000	–	–
Related income tax expense (b)	(348,000)	–	–
Net loss and comprehensive loss for the year –U.S. GAAP	$ 14,242,095	$(14,095,882)	$ (4,047,224)
Earnings (loss) per share – U.S. GAAP: Basic and diluted	$ (0.51)	$ (0.92)	$ 0.37

Statements of Cash Flows

Under U.S. GAAP, funds from operations would not be permitted to be disclosed.

Changes in non-cash working capital are as follows:

	2002	2001	2000
Accounts receivable	$(1,694,682)	$ 2,951,828	$ (6,440,624)
Prepaid expenses	189,890	37,092	(117,400)
Accounts payable	2,920,964	(3,952,197)	6,188,246
Unrealized gain	(826,000)	–	–
	$ 590,172	$ (963,277)	$ (369,778)

9.

Differences between Canadian and United States Generally Accepted Accounting Principles (continued):

Additional U.S. GAAP Disclosures

Accounting for the Impairment or Disposal of Long-Lived Assets

In 2001, FASB issued SFAS 144.  This standard supercedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets to be Disposed of” and Accounting Principles Board Opinion 30 “Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”.  The standard requires that impairment be recognized on long-lived assets when the expected undiscounted cash flows are less than the carrying amount.  The standard also addresses long-lived assets to be disposed of and discontinued operations.  Adoption of this standard is not expected to have a material impact on the Corporation’s financial statements.

Accounting for Guarantees

In November 2002, the FASB issued Financial Interpretation 45 “Accounting for Guarantees” (“FIN 45”) that will require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.

For guarantees that existed as at December 31, 2002, FIN 45 requires additional disclosures, which have been included in these financial statements to the extent applicable to the Corporation.

Accounting for Variable Interest Entities

In January 2003, the FASB issued Financial Interpretation 46 “Accounting for Variable Interest Entities” (“FIN 46”) that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as “variable interests”). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. The Corporation does not believe FIN 46 will result in the consolidation of any additional entities that existed at December 31, 2002.

Future Removal and Site Restoration

In June 2001, the FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“FAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

10.

Subsequent event:

The Corporation has entered into a process to explore strategic alternatives designed to maximize shareholder value.  These alternatives may include the sale of the Corporation, a merger, conversion, reorganization or such other alternatives that may be considered to be in the best interest of the shareholder.

BELAIR ENERGY CORPORATION

EXHIBITS

The following documents are included as Exhibits 26 through 33 to the Company’s Registration Statement on Form 20F.

EXHIBIT 26

Tikal Resources Corp.
March 19, 2001

Tikal Resources Corp.
Fort Nelson Plant Gathering & Processing Tolls

TERM SHEET – March 19, 2001

Purpose: This term sheet summarizes the terms and conditions proposed by Westcoast Energy Inc. ("Westcoast") and which are agreed to by Tikal Resources Corp. ("Tikal") to provide RGT and Treatment Service to Tikal in the Fort Nelson area of British Columbia. Following satisfaction of the conditions specified below, this Term Sheet shall supersede and replace the Term Sheet dated February 5, 2001 between Tikal Resources Corp. (for itself and on behalf of Apache Canada Ltd.) and Westcoast with respect to service at Fort Nelson Processing Plant. (the "Original Term Sheet")

Binding Agreement: The terms and conditions of service contained herein are binding upon both Tikal and Westcoast and are intended to form the basis of a formal Service Agreement between Tikal and Westcoast to be negotiated by the parties in good faith.

Contract Term: April 1, 2001 to October 31, 2004.

Service: RGT Service hereunder shall be provided by the Fort Nelson RGT System and Treatment Service shall be provided at the Fort Nelson Gas Processing Plant.

Contract Volume: 10.0 MMscf/d (residue) firm Treatment Service at 14.5% acid gas (with a maximum 1.89 MMcf/d of acid gas of which there is, by volume of raw gas, a maximum of 13.0% CO_2 and 1.5% H_2S) at the Fort Nelson Process Plant.

Toll: Commencing on the Start Up Date, Tikal shall pay for firm RGT and Treatment Service on a Demand Toll basis as outlined in the table below.

Period			Treatment Service Volume at Fort Nelson	Treatment Toll ($/mcf) (residue)
Start-up to Oct 31/01			10	0.502
Nov 1/01 to Oct 31/02			10	0.509
Nov 1/02 to Oct 31/03			10	0.517
Nov 01/03 to Oct 31/04			10	0.525

The Interruptible Service tolls will be equal to the firm service tolls above multiplied by 1.33 for Interruptible Service from November 1 to March 31 and 1.00 for interruptible Service from April 1 to October 31.

Interruptible Service: Westcoast reserves the right to make unilateral system changes in respect of Interruptible Services and tolls. Tikal shall at all times be entitled to Interruptible Service at the tolls

G:\Legal\Term Sheets\Tikal Term Sheet 032001.doc

Tikal Resources Corp.
March 19, 2001

referenced herein but, if available capacity, will have the option at the time of such changes to request upgraded Interruptible Service for such additional tolls as may be determined by Westcoast.

Acid Gas Toll Curve: An acid gas toll curve will be developed for actual gas compositions for invoicing purposes. Gas that does not fall within the outer limits of the table referenced above will require negotiation of a new toll.

Renewal Notice: Tikal shall have a one time option to renew Treatment Service Contract Demand for a one year term following October 31, 2004. To exercise this one time option, Tikal shall provide written notice to Westcoast on or before Sept 30, 2003. Following receipt of such notice, Westcoast and Tikal agree to negotiate exclusively with each others terms, conditions and toll of providing such requested service for such Gas. If the parties are unable to agree on any such terms, conditions or toll prior to March 31, 2004, then the parties shall be free to enter into negotiations with other parties for such Gas or Service as the case may be.

Receipt Points: Tikal's Gas will be delivered hereunder to a location, determined by Westcoast acting reasonably, at or near the inlet of the Ft. Nelson Gas Processing Plant for Milo sourced Gas.

Start Up Date: The earlier of the first day of gas flow by Tikal hereunder or April 1, 2001.

Gas: Natural gas beneficially owned by Tikal and which is produced from the Reserves Dedication Area.

Reserves Dedication Area:
All of Tikal's current and after acquired beneficial interests in those lands identified in Schedule A hereto.

Acid Gas Analysis: Tikal shall provide third party gas analysis on a monthly basis for a period of six months from the Start-Up Date and once per year thereafter.

Gas Quality: Gas composition limits are as defined in Westcoast Energy Inc. General Terms and Conditions – Service and Toll Schedules ("GT & C").

Assignment Rights: Tikal shall have the following assignment rights hereunder:

a) Permanent Assignment - Tikal may assign its rights hereunder to a third party purchaser of Tikal's beneficial interests in the Reserves Dedication Area and only in proportion the percentage of assets so transferred.

b) Temporary Assignment - Subject to obtaining Westcoast's consent, which shall not be unreasonably withheld, Tikal may assign this Agreement in part to a third party on a temporary basis for a period not exceeding one Contract Year, in order to mitigate Tikal's risk of underutilization of Firm Service.

Prior to making any temporary assignment to a third party, Tikal will first offer the Contract Demand to Westcoast for the period of the proposed assignment and, if Westcoast accepts the Contract Demand offered to it by Tikal, the Contract Demand specified in the Service Agreement shall be reduced by that Contract Demand accepted by Westcoast for such

G:\Legal\Term Sheets\Tikal Term Sheet 032001.doc

Tikal Resources Corp.
March 19, 2001

period.

The steps to be taken by Tikal with regard to the temporary assignments hereunder shall be:

a) Tikal shall notify Westcoast in writing of its intention to temporarily assign the Contract Demand and of the term of such assignment;
b) Upon receipt of the notification, Westcoast shall have 5 business days to respond as to whether Westcoast will accept the Contract Demand for the term specified;
c) If Westcoast does not accept the Contract Demand, then Tikal shall have up to 2 months from the time of Westcoast's response to assign the Contract Demand to a third party; and
d) If Tikal does not assign the contract to the third party within the 2 months, then anytime after the expiry of the 2 month period, Tikal must then re-notify Westcoast of its intent to temporarily assign the Contract Demand as per these steps.

When temporarily assigning Firm Service hereunder, Tikal shall be entitled to assign either the unutilized RGT Service or the unutilized Treatment Service (or both) to a third party or Westcoast, as the case may be.

Contract Demand Increases:

Requests for additional service in the Fort Nelson area (RGT, Treatment Service (residue), or Treatment Service acid gas percentage) from Westcoast will be accommodated providing excess available capacity exists. Available capacity is that capacity which is not reserved for third parties as a result of Westcoast bona fide negotiations Westcoast has or is obligated to have with these third parties and which is not subject to a bidding process. All additional service acquired as a result of available capacity shall be provided pursuant to the terms and conditions of the Service Agreement. The minimum term for any additional service shall be one Contract Year (November 1 to October 31) and will be renewable subject to the terms of the Service Agreement.

If there is no available capacity, then Westcoast and Tikal shall evaluate and consider Incremental Expansion opportunities. Once the parties mutually agree on a viable economic Incremental Expansion and the costs associated with the Incremental Expansion, then Westcoast will determine the Incremental Expansion toll which will be equal to full recovery of all owning and operating costs plus a after tax rate of return on common equity equal to the yield on 30 year Government of Canada Bonds, as quoted from time to time, plus 500 basis points. The maximum term for the full recovery of Westcoast's capital investment shall be 10 years and Tikal agrees to contract for the Incremental Expansion service volume for up to 10 years pursuant to the terms hereunder. The Incremental Expansion toll may also include volume discounts once Tikal has produced specified aggregate volumes to the Incremental Expansion facility. The specified volumes will be negotiated in good faith between the two parties. If the Incremental Expansion toll for RGT Service or Treatment Service is different than the toll specified in this Service Agreement, and to the extent that Tikal's year over year election for RGT Service or Treatment Service during the Term is less than the previous Contract Year's RGT Service and Treatment Service commitment, Tikal shall be deemed to have first released the service with the lowest applicable toll. If the parties are unable to reach agreement on the Incremental Expansion, then Tikal shall have the right to redirect the expansion service volume to alternative facilities and the reserve

G:\Legal\Term Sheets\Tikal Term Sheet 032001.doc

Tikal Resources Corp.
March 19, 2001

dedication provisions associated with the expansion service volume shall be waived. Furthermore, prior to the waiving of the reserve dedication for the expansion service volume, Tikal shall provide written notice to Westcoast of all the contract terms and conditions of the alternative facility and Westcoast will then have ten business days within which to evaluate and determine whether to match such alternative terms and conditions.

Billing Procedures:

1. Intra-month Under utilized Demand Charge Credits ("UDCC") are available, on a revenue basis, for Treatment Service and RGT Service.

2. GT&C terms apply for Contract Demand Credits, Planned Outages, and Unplanned Outages.

GT&C: All other terms and conditions of this Agreement shall be in accordance with the GT&C, as amended from time to time.

CONDITIONS: This Term Sheet shall be conditional upon the execution by Apache Canada Ltd. Of a Term Sheet on substantially the same terms and conditions for the balance of the RGT and Treatment Service specified in the Original Term Sheet.

The parties hereby agree to be bound by the terms and conditions of this term sheet and have executed this writing effective this __________ day of _____________, 2001.

Westcoast Energy Inc.	**Tikal Resources Corp.**
Per:______________________________	Per:______________________________
Per:______________________________	Per:______________________________

G:\Legal\Term Sheets\Tikal Term Sheet 032001.doc

CONFIDENTIAL

Westcoast Energy Inc.
and
Tikal Resources Corp.

New Treatment Service

Subject to the **Conditions Precedent** stated in Part A, Westcoast Energy Inc. ("Westcoast") and Tikal Resources Corp. ("Shipper") have agreed on the terms and conditions under which Westcoast will provide firm Treatment service to Shipper for Beneficially Owned Gas delivered to the Fort Nelson Processing Plant following the completion and operation of the expansion facilities at such Plant.

For good and valuable consideration, Westcoast and Shipper hereby agree as follows:

Part A: General Terms and Conditions

General Terms and Conditions

Unless otherwise specified herein, Westcoast's General Terms and Conditions – Service ("General Terms and Conditions") and Westcoast's Toll Schedules for Treatment Service (the "Toll Schedules") are incorporated herein by reference and constitute part of this Agreement.

Definitions

Unless otherwise defined, the terms and expressions used herein have the same meaning as the corresponding terms and expressions used in the General Terms and Conditions and Toll Schedules.

For purposes hereof:

"Affiliate" means a person, corporation, partnership, joint venture, trust or other entity which controls, is controlled by or is under common control with, a party to this Agreement. For the purpose of this definition, control means the ownership, directly or indirectly, of more than 50% of the voting shares or the rights of voting authority in a person, corporation, partnership, joint venture, trust or other entity;

"Beneficially Owned Gas" means raw gas beneficially owned solely by Shipper which is delivered to Westcoast at the Fort Nelson Processing Plant;

"Framework" means the Framework for Light-Handed Regulation agreed to in January, 1998 between Westcoast and its stakeholders, as approved by the National Energy Board by Order TG-4-98 dated June 25, 1998;

"Term" means the period commencing on the date that the expansion facilities at the Fort Nelson Processing Plant are completed and become operational, currently estimated at November 1, 2002, and ending on the service expiry date set out in Schedule A in respect of the services set out therein, and includes any extension of such period pursuant to the provisions set out under **Renewal Right** in Part C below;

"Third Party Gas" means any gas other than Beneficially Owned Gas;

Tikal at FN Exp Ltr AgrV Oct 201.doc

"this Agreement" means this Agreement as the same may be amended and in effect from time to time and includes the General Terms and Conditions, the Toll Schedules and the Schedules hereto: and

"Year" means a period commencing on November 1 and ending on the next October 31.

Description of Services

During the Term of this Agreement, Westcoast will provide to Shipper the Firm and Interruptible Treatment Service described in Schedule A in respect of Beneficially Owned Gas delivered by Shipper to Westcoast at the expanded Fort Nelson Processing Plant, subject to the **Conditions Precedent** stated below.

Conditions Precedent

The obligations of Westcoast and Shipper under this Agreement will not become effective until the following conditions (which are for the sole benefit of Westcoast) have been fulfilled:

a) Westcoast has obtained the approval of its senior management and board of directors to the expansion of the Fort Nelson Processing Plant on terms and conditions satisfactory to Westcoast,

b) Westcoast has obtained all governmental and regulatory authorizations and approvals, including those of the National Energy Board, which are required by and satisfactory to Westcoast to construct and commence commercial operation of the expansion facilities at the Fort Nelson Processing Plant,

c) Westcoast has obtained sufficient new contracts or commitments from shippers for Treatment service at the Fort Nelson Processing Plant to support the construction and operation of the expansion facilities at such Plant on an economic basis acceptable to Westcoast in its sole discretion, and

d) The completion of construction and placing into service of the expansion facilities at the Fort Nelson Processing Plant.

In the event that Westcoast has not commenced commercial operation of the expansion facilities at the Fort Nelson Processing Plant by December 1, 2003, either party may thereafter terminate this Agreement by giving written notice of termination to the other party.

Part B: Treatment Service

Firm Treatment Service

Westcoast will in respect of Beneficially Owned Gas provide to Shipper the Firm Treatment Service at the Fort Nelson Processing Plant set out in the attached Schedule A.

Contract Demand

As set out in Schedule A

Service Commencement Date

November 1, 2002

Tikal at FN Exp Ltr Agr V Oct 201.doc

Service Expiry Date	As set out in Schedule A
Tolls	As set out in the attached Schedule B, subject to adjustment pursuant to the provisions set out under **Non-Routine Toll Adjustments** in Part C below.

Interruptible Treatment Service

Westcoast will in respect of Beneficially Owned Gas provide Interruptible Treatment Service to Shipper up to a maximum volume equal to the Contract Demand (or such other volume as the parties may agree), during the Term at the Fort Nelson Processing Plant. The tolls for Interruptible Treatment Service will be as set out in Schedule B, subject to adjustment pursuant to the provisions set out under **Non-Routine Toll Adjustments** in Part C below. The parties acknowledge that the tolls for Interruptible Treatment Service set out in Schedule B are based upon:

a) in respect of any day during the months of November to March, the 75% load factor equivalent of the highest Daily Treatment Demand Toll for Firm Treatment Service hereunder having a minimum term of one year (i.e. 133 1/3% of the Daily Treatment Demand Toll for such Firm Treatment Service); and

b) in respect of any day during the months April to October, the 100% load factor equivalent of the highest Daily Demand Toll for Firm Treatment Service hereunder having a minimum term of one year (i.e. 100% of the Daily Treatment Demand Toll for such Firm Treatment Service).

For purposes of paragraphs (a) and (b) above, "Daily Treatment Demand Toll" means, in respect of each of the Firm Treatment Services to be provided hereunder on any day, the amount expressed in dollars per 10^3m^3 determined by (i) multiplying the Demand Toll for such Firm Treatment Service for the month by 12 and (ii) dividing the product so obtained by the number of days in the Year.

Notwithstanding the foregoing, Westcoast reserves the right to offer shippers and prospective shippers on the Pipeline System biddable or multi-priority Interruptible Treatment Service during the Term which may affect the priority of the Interruptible Treatment Service to be provided to Shipper hereunder. Nothing herein will provide Shipper with any greater right or entitlement to any such biddable or multi-priority Interruptible Treatment Service than any other shipper or prospective shipper on the Pipeline System.

Tical at FN Exp Ltr AgrV Oct 201.doc

Part C: Other Terms and Conditions of Service

Renewal Right

Shipper will in respect of the Firm Treatment Service set out in Schedule A have the right, by giving written notice to Westcoast not less than 13 months prior to the service expiry date (the "Initial Service Expiry Date") for such service, to extend the term of such service by 12 months on the same terms and conditions set out herein (other than this right to extend the term of such service) at a toll to be negotiated between Westcoast and Shipper for such service. If Shipper gives such notice to Westcoast, then the parties agree to negotiate in good faith the toll for such service during such extended term. If the parties are unable to reach agreement on such toll within two months of the giving of such notice by Shipper, then either party may invoke the dispute resolution procedures under the Framework to determine such toll. If the parties have not reached agreement on such toll, or if such toll has not been determined under the dispute resolution provisions of the Framework, by the Initial Service Expiry Date for such service, then the toll for such service will be fixed on an interim basis at the toll in effect for such service immediately prior to the Initial Service Expiry Date. The final tolls agreed to or determined for the extended term of such service will be made effective retroactive to the Initial Service Expiry Date.

Except as set out above, Shipper has no right to extend the term of the Firm Treatment Service set out in Schedule A.

Authorized Mitigation/ CD Transfer

If Shipper at any time during the Term is unable to utilize all or any portion of its Firm Service hereunder, then Shipper may give written notice to Westcoast requesting that Shipper be permitted to relinquish to Westcoast the amount of Firm Service that Shipper is unable to utilize for the period specified by Shipper (which period shall be a multiple of calendar months and not less than one calendar month). Westcoast will within six business days following its receipt of such notice decide by written notice to Shipper whether or not to permit Shipper to relinquish all or a portion of the service specified in such notice from Shipper for such period (not exceeding the period specified by Shipper) as Westcoast may decide. Shipper will:

a) in respect of the service, if any, that Westcoast permits Shipper to relinquish, be relieved of its obligations with respect to such service in the amount and for the period of time specified in such notice from Westcoast; and

b) in respect of the service, if any, that Westcoast does not permit Shipper to relinquish, either:

    (i) be permitted to process Third Party Gas under such service in the amount and for the period of time specified in such notice from Westcoast (which amount together with any amount in (ii) below will not exceed the amount of Firm Service specified in the notice from Westcoast), provided that Shipper will at all times continue to be the shipper of record and will be responsible for all tolls, nominations and other obligations in respect of such service, and provided further, that there is no adverse impact on Westcoast's operations at the Fort Nelson Processing Plant as determined in

Tidal at FN Exp Ltr AgrV Oct 201.doc

Westcoast's sole discretion ("Authorized Mitigation") and/or

(ii) be permitted to transfer to any third party or parties its Contract Demand entitlement (which amount together with any amount in (i) above will not exceed the amount of Firm Service specified in the notice from Westcoast) for all or any portion of the period specified in the notice from Westcoast ("CD Transfer") within 60 days of its receipt of notice from Westcoast, subject to the following provisions:

(A) if the third party to which Shipper makes the CD Transfer has a service agreement with Westcoast for Treatment Service at the Fort Nelson Processing Plant (the "third party service agreement"), the CD Transfer by Shipper to such third party will be on the same terms and conditions, except tolls, as contained in the third party service agreement;

(B) if the third party to which Shipper makes the CD Transfer has a third party service agreement, the tolls in respect of the CD Transfer will be equal to the tolls in effect under such third party service agreement for a like term and if there is no like term in the third party service agreement, then the tolls in respect of the CD Transfer will be equal to the highest tolls in the third party service agreement for any term having a minimum period of one year;

(C) if the third party to which Shipper makes the CD Transfer does not have a third party service agreement, the CD Transfer by Shipper to such third party will be on such terms and conditions, including tolls, as such third party and Westcoast may agree; and

(D) if Shipper does not effect the CD Transfer within 60 days of its receipt of notice from Westcoast as provided above, the above procedure will again apply if Shipper wishes to make a CD Transfer.

No Brokering

Except as provided under **Authorized Mitigation/CD Transfer** above, Shipper covenants and agrees that it will not permit, authorize or allow any Third Party Gas to be processed at any time during the Term under the service set out herein.

Assignments

Shipper will be permitted to:

a) assign all of the services to which Shipper is entitled under this Agreement to a third party in connection with the sale or disposition by Shipper to such third party of all of the Beneficially Owned Gas;

Tikal at FN Exp Ltr AgrV Oct 301.doc

b) assign a portion of the services to which Shipper is entitled under this Agreement to a third party in connection with the sale or disposition by Shipper to such third party of a portion of the Beneficially Owned Gas in proportion to the amount of Beneficially Owned Gas sold or disposed of; or

c) assign all or a portion of the services to which Shipper is entitled under this Agreement to an Affiliate of Shipper with the prior written consent of Westcoast, such consent not to be unreasonably withheld, provided that if such third party or Affiliate is at the time of such assignment receiving Firm Treatment Service from Westcoast at the Fort Nelson Processing Plant under a Service Agreement between Westcoast and such third party or Affiliate, then Westcoast may as a condition of providing its consent to such assignment require that the services to be assigned by Shipper to such third party or Affiliate be subject to the same terms and conditions, including tolls, set out in such Service Agreement.

Except as set out above, neither this Agreement nor any of the service hereunder may be assigned in whole or in part by Shipper.

Default

If Shipper at any time (i) fails or neglects to make any payment due to Westcoast hereunder when payment is due, or (ii) breaches or violates any of the other terms, conditions, covenants, agreements or obligations imposed upon it under this Agreement, then Westcoast may, in addition to any other remedy that it has, at its option and without liability therefor, upon not less than 5 days prior notice to Shipper of such non-payment, breach or violation, suspend further service to Shipper hereunder until the default has been fully remedied, and no such suspension will relieve Shipper from any obligation under this Agreement. If such default by Shipper continues for a further 10 days after the suspension of service by Westcoast, then Westcoast may, in addition to any other remedy that it has, at its option and without liability therefor, terminate this Agreement upon not less than 5 days prior notice thereof to Shipper (which notice may, for greater certainty, be given by Westcoast during such 10 day period), and notwithstanding such termination Shipper shall continue to be liable for the payment of all amounts payable to Westcoast during what would otherwise have been the remainder of the Term.
Shipper hereby grants Westcoast the right to audit all relevant records of Shipper which would allow Westcoast to independently verify Shipper's compliance with the provisions of this Agreement.

Non-Routine Toll Adjustments

The tolls payable by Shipper to Westcoast hereunder will be adjusted from time to time to reflect any material additional costs reasonably and properly incurred or expended by Westcoast in respect of the provision of service to Shipper hereunder to the extent that such costs are incurred or expended by Westcoast as a result of:

a) changes in legislation or regulations or reassessments related to *ad valorem*, income and capital taxes;

b) changes in legislation, regulations or ordinances or the issuance of

Tikal at FN Exp Ltr AgrV Oct 201.doc

orders or directives which result in changes to safety, health or environmental requirements or operating and maintenance practices or procedures for Westcoast;

b) changes in accounting standards of the Canadian Institute of Chartered Accountants applicable to Westcoast or changes in the application of such standards to Westcoast; or

d) orders or directives issued by a regulatory authority having jurisdiction, including the National Energy Board.

If any of the foregoing occurs, then Westcoast will give notice thereof to Shipper and Westcoast and Shipper will in good faith attempt to agree to an appropriate adjustment to the tolls payable by Shipper to Westcoast hereunder. If the parties are unable to reach agreement on such adjustment within two months of the giving of such notice by Westcoast, then Westcoast may invoke the dispute resolution procedures under the Framework to determine such adjustment. The adjustment to the tolls agreed to by the parties or determined under the Framework will be made effective retroactive to the date of the giving of such notice by Westcoast.

No Preemptive Rights

Nothing herein provides Shipper with any greater right or entitlement to service from Westcoast than that of any other shipper or prospective shipper on the Pipeline System.

Confidentiality

Shipper and Westcoast will treat as confidential the terms of this Agreement and all Confidential Information (as defined below) and will at all times during the Term and for two years thereafter hold the terms of this Agreement and all Confidential Information in confidence. Neither party will, without the prior written consent of the other party, disclose or divulge the terms of this Agreement or any Confidential Information to any person, provided that nothing herein will restrict or prevent either party from making any disclosure of such terms or any Confidential Information:

a) which is reasonably necessary or desirable for such party to carry out and give full effect to the terms, conditions and intent of this Agreement and the matters contemplated hereby;

b) to any governmental authority, including the National Energy Board, or other legal entity if required by law;

c) to the directors, officers or employees of such party or of any Affiliate of such party who have a need to know the same and who have been advised of the confidentiality obligation hereunder;

c) to the professional advisors of such party who have undertaken in writing to keep the same confidential; or

e) which are already in or become part of the public domain through no fault of the receiving party or its representatives.

For the purposes hereof, "Confidential Information" means any of the disclosing party's trade secrets and other competitively sensitive data or information disclosed, directly or indirectly, in writing, orally, electronically, digitally or by

Tika! at FN Exp Ltr AgrV Oct 201.doc

way of inspection, under or in connection with this Agreement or the negotiation of this Agreement, including, without limitation, technical or non-technical data, tolls, formulas, patterns, compilations, programs, devices, methods, techniques, drawings, processes, pricing and financial data, financial plans, drilling, production and development plans, price forecasts, product and marketing plans or lists of actual or potential customers or suppliers, whether disclosed prior to or after the date of this Agreement.

The receiving party will be liable for any breach of the confidentiality obligation hereunder by any of its directors, officers, employees, advisors or other representatives or those of its Affiliates.

Security

Westcoast may require that Shipper provide such security as Westcoast considers appropriate for the performance of Shipper's obligations under this Agreement. In the event that Westcoast requires such security and Shipper fails to provide or maintain such security, such failure will be considered a breach or default by Shipper hereunder and Westcoast will be entitled to the remedies stated under **Default** in this Part C.

The parties hereby agree to the foregoing this 22 day of Oct, 2001.

TIKAL RESOURCES CORP.	WESTCOAST ENERGY INC.
Per: ______________ M. Taylor VP Engineering	Per: ______________
Per: ______________	Per: ______________

Tikal at FN Exp Ltr AgrV Oct 201

Schedule A

Description of Treatment Service

Firm Service	Contract Demand 10^3m^3	CO_2 Limit 10^3m^3	H_2S Limit 10^3m^3	Acid Gas%	Service Commencement Date	Service Expiry Date
Treatment Service at Fort Nelson Processing Plant.	141.6	12.7	0.0	8.0	1-Nov-02	31-Oct-07

Tikal at FN Exp Ltr AgrV Oct 301.doc

Schedule B

Tolls for Treatment Service

Tolls for Firm Treatment Service

Period	Demand Toll $/10³m³/month 8.0% Acid Gas
November 1, 2002 to October 31, 2003	400.45
November 1, 2003 to October 31, 2004	406.46
November 1, 2004 to October 31, 2005	412.56
November 1, 2005 to October 31, 2006	418.75
November 1, 2006 to October 31, 2007	425.03

Plus the amount of tax on fuel gas consumed in operations payable by Westcoast under the *Motor Fuel Tax Act* (British Columbia) allocated to Shipper for the month.

Tolls for Interruptible Treatment Service

Period	Commodity Toll $/10³m³ 8.0% Acid Gas	
	November to March	April to October
November 1, 2002 to October 31, 2003	17.553	13.165
November 1, 2003 to October 31, 2004	17.817	13.363
November 1, 2004 to October 31, 2005	18.085	13.564
November 1, 2005 to October 31, 2006	18.356	13.767
November 1, 2006 to October 31, 2007	18.631	13.974

Plus the amount of tax on fuel gas consumed in operations payable by Westcoast under the *Motor Fuel Tax Act* (British Columbia) allocated to Shipper for the month.

Westcoast will invoice Shipper the tolls under this Agreement on a monthly basis in accordance with the provisions of its Pipeline Invoicing Manual, a copy of which has been provided to Shipper.

Tikal at FN Exp Ltr AgrV Oct 201.doc

TKZ
Milo → Fort Nelson Treatment Service

Tikal Resources Corp.
Fort Nelson Treatment Service
Considerations – September 7, 2001

1. **Service Start Date:** November 2002.
2. **Minimum Term:** 5 years.
3. **Renewal Rights:** One time for subsequent 12 months only, 13 months in advance of agreement expiration, negotiation period of 2 months maximum.
4. **Contract Volume:** 5 mmcfd (res).
5. **Assignment Rights:** Authorized Mitigation to broker on behalf of a third party after Westcoast ROFR.
6. **Interruptible:** 1.33 ~~75%~~ load factor November to March; 100% load factor April to October.
7. **UDCC's:** As per GT&C.
8. **Gas Composition:** Up to 8% CO_2, up to 100 ppm H_2S and no hydrocarbon liquids.
9. **Gas Quality:** As per GT&C.
10. **Fuel:** In accordance with allocation methodology approved by SAWG.
11. **Motor Fuel Tax:** As per GT&C.
12. **Credit:** Tikal will have to demonstrate support of credit.
13. **Non-Routine Adjustments:** Westcoast maintains the right to make non-routine adjustments to toll schedules due to reasonable business environment changes.
14. **Price Escalation:** Annual price escalation through the term shall be 1.5%.
15. **Conditions Precedent:** Approval by Westcoast Fort Nelson Operations, Project critical mass, Approval by WEI board, Regulatory approval.
16. **Prices:**

Acid Gas in Raw Gas	RGT Price per mcf (raw/res)	Treatment Price per mcf (res)
8%	Not included	$0.373

Privileged and Confidential Tikal Considerations #1 Page 1 of 1

EXHIBIT 27

FILE No.080 04/04 '03 11:21 ID: FAX: PAGE 5/ 16

MASTER AGREEMENT

(Commodity Swaps)

Dated as of 2 April 2002

Plains Marketing Canada, L.P. ("**PLAINS**") and **Belair Energy Corporation** the "**Producer**", have entered and/or anticipate entering into one or more transactions (each a "**Transaction**") that are or will be governed by this Master Agreement, which includes the documents and other confirming evidence (each a "**Confirmation**") exchanged between the parties confirming those Transactions. The Confirmation shall be substantially in the form of Exhibit A scheduled hereto.

Accordingly, the parties agree as follows:

1. **Interpretation**

(a) Inconsistency. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement, such Confirmation will prevail for the purpose of the relevant Transaction.

(b) Single Agreement. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "**Agreement**"), and the parties would not otherwise enter into any Transactions.

2. **Obligations**

(a) General Conditions.

(i) Each party will make each payment specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii) Payments under this Agreement will be made on the due date for value on that date in the manner specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency.

(iii) Each obligation of each party under Section 2(a)(i) is subject to:

(1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing,

(2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated, and

(3) each other applicable condition precedent specified in this Agreement.

(b) Netting. If on any date amounts would otherwise be payable by one party to the other (whether under this Agreement, any Sales/Purchase Agreement, or otherwise), then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

(c) Default Interest; Other Amounts. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any

H:\GOSSENE\WP1\DOCS\113963
0001KAGR.WP1

FILE No.080 04/04 '03 11:21 ID: FAX: PAGE 6/ 16

payment obligation will, to the extent permitted by law and subject to Section 5(c), be required to pay interest (before as well as after default and judgement) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Specified Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

3. **Representations**

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into) that:

(a) Basic Representations.

(i) Powers. It has the corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder; and

(ii) No Violation or Conflict. Such execution, delivery and performance do not violate or conflict with any provision of its articles or by-laws, or any order or judgment of any court applicable to it or any of its assets or any contractual restriction (including shareholders agreements) binding on or affecting it or any of its assets.

(b) Absence of Certain Events. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement.

4. **Events of Default and Termination Events**

(a) Events of Default. The occurrence at any time with respect to a party of any of the following events constitutes an event of default (an "**Event of Default**") with respect to such party:

(i) Failure to Pay. Failure by the party to make, when due, any payment under this Agreement, or any payment or delivery under any Sales/Purchase Agreement required to be made by it if such failure is not remedied on or before the 3rd Business Day after notice of such failure is given to the party;

(ii) Breach of Agreement. Failure by the party to comply with or perform any agreement or obligation (other than an obligation referred to in clause (i) of this Section 4) to be complied with or performed by the party under this Agreement or under any Sales/Purchase Agreement if such failure is not remedied on or before the 10th day after notice of such failure is given to the party (for certainty, failure by the Producer to deliver at least 90% of the monthly volumes approximated in a Sales/Purchase Agreement shall be deemed for these purposes to be non-compliance hereunder);

(iii) Cross-Default. The party: (1) defaults under any agreement creating or evidencing any indebtedness for borrowed money and, after giving effect to any applicable notice requirement or grace period, there occurs an acceleration of obligations under, or an early termination of, that Agreement, or (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment under any agreement creating or evidencing any indebtedness for borrowed money (or such default continues for at least 3 Business Days if there is no applicable notice requirement or grace period);

(iv) Bankruptcy. The party: (1) is dissolved; (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other

H:\GOSSENB\WP1\DOC95\115965
0001KAGR.WP1

FILE No.080 04/04 '03 11:21 ID: FAX: PAGE 7/ 16

similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgement of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation, or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up or liquidation; (6) seeks or becomes subject to the appointment of a liquidator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts;

(v) Merger Without Assumption. The party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer, the resulting, surviving or transferee entity fails to assume all the obligations of such party under this Agreement by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement;

(vi) Termination of Sales/Purchase Agreement. The Sales/Purchase Agreement terminates by reason of a default by the party in the performance of its obligations thereunder or by reason of the party serving notice of cancellation thereunder at any time when the other party is not in material default thereunder; or

(vii) Additional Event of Default. If any "Additional Event of Default" is specified in any Confirmation as applying, the occurrence of such Additional Event of Default.

(b) Termination Events. The occurrence at any time with respect to a party of any of the following events constitutes a "**Termination Event**"):

(i) Credit Event Upon Merger. A "**Credit Event Upon Merger**" occurs if a party ("**X**") consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 4(a)(v) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

(ii) Additional Termination Event. An "**Additional Termination Event**" occurs if any "Additional Termination Event", as specified in any Confirmation, occurs (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in such Confirmation).

5. **Early Termination**

H:\GOSSENE\WP\DOCS\11396\
0001KAGR.WPI

FILE No.080 04/04 '03 11:21 ID: FAX: PAGE 8/ 16

(a) Right to Terminate Following Event of Default. If at any time an Event of Default with respect to a party (the "**Defaulting Party**") has occurred and is then continuing, the other party (the "**Non-defaulting Party**") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. An Early Termination Date in respect of all outstanding Transactions will occur immediately and automatically upon the occurrence with respect to such party of an Event of Default specified in Section 4(a)(iv)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 4(a)(iv)(4) or, to the extent analogous thereto, (8).

(b) Right to Terminate Following Termination Event.

(i) Notice. If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

(ii) Right to Terminate. If a Termination Event occurs, any Affected Party (in the case of an Additional Termination Event if there is more than one Affected Party), or the party which is not the Affected Party (in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party) may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c) Effect of Designation.

(i) If notice designating an Early Termination Date is given under Section 5(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

(ii) Upon the occurrence or effective designation of an Early Termination Date, no further payments under Section 2(a)(i) or 2(c) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 5(e).

(d) Calculations.

(i) Statement. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 5(e) and will provide to the other party a statement showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 5(e)). In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

(ii) Payment Date. An amount calculated as being due in respect of any Early Termination Date under Section 5(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgement), from

H:\GOSSBENB\WP1\DOC95\113965
0001KAGR.WP1

FILE No.080 04/04 '03 11:21 ID: FAX: PAGE 9/ 16

(and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Specified Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e) Payments on Early Termination. If an Early Termination Date occurs, the following provisions shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

(i) Events of Default. If the Early Termination Date results from an Event of Default, an amount will be payable equal to:

(1) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Unpaid Amounts owing to the Non-defaulting Party, less

(2) the Unpaid Amounts owing to the Defaulting Party.

If that amount is a positive number, the Defaulting Party will pay that amount to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(ii) Termination Events. If the Early Termination Date results from a Termination Event:

(1) One Affected Party. If there is one Affected Party, the amount payable will be determined in accordance with clause (i) of this Section 5(e), except that references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively.

(2) Two Affected Parties. If there are two Affected Parties, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to the sum of:

(A) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("**X**") and the Settlement Amount of the party with the lower Settlement Amount ("**Y**"), and

(B) the Unpaid Amounts owing to X less the Unpaid Amounts owing to Y.

If the amount payable is a positive number, Y will pay that amount to X; if the amount is a negative number, X will pay the absolute value of that amount to Y.

(iii) Adjustment for Bankruptcy. In circumstances where an Early Termination Date occurs because of an automatic termination under Section 5(a) the amount determined under this Section 5(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 5(d)(ii).

(iv) Pre-Estimate. The parties agree that an amount recoverable under this Section 5(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

H:\GOSSENE\WP1\DOC99\13963
0001KAGR.WP1

FILE No.080 04/04 '03 11:22 ID: FAX: PAGE 10/ 16

6. **Transfer**

Neither this Agreement nor any interest or obligation in or under this Agreement may be transferred by either party without the prior written consent of the other party.

7. **Miscellaneous**

(a) Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b) Amendments. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c) Survival of Obligations. Without prejudice to Section 2(a)(iii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d) Remedies Cumulative. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e) Counterparts and Confirmations.

(i) This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii) The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall be entered into as soon as practicable and may be executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f) No Waiver of Rights. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g) Headings. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

8. **Expenses**

A Defaulting Party will, on demand, indemnify the other party for all reasonable out-of-pocket expenses, including legal fees, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

H:\GOSSENB\WP1\DOC95\113963
0001KAGR.WP1

FILE No.080 04/04 '03 11:22 ID: FAX: PAGE 11/ 16

9. **Notices**

(a) Effectiveness. Any notice or other communication in respect of this Agreement may be given in any manner set forth below to the address or number or in accordance with the electronic messaging system details provided below, and will be deemed effective as indicated: (i) if in writing and delivered in person or by courier, on the date it is delivered; (ii) if sent by telex, on the date the recipient's answer back is received; (iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine); (iv) if sent by certified or registered mail, on the date that mail is delivered or its delivery is attempted; or (v) if sent by electronic messaging system, on the date that electronic message is received;

unless in any case the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Business Day.

(b) Change of Addresses. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

(c) Addresses for Notices.

Address for notices or communications to PLAINS:

Address:	1400, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5		
Attention:	Crude Oil Supply		
Facsimile No.:	(403) 233-0399	Telephone No.:	(403) 298-2100

Address for notices or communications to the Producer:

Address:	400, 777 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 3R5		
Attention:	Mr. Ken Skea		
Facsimile No.:	(403) 263-8119	Telephone No.:	(403) 265-1411

10. **Governing Law and Jurisdiction**

(a) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta.

(b) Jurisdiction. With respect to any suit, action or proceedings relating to this Agreement ("**Proceedings**"), each party irrevocably: (i) submits to the jurisdiction of the Alberta courts; and (ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

11. **Definitions**

As used in this Agreement:

"**Business Day**" means a date on which commercial banks are open for business in Calgary, Alberta and New York, New York.

H:\GOSSIENE\WP1\DOC95\113960
0001KACR.WP1

FILE No.080 04/04 '03 11:22 ID: FAX: PAGE 12/ 16

"Early Termination Date" means the date determined in accordance with Section 5(a) or 5(b)(ii).

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 8. A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party and the quoting Reference Market-maker to enter into a transaction (the **"Replacement Transaction"**) that would have the effect of preserving for such party the economic equivalent of any payment (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 5(e), and, if each party is so obliged, after consultation with the other.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith:

(i) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit, and

(ii) to the extent practicable, from among such dealers having an office in the same city.

"Sales/Purchase Agreement" means the agreements between the parties for the sale by the Producer and purchase by PLAINS of crude oil as described in a Confirmation, and any renewal or extension thereof, as amended or restated from time to time.

"Scheduled Payment Date" means a date on which a payment is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 5 is entitled or subject (whether arising under this Agreement, a Sales/Purchase Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

H:\GOSSENE\WP1\DOC99\13965
0001KAGR.WP1

FILE No.080 04/04 '03 11:22 ID: FAX: PAGE 13/ 16

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of:

(i) the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(ii) such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) of funding the relevant amount plus 1% per annum.

"Terminated Transactions" means, with respect to any Early Termination Date:

(i) if resulting from a Termination Event, all Affected Transactions, and

(ii) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date.

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date, together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid to (but excluding) such Early Termination Date, at the Specified Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

Plains Marketing Canada, L.P.
by its general partner, PMC (Nova Scotia) Company

By: Ralph Cross
Name: Ralph Cross
Title: Vice President, Business Development

BELAIR ENERGY CORPORATION

By: Kenneth Skea
Name:
Title:

Kenneth T.A. Skea, P.Eng.
Vice President Production

H:\GOSSENE\WP1\DOC99\113965
0001KAGR.WP1

FILE No.080 04/04 '03 11:22 ID: FAX: PAGE 14/ 16

Exhibit A
FORM OF CONFIRMATION

CONFIRMATION - 02 18 December 2002

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between PLAINS Marketing Canada, L.P. ("**PLAINS**") and Belair Energy Corporation (the "**Producer**") on the Trade Date specified below (the "**Transaction**"). This letter agreement constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 1993 ISDA Commodity Derivatives Definitions (as published by the International Swap and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

1. This Confirmation supplements and forms a part of, and is subject to, the Master Agreement dated as of April 2, 2002 as amended from time to time (the "**Agreement**"), between you and us. All provisions in the Agreement govern this Confirmation except as expressly modified below.

2. The Sales/Purchase Agreement to which this Confirmation relates is as follows: Contract no. C98-0012 dated February 19, 1998 and contract no. WX6-2002-209-P-1 dated April 5, 2002 between you and us.

3. The terms of the particular Transaction to which this Confirmation relates are as follows:

   - The Transaction is a Commodity Transaction which is a Commodity Swap.
   - Notional Quantity per Calculation Period: 100 barrels per day.
   - Total Notional Quantity: 36600 barrels.
   - Commodity: West Texas Intermediate Crude Oil
   - Trade Date: 18 December 2002
   - Effective Date: 01 May 2003
   - Termination Date: 30 April 2004
   - Calculation Period(s): Each full calendar month during the Term of the Transaction.
   - Settlement Date(s): The 25th day of the month following the Calculation Period. If such date falls on a Saturday or a non-Monday bank holiday, settlement shall be made on the last preceding business day. If such date falls on a Sunday or a Monday bank holiday, settlement shall be made on the next business day.
   - Fixed Amount Details:
     Fixed Price Payer: PLAINS
     Fixed Price: U.S. $25.15 per barrel

FILE No.080 04/04 '03 11:23 ID: FAX: PAGE 15/16

- 2 -

- Floating Amount Details:
  Floating Price Payer: Producer
  Floating Price: The arithmetic average of the Commodity Reference Price for each Pricing Date, in the Calculation Period.
  Rounding: 2 decimal points
  Commodity Reference Price: OIL-WTI-NYMEX means that the price for a Pricing Date will be that day's Specified Price per barrel of West Texas Intermediate Light Sweet Crude Oil on the NYMEX of the Futures Contract for the Delivery Date, stated in US Dollars, as made public by the NYMEX on that Pricing Date.
  Price Source: NYMEX
  Unit: Barrel
  Currency: US Dollars
  Specified Price: The settlement price reported or capable of being determined from information reported in or by the Price Source.
  Pricing Date: Each Commodity Business Day in the Calculation Period
  Delivery Date: First Nearby Month

4. Disruption Fallbacks:

Postponement: If such a price for a Pricing Date is not determinable, the price to be used for such Pricing Date will be deemed to be the first succeeding NYMEX trading day on which the OIL-WTI-NYMEX Price for that Delivery Date is available.

Negotiated Fallback: If the Floating Price for a Settlement Date is not determinable as provided above by the Business Day prior to the Settlement Date, then the Floating Price for that Settlement Date shall be equal to the amount mutually determined by the parties in good faith.

5. Calculation Agent: PLAINS

6. Payment Details:

Payments to PLAINS: shall be made as follows: As previously advised.

Payments to the Producer: shall be made as follows: As previously advised.

7. Payment Obligations: On each Settlement Date, if the Floating Floor Price is greater than zero, the Floating Floor Price Payer shall pay to the Fixed Floor Price Payer a sum equal to the amount determined by multiplying the Floating Floor Price by the Notional Quantity per Calculation Period. And, if the Floating Cap Price is greater than zero, the Floating Cap Price Payer shall pay to the Fixed Cap Price Payer a sum equal to the amount determined by multiplying the Floating Cap Price by the Notional Quantity per Calculation Period. In both of the above instances the payment shall be adjusted by the "Premium/(Cost) to Producer", if it is administered as part of the monthly settlement. The Commodity Price Collar will only be settled as above. Deliveries of the commodity will not be made pursuant to the transaction.

8. Credit Support Given by the Producer: None

9. Additional Event of Default: None

10. Additional Termination Event: It shall be an "Additional Termination Event" under Section 4(b)(ii) of the Agreement if the parties mutually agree to terminate the Sales/Purchase Agreement; in such case both parties shall be Affected Parties.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing both copies of this Confirmation enclosed for that purpose and returning one to us by facsimile, followed by hard copy, to:

FILE No.080 04/04 '03 11:23 ID: FAX: PAGE 16/ 16

- 3 -

PLAINS MARKETING CANADA, L.P.
Suite 1400
888 – 3rd Avenue S. W.
Calgary, AB
T2P 3N9
Fax: (403) 233-0399

We are pleased to have agreed to this transaction with you, and we trust the foregoing is in order.

Sincerely,

Plains Marketing Canada, L.P.
by its general partner, PMC (Nova Scotia) Company

By: ______________________________

Name: W. David Duckett
Title: Executive Vice President

Confirmed as of the date first above written:

BELAIR ENERGY CORPORATION

By: ______________________________

Name:
Title:

EXHIBIT 28

FILE No.081 04/04 '03 12:05 ID: FAX: PAGE 2/ 4

Exhibit A
FORM OF CONFIRMATION

CONFIRMATION - 01 8 April 2002

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between PLAINS Marketing Canada, L.P. ("**PLAINS**") and Belair Energy Corporation (the "**Producer**") on the Trade Date specified below (the "**Transaction**"). This letter agreement constitutes a "Confirmation" as referred to in the Master Agreement specified below.

The definitions and provisions contained in the 1993 ISDA Commodity Derivatives Definitions (as published by the International Swap and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern.

1. This Confirmation supplements and forms a part of, and is subject to, the Master Agreement dated as of April 2, 2002 as amended from time to time (the "**Agreement**"), between you and us. All provisions in the Agreement govern this Confirmation except as expressly modified below.

2. The Sales/Purchase Agreement to which this Confirmation relates is as follows: Contract no. C98-0012 dated February 19, 1998 and contract no. WX6-2002-209-P-1 dated April 5, 2002 between you and us.

3. The terms of the particular Transaction to which this Confirmation relates are as follows:

   - The Transaction is a Commodity Transaction which is a Commodity Swap.
   - Notional Quantity per Calculation Period: 100 barrels per day.
   - Total Notional Quantity: 36500 barrels.
   - Commodity: West Texas Intermediate Crude Oil
   - Trade Date: 2 April 2002
   - Effective Date: 01 May 2002
   - Termination Date: 30 April 2003
   - Calculation Period(s): Each full calendar month during the Term of the Transaction.
   - Settlement Date(s): The 25th day of the month following the Calculation Period. If such date falls on a Saturday or a non-Monday bank holiday, settlement shall be made on the last preceding business day. If such date falls on a Sunday or a Monday bank holiday, settlement shall be made on the next business day.
   - Fixed Amount Details:
     Fixed Price Payer: PLAINS
     Fixed Price: U.S. $25.88 per barrel

FILE No.081 04/04 '03 12:05 ID: FAX: PAGE 3/ 4

- 2 -

- Floating Amount Details:
  - Floating Price Payer: Producer
  - Floating Price: The arithmetic average of the Commodity Reference Price for each Pricing Date, in the Calculation Period.
  - Rounding: 2 decimal points
  - Commodity Reference Price: OIL-WTI-NYMEX means that the price for a Pricing Date will be that day's Specified Price per barrel of West Texas Intermediate Light Sweet Crude Oil on the NYMEX of the Futures Contract for the Delivery Date, stated in US Dollars, as made public by the NYMEX on that Pricing Date.
  - Price Source: NYMEX
  - Unit: Barrel
  - Currency: US Dollars
  - Specified Price: The settlement price reported or capable of being determined from information reported in or by the Price Source.
  - Pricing Date: Each Commodity Business Day in the Calculation Period
  - Delivery Date: First Nearby Month

4. Disruption Fallbacks:

Postponement: If such a price for a Pricing Date is not determinable, the price to be used for such Pricing Date will be deemed to be the first succeeding NYMEX trading day on which the OIL-WTI-NYMEX Price for that Delivery Date is available.

Negotiated Fallback: If the Floating Price for a Settlement Date is not determinable as provided above by the Business Day prior to the Settlement Date, then the Floating Price for that Settlement Date shall be equal to the amount mutually determined by the parties in good faith.

5. Calculation Agent: PLAINS

6. Payment Details:

Payments to PLAINS: shall be made as follows: As previously advised.

Payments to the Producer: shall be made as follows: As previously advised.

7. Payment Obligations: On each Settlement Date, if the Floating Floor Price is greater than zero, the Floating Floor Price Payer shall pay to the Fixed Floor Price Payer a sum equal to the amount determined by multiplying the Floating Floor Price by the Notional Quantity per Calculation Period. And, if the Floating Cap Price is greater than zero, the Floating Cap Price Payer shall pay to the Fixed Cap Price Payer a sum equal to the amount determined by multiplying the Floating Cap Price by the Notional Quantity per Calculation Period. In both of the above instances the payment shall be adjusted by the "Premium/(Cost) to Producer", if it is administered as part of the monthly settlement. The Commodity Price Collar will only be settled as above. Deliveries of the commodity will not be made pursuant to the transaction.

8. Credit Support Given by the Producer: None

9. Additional Event of Default: None

10. Additional Termination Event: It shall be an "Additional Termination Event" under Section 4(b)(ii) of the Agreement if the parties mutually agree to terminate the Sales/Purchase Agreement; in such case both parties shall be Affected Parties.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing both copies of this Confirmation enclosed for that purpose and returning one to us by facsimile, followed by hard copy, to:

FILE No.081 04/04 '03 12:05 ID: FAX: PAGE 4/ 4

- 3 -

PLAINS MARKETING CANADA, L.P.
Suite 1400
888 – 3rd Avenue S. W.
Calgary, AB
T2P 3N9
Fax: (403) 233-0399

We are pleased to have agreed to this transaction with you, and we trust the foregoing is in order.

Sincerely,

Plains Marketing Canada, L.P.
by its general partner, PMC (Nova Scotia) Company

By: Ralph Cross.

Name: Mr. Ralph Cross
Title: Vice President, Business Development

Confirmed as of the date first above written:

BELAIR ENERGY CORPORATION

By: Kenneth Skea

Name:
Title:

Kenneth T.A. Skea, P.Eng.
Vice President Production

EXHIBIT 29

APR-04-2003 16:02 NEXEN CANADA LTD 403 699 5705 P.01/01

nexen

Confirmation Form # BEL02001-102

Transaction #: G50706

Open Link #____________

SCHEDULE "A"

Attached to and made part of the Master Agreement dated 01-November-97 and entered into between BelAir Energy Corporation and Nexen Marketing

Trade Date:	**09-Dec-02**
Buyer:	**Nexen Marketing**
Seller:	**BelAir Energy Corporation**
Broker:	**N/A**
Obligation	**Firm**

Book (internal):	TermPurchase
PC (internal):	PS Third Party AB
Pool (internal):	NEX POOL

Effective Date & Time:	**2003-Apr-01 8:00**
Expiry Date & Time:	**2003-Nov-01 8:00**
DCQ:	**2500 GJ**
Delivery Point:	**Inventory Transfer (NIT)**
Currency/Units:	**Cdn $/GJ**
Price:	**5.17/GJ**
Conditions for this Point:	**None**

Other Conditions: **None**

Nexen Marketing

Marketing Rep: **Kelvin Onofriechuk**

Phone: **(403) 699-4073** Fax: **(403) 699-5790**

____

Authorized Representative

Physical Confirmations: **Krista Yamniuk**

Phone: **(403) 699-4039** Fax: **(403) 699-5790**

BelAir Energy Corporation

Marketing Rep: **Ken Skea**

Phone: **(403) 265-1411** Fax: **(403) 263-8119**

____

Authorized Representative

Physical Confirmations: **Glenn Pomeroy** fax 263-8119

Phone: **(403) 510-2058** Fax: **(403) 238-4717**

Nexen Marketing

801 - 7 Avenue S.W. Calgary AB T2P 3P7

Code : O-E-U-F

Subject to the terms of the above noted agreement, this Confirmation Form shall be deemed accepted unless notification is received within 48 hours of delivery. Please have executed by an authorized representative of your company and return by fax or contact the above.

04-Apr-03 15:52

Page 1 of 1
TOTAL P.01

EXHIBIT 30

CREDIT LYONNAIS ROUSE DERIVATIVES

A DIVISION OF CREDIT LYONNAIS SA
REGULATED BY THE FSA FOR THE CONDUCT OF BUSINESS IN THE UK

CONTRACT FOR DIFFERENCES – COLLAR

(CLRD Ref.388804)

A G R E E M E N T BETWEEN :

CREDIT LYONNAIS ROUSE DERIVATIVES, DIVISION OF CREDIT LYONNAIS of Broadwalk House, 5 Appold Street, London EC2A 2DA

and

BelAir Energy Corporation, First Alberta Place, Suite 400, 777- 8 Avenue SW, Calgary Alberta , Canada
For the Attention of: Kenneth MacRitchie

Trade Date: 17 April 2002

1. **Scope**

This agreement is a contract for differences between Credit Lyonnais Rouse Derivatives, Division of Credit Lyonnais (CLRD) and **BelAir Energy Corporation** (Party B) relating to Natural Gas product. This Agreement supersedes any prior agreement or confirmation with respect to this transaction.

Each party acknowledges and represents to the other party as at the date it entered into the transaction recorded in this Agreement ("Transaction") that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for this Transaction):

(a) Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction; it being understood that the information and explanations related to the terms and conditions of this Transaction and shall not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

(b) Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the risks of this Transaction.

(c) Status of Parties. The other party is not acting as a fiduciary for or an adviser to it in respect of this Transaction.

(d) No Speculation. It is not entering into the Transaction for investment or speculative purposes.

(e) Cash Settlement. It has neither the expectation nor the alternative of physical delivery of Natural Gas product here under as settlement of any debt.

Broadwalk House, 5 Appold Street, London EC2A 2DA
Telephones: Trading 0171 496 0095 Structured Finance 0171 214 6462 Back Office 0171 214 6558
Faxes: Trading 0171 638 0387 Structured Finance 0171 214 6658 Back Office 0171 214 6557

Credit Lyonnais S.A. is incorporated in France with limited liability
Registered in England – Branch No: BR001178 Vat No: GB447 2599 17

2. A) **Price Cap Transaction:**

(a) **Parties**

4. **Quantity per Pricing Period**

77,500 Gigajoules for Pricing Period 01 May 2002 to 31 May 2002 (both days included)
75,000 Gigajoules for Pricing Period 01 June 2002 to 30 June 2002 (both days included)
77,500 Gigajoules for Pricing Period 01 July 2002 to 31 July 2002 (both days included)
77,500 Gigajoules for Pricing Period 01 August 2002 to 31 August 2002 (both days included)
75,000 Gigajoules for Pricing Period 01 September 2002 to 30 September 2002(both days included)
77,500 Gigajoules for Pricing Period 01 October 2002 to 31 October 2002 (both days included)
75,000 Gigajoules for Pricing Period 01 November 2002 to 30 November 2002(both days included)
77,500 Gigajoules for Pricing Period 01 December 2002 to 31 December 2002 (both days included)
77,500 Gigajoules for Pricing Period 01 January 2003 to 31 January2003 (both days included)
70,000 Gigajoules for Pricing Period 01 February 2003 to 28 February 2003 (both days included)
77,500 Gigajoules for Pricing Period 01 March 2003 to 31 March 2003 (both days included)
(Total 837,500 Gigajoules)

5. **Prices and Amounts**

5.1 Floating price: a price per gigajoule found in the Canadian Enerdata LTD's " Canadian Gas Reporter" in the section "monthly Canadian and US Natural Gas Summary" under the heading "Canadian Domestic Gas Prices – Alberta Spot Price AECO C/N.I.T C$/GJ" as published on the first working day of the Pricing Period.

5.2 If during the term of any Pricing Period, the relevant quotations cease to be published in Canadian Gas Price Reporter or Canadian Gas Reporter ceases to be published for four or less New York banking days the parties may make such adjustments to the Price Source as the parties agree are necessary to take account of such absence of quotations, or may nominate such alternative internationally recognised price source (an "Alternative Price Source") as the parties agree. If the parties fail to agree on an Alternative Price Source within two New York banking days of the resumption of publication of the relevant quotation or Canadian Gas Price Reporter (as the case may be) (or end of the Pricing Period, if earlier) the Pricing Period shall be reduced by the number of New York banking days that the Price Source was not available.

5.3 If during the term of any Pricing Period, the relevant quotations cease to be published in Canadian Gas Price Reporter or Canadian Gas Price Reporter ceases to be published for five or more New York banking days the parties may within two New York banking days of the resumption of publication of the relevant quotation or New York (as the case may be) make such adjustments to the Price Source as they agree are necessary to take account of such absence of quotations or nominate an Alternative Price Source. If the parties fail to agree on an adjustment or Alternative Price Source within two New York banking days of the resumption of publication of the relevant quotation or Canadian Gas Price Reporter (as the case may be) (or end of the Pricing Period, if earlier) the calculation of the Floating price shall be referred to an expert agreed between the parties or failing agreement within two New York banking days as may be appointed by the President of the Institute of Petroleum in the United Kingdom upon request by either party.

5.4 Should a correction to a relevant quotation referred to in Clause 5.1 above be reported prior to payment, then the Floating price shall be adjusted accordingly.

6. **Calculation of Settlement Amounts and Payments:**

6.1 The "Settlement Amount" for each Pricing Period shall be in respect of:

A) **The Price Cap Transaction:**

A sum equal to the excess, if any, of the Floating price over the Cap Price multiplied by the Quantity per Pricing Period; such sum shall be paid by Party B

(b) It has the corporate power to enter into, confirm, perform and comply with this Agreement and has taken all necessary action to authorise the entering into confirmation and performance of this Agreement;

(c) The execution, delivery and performance of this Agreement will not violate or conflict with any provision of law or order of any court tribunal or body or of its constitutive documents or of any agreement binding upon it;

(d) All necessary consents, licenses, approvals and authorisations of and registrations or declarations with any governmental or regulatory or other authority required in connection with its execution, delivery and performance of this Agreement have been obtained, are in full force and effect and shall be maintained together with any additional consents, licenses, approvals, authorisations, registrations or declarations which become necessary in connection therewith, and it shall comply in all material respects with the terms of each thereof;

(e) This Agreement constitutes its legal valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, reorganisation, moratorium or other similar laws affecting creditors' rights generally;

(f) There is not pending or, to its knowledge, threatened against it any action suit or proceeding at law or inequity or before any court tribunal, governmental body, agency or official or any arbitrator that purports to affect or is likely to affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations under this Agreement;

(g) No event of acceleration (without regard to any provision requiring the lapse of time or giving of notice or both) or no event of termination as envisaged by Clause 9 below with respect to it has occurred and is continuing, or to its knowledge is likely to occur or would occur as a result of its entering into or performing its obligations under this Agreement and it will notify the other promptly upon it becoming aware of any such event; and

8.2 In the case of PARTY B, it is entering into this Agreement to hedge certain of its liabilities incurred in the course of its business and as principal and no other person has any interest herein.

9. **Termination**

9.1 Notwithstanding the other provisions of this Agreement, if a party (the "Defaulting Party"):

(a) does not pay any sum due in accordance with Clause 6 and such failure is not remedied within 3 clear New York banking days of notice to it that the sum is overdue; or

(b) does not perform or comply with any obligations under this Agreement (other than an obligation to make payment) and such failure is not remedied within 10 clear New York banking days of notice of such failure; or

(c) provides any representation or warranty required by this Agreement which proves to have been untrue or misleading in any material respect when made or deemed made; or

(d) defaults under any other agreement between the parties; or

(e) (1) becomes insolvent or is generally not paying its debts as they become due, (2) files or consents by answer or otherwise to the filing against it, of any petition or case seeking relief under any bankruptcy, insolvency or similar law in any place whatsoever (collectively "Insolvency Laws"), (3) has a petition or proceedings under Insolvency Laws commenced against it which results in a judgment of insolvency or bankruptcy or an order for relief or winding up or liquidation and which is not dismissed, discharged stayed or restrained in each case within 30 days of the commencement (4) makes a general assignment for the benefit of its

Defaulting Party or One Triggering Party

11.1 If notice is given designating an Early Termination Date or if an Early Termination Date is deemed to occur and there is a Defaulting Party or only one Triggering Party ("Y"), the other party (the Non-Defaulting Party or Non-Affected Party, respectively) ("X") will determine the Termination Amount in respect of this Agreement and a payment will be made in accordance with Clause 11.6 below.

11.2 The Non-Defaulting Party or Non Affected Party as the case may be shall deliver as soon as reasonably possible to the Defaulting Party or the Triggering Party a certificate containing in reasonable detail a computation of the amount owing pursuant to Clause 11.1.

Two Triggering Parties

11.3 If notice is given of an Early Termination Date and there are two Triggering Parties, each party will determine its Termination Amount in respect of this Agreement and the payment to be made in accordance with Clause 11.6 below will be equal to one half of the difference between the Termination Amount of the party with the higher Termination Amount ("X") and the Termination Amount of the party with the lower Termination Amount ("Y").

11.4 Where there are two Triggering Parties each party shall deliver as soon as reasonably possible to the other a certificate containing in reasonable detail a computation of the amount owing pursuant to Clause 11.3.

11.5 If either disputes the calculation of the other party's Termination Amount then the calculation of each party's Termination Amount shall be referred to an expert in a like manner to Clause 5.3.

11.6 If the amount calculated under Clause 11.1 or 11.3 is a positive number Y will pay such amount to X; if such amount is a negative number, X will pay the absolute value of such amount to Y. Payment shall be made within two New York banking days following the designated Early Termination Date (or in the case of a deemed Early Termination Date, as soon as practical thereafter) save that where an expert has been appointed, the payment shall be made within two New York banking days of the expert making his or her determination. If such amounts are not paid when due, such overdue amounts shall bear interest as provided in Clause 6.4.

12. **Set Off**

On the designation or deemed designation of an Early Termination Date, in addition to all rights of set-off that a party may have under any applicable law, the party entitled to payment of the Termination Amount may, without prior notice, set off or offset or combined accounts or retain or withhold any sum or obligation whether or not arising under this Agreement, whether matured or unmatured or contingent or absolute and whether such indebtedness or obligations are denominated in US dollars or a different currency) owed by the Defaulting Party or the Triggering Party to the other party and for this purpose may convert any currency into another.

13. **Notices**

13.1 Each party confirms that it is acting for the purpose of this Agreement from its office at the address set out below and that all payments by it will be made from and all payments to it will be received for the account of such office.

13.2 All communications shall be sent by telex or fax (with, where specified, hard copy to follow). Communications by telex shall be deemed to have been given and received upon receipt of the recipient's answerback and shall be effective at such time. Communications by fax shall be deemed

A Defaulting Party or Triggering Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out of pocket expenses, including legal fees and stamp taxes, incurred by such party by reason of the enforcement and protection of its rights under this Agreement or under any guarantee.

18. **Telephone Recording**

Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties in connection with this Agreement or any potential transactions and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of it.

19. **Governing Law**

19.1 The construction, validity and performance of this Agreement shall be governed by English law to the exclusion of any other law which may be imputed in accordance with Choice of Law Rules applicable in any jurisdiction, and the parties hereby submit to the exclusive jurisdiction of the English Courts.

19.2 Any dispute arising hereunder shall be referred to the non-exclusive jurisdiction of the High Court sitting in London, UK, and the parties expressly agree to Service of Process by registered mail.

For and on behalf of
CREDIT LYONNAIS ROUSE DERIVATIVES
DIVISION OF CREDIT LYONNAIS

....
Authorised Signatory

For and on behalf of
BELAIR ENERGY CORPORATION

....
Authorised Signatory

Victor M. Luhowy
President and Chief Executive Officer

....
Authorised Signatory

Kenneth D. MacRitchie
VP, Finance and Chief Financial Officer

EXHIBIT 31

AUG 30 '02 11:29 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.01/09

CREDIT LYONNAIS ROUSE DERIVATIVES

A DIVISION OF CREDIT LYONNAIS SA
REGULATED BY THE FSA FOR THE CONDUCT OF BUSINESS IN THE UK

CONTRACT FOR DIFFERENCES – COLLAR

(AMENDED CONTRACT – PLEASE AVOID DUPLICATION)

(CLRD Ref.NYAEC03)

AGREEMENT BETWEEN:

CREDIT LYONNAIS ROUSE DERIVATIVES, DIVISION OF CREDIT LYONNAIS of Broadwalk House, 5 Appold Street, London EC2A 2DA

and

Belair Energy Corporation, First Alberta Place, Suite 400, 777- 8 Avenue SW, Calgary Alberta , Canada

For the Attention of: **Kenneth MacRitchie**

Trade Date: 17 May 2002

1. **Scope**

This agreement is a contract for differences between Credit Lyonnais Rouse Derivatives, Division of Credit Lyonnais (CLRD) and **Belair Energy Corporation** (Party B) relating to Natural Gas product. This Agreement supersedes any prior agreement or confirmation with respect to this transaction.

Each party acknowledges and represents to the other party as at the date it entered into the transaction recorded in this Agreement ("Transaction") that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for this Transaction):

(a) Non-Reliance. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and as to whether this Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into this Transaction; it being understood that the information and explanations related to the terms and conditions of this Transaction and shall not be considered investment advice or a recommendation to enter into this Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of this Transaction.

(b) Assessment and Understanding. It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Transaction. It is also capable of assuming, and assumes, the risks of this Transaction.

(c) Status of Parties. The other party is not acting as a fiduciary for or an adviser to it in respect of this Transaction.

(d) No Speculation. It is not entering into the Transaction for investment or speculative purposes.

Broadwalk House, 5 Appold Street, London EC2A 2DA
Telephones: Trading 0171 496 0095 Structured Finance 0171 214 6462 Back Office 0171 214 6558
Faxes: Trading 0171 638 0387 Structured Finance 0171 214 6658 Back Office 0171 214 6557

Credit Lyonnais S.A. is incorporated in France with limited liability
Registered in England – Branch No: BR001178 Vat No: GB447 2599 17

AUG 30 '02 11:29 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.02/09

(e) Cash Settlement. It has neither the expectation nor the alternative of physical delivery of Natural Gas product here under as settlement of any debt.

2. **A) Price Floor Transaction:**

(a) **Parties**

Purchaser:	PARTY B
Seller:	CLRD

(b) **Pricing Periods**

As below

(c) **Quantity**

As below

(d) **Commodity**

AECO NATURAL GAS

(e) **Floor Price**

Canadian $ 4.50 per Gigajoule of the Commodity.
Premium Canadian $ 0.00 per Gigajoule of the Commodity.

B) Price Cap Transaction:

(a) **Parties**

Purchaser:	CLRD
Seller:	PARTY B

(b) **Pricing Periods**

As below

(c) **Quantity**

As below

(d) **Commodity**

AECO NATURAL GAS

(e) **Cap Price**

Canadian $ 6.20 per Gigajoule of the Commodity
Total Premium Canadian $ 0.00 Gigajoule of the Commodity

3. **Pricing Period**

One Pricing Period from 01 November 2002 to 30 November 2002(both days included)
One Pricing Period from 01 December 2002 to 31 December 2002(both days included)
One Pricing Period from 01 January 2003 to 31 January 2003(both days included)
One Pricing Period from 01 February 2003 to 28 February 2003(both days included)
One Pricing Period from 01 March 2003 to 31 March 2003(both days included)

AUG 30 '02 11:29 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.03/09

One Pricing Period from 01 April 2003 to 30 April 2003(both days included)
One Pricing Period from 01 May 2003 to 31 May 2003(both days included)
One Pricing Period from 01 June 2003 to 30 June 2003 (both days included)
One Pricing Period from 01 July 2003 to 31 July 2003 (both days included)
One Pricing Period from 01 August 2003 to 31 August 2003 (both days included)
One Pricing Period from 01 September 2003 to 30 September 2003 (both days included)
One Pricing Period from 01 October 2003 to 31 October 2003 (both days included)

4. **Quantity per Pricing Period**

75,000 Gigajoules for Pricing Period 01 November 2002 to 30 November2002 (both days included)
77,500 Gigajoules for Pricing Period December 2002 to 31 December 2002 (both days included)
77,500 Gigajoules for Pricing Period 01 January 2003 to 31 January 2003 (both days included)
70,000 Gigajoules for Pricing Period 01 February 2003 to 28 February 2003 (both days included)
77,500 Gigajoules for Pricing Period 01 March 2003 to 31 March 2003 (both days included)
75,000 Gigajoules for Pricing Period 01 April 2003 to 30 April 2003 (both days included)
77,500 Gigajoules for Pricing Period01 May 2003 to 31 May 2003 (both days included)
75,000 Gigajoules for Pricing Period 01 June 2003 to 30 June 2003 (both days included)
77,500 Gigajoules for Pricing Period01 July 2003 to 31 July 2003 (both days included)
77,500 Gigajoules for Pricing Period01 August 2003 to 31 August 2003 (both days included)
75,000 Gigajoules for Pricing Period01 September 2003 to 30 September 2003 (both days included)
77,500 Gigajoules for Pricing Period 01 October 2003 to 31 October 2003 (both days included)
(Total 912,500 Gigajoules)

5. **Prices and Amounts**

5.1 Floating price: a price per gigajoule found in the Canadian Enerdata LTD's " Canadian Gas Reporter" in the section "monthly Canadian and US Natural Gas Summary" under the heading "Canadian Domestic Gas Prices – Alberta Spot Price AECO C/N.I.T C$/GJ" as published on the first working day of the Pricing Period.

5.2 If during the term of any Pricing Period, the relevant quotations cease to be published in Canadian Gas Price Reporter or Canadian Gas Price Reporter ceases to be published for four or less New York banking days the parties may make such adjustments to the Price Source as the parties agree are necessary to take account of such absence of quotations, or may nominate such alternative internationally recognised price source (an "Alternative Price Source") as the parties agree. If the parties fail to agree on an Alternative Price Source within two New York banking days of the resumption of publication of the relevant quotation or Canadian Gas Price Reporter (as the case may be) (or end of the Pricing Period, if earlier) the Pricing Period shall be reduced by the number of New York banking days that the Price Source was not available.

5.3 If during the term of any Pricing Period, the relevant quotations cease to be published in Canadian Gas Price Reporter or Canadian Gas Price Reporter ceases to be published for five or more New York banking days the parties may within two New York banking days of the resumption of publication of the relevant quotation or Canadian Gas Price Reporter (as the case may be) make such adjustments to the Price Source as they agree are necessary to take account of such absence of quotations or nominate an Alternative Price Source. If the parties fail to agree on an adjustment or Alternative Price Source within two New York banking days of the resumption of publication of the relevant quotation or Canadian Gas Price Reporter (as the case may be) (or end of the Pricing Period, if earlier) the calculation of the Floating price shall be referred to an expert agreed between the parties or failing agreement within two New York banking days as may be appointed by the President of the Institute of Petroleum in the United Kingdom upon request by either party.

5.4 Should a correction to a relevant quotation referred to in Clause 5.1 above be reported prior to payment, then the Floating price shall be adjusted accordingly.

AUG 30 '02 11:30 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.04/09

6. **Calculation of Settlement Amounts and Payments:**

6.1 The "Settlement Amount" for each Pricing Period shall be in respect of:

A) **The Price FloorTransaction:**
A sum equal to the excess, if any, of the Floor price over the Floating price multiplied by the Quantity per pricing period; such sum shall be paid by CLRD.

B) **The Price Cap Transaction:**
A sum equal to the excess, if any, of the Floating price over the Cap Price multiplied by the Quantity per Pricing Period; such sum shall be paid by PARTY B.

New York banking days

6.2 Payment of the Settlement Amount by the relevant party shall be made on or before five ~~NY business Days~~ following receipt by PARTY B of CLRD's statement showing the calculation of the amount due. An invoice shall be issued by the party due to receive the payment within three New York banking days of the issue of the statement. It shall state the details of the bank account into which payment shall be made. Payment shall be made in full (unless otherwise allowed under this Agreement) without any deduction withholding or set-off by telegraphic transfer in US dollars for value on the date of payment. For the avoidance of doubt, if either party is required by law to deduct or withhold any taxes from any payment made under this Agreement, the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings the other party receives an amount equal to the sum it would have received had no deductions or withholdings been made unless the obligation to deduct or withhold would not have been imposed but for a present or former connection between the jurisdiction imposing such obligation and the party receiving payment (other than a connection arising solely from such recipient party having executed delivered performed its obligations or received a payment hereunder or having enforced this Agreement). Costs in effecting the transfer shall be for the remitter.

6.3 Where the Price Source is not available, as referred to in Clauses 5.2 or 5.3 above, the Settlement Amount shall be paid on or before two New York banking days of agreement or determination as the case may be of an Alternative Price Source or upon determination of the Floating price by an expert.

6.4 Any sum not paid when due shall bear interest at 1% above LIBOR for 1 month Eurodollars on the last date for payment as advised by the National Westminster Bank plc, 53 Threadneedle Street, London EC2 2JN, compounded on a daily basis, such interest to run from the last date for payment until the date payment is received by the payee's bank.

6.5 Whilst a party continues to be in default of any sum due hereunder, if the other party is obliged to pay a Settlement Amount to the party in default in respect of any other swap transaction, such party shall be entitled to withhold payment (and no interest shall accrue on the amount payable) until payment by the party in default of all sums due from it.

6.6 The parties agree to deliver to each other, as soon as practicable following reasonable demand, any form or document reasonably requested in order to allow the other party to make payment without deduction or withholding for or on account of any tax or with such deduction or withholding at a reduced rate.

7. **Netting of Payments**

Notwithstanding anything herein to the contrary if on any date amounts would otherwise be payable whether under this Agreement or otherwise in respect of the same currency by each party to the other then such amounts with respect to each party shall be aggregated and the party obliged to pay the larger aggregate amount will be obliged to pay to the other party on the date such amount would otherwise be payable the excess of that larger aggregate amount over the smaller aggregate amount.

8. **Warranties and Covenants:**

AUG 30 '02 11:30 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.05/09

8.1 On the date hereof each party warrants and covenants to the other party with respect to itself that:

(a) It is duly organised and validly existing in good standing under the laws of the jurisdiction of its incorporation or organisation;

(b) It has the corporate power to enter into, confirm, perform and comply with this Agreement and has taken all necessary action to authorise the entering into confirmation and performance of this Agreement;

(c) The execution, delivery and performance of this Agreement will not violate or conflict with any provision of law or order of any court tribunal or body or of its constitutive documents or of any agreement binding upon it;

(d) All necessary consents, licenses, approvals and authorisations of and registrations or declarations with any governmental or regulatory or other authority required in connection with its execution, delivery and performance of this Agreement have been obtained, are in full force and effect and shall be maintained together with any additional consents, licenses, approvals, authorisations, registrations or declarations which become necessary in connection therewith, and it shall comply in all material respects with the terms of each thereof;

(e) This Agreement constitutes its legal valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, reorganisation, moratorium or other similar laws affecting creditors' rights generally;

(f) There is not pending or, to its knowledge, threatened against it any action suit or proceeding at law or inequity or before any court tribunal, governmental body, agency or official or any arbitrator that purports to affect or is likely to affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations under this Agreement;

(g) No event of acceleration (without regard to any provision requiring the lapse of time or giving of notice or both) or no event of termination as envisaged by Clause 9 below with respect to it has occurred and is continuing, or to its knowledge is likely to occur or would occur as a result of its entering into or performing its obligations under this Agreement and it will notify the other promptly upon it becoming aware of any such event; and

8.2 In the case of PARTY B, it is entering into this Agreement to hedge certain of its liabilities incurred in the course of its business and as principal and no other person has any interest herein.

9. **Termination**

9.1 Notwithstanding the other provisions of this Agreement, if a party (the "Defaulting Party"):

(a) does not pay any sum due in accordance with Clause 6 and such failure is not remedied within 3 clear New York banking days of notice to it that the sum is overdue; or

(b) does not perform or comply with any obligations under this Agreement (other than an obligation to make payment) and such failure is not remedied within 10 clear New York banking days of notice of such failure; or

(c) provides any representation or warranty required by this Agreement which proves to have been untrue or misleading in any material respect when made or deemed made; or

(d) defaults under any other agreement between the parties; or

(e) (1) becomes insolvent or is generally not paying its debts as they become due, (2) files or consents by answer or otherwise to the filing against it, of any petition or case seeking relief under any bankruptcy, insolvency or similar law in any place whatsoever (collectively "Insolvency

AUG 30 '02 11:30 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.06/09

Laws"), (3) has a petition or proceedings under Insolvency Laws commenced against it which results in a judgment of insolvency or bankruptcy or an order for relief or winding up or liquidation and which is not dismissed, discharged stayed or restrained in each case within 30 days of the commencement (4) makes a general assignment for the benefit of its creditors, (5) applies for consents to, or is subject to the appointment of a custodian, receiver, administrator, administrative receiver, trustee, conservator or other officer with similar powers ("Custodian") over it or over any substantial part of its property, (6) takes corporate action for the purpose of, or indicates its consent to, approval of, or acquiescence in any of the foregoing or (7) is dissolved; or

(f) has an order or decree entered or issued against it by a court of competent jurisdiction (1) appointing a Custodian, (2) constituting an order of relief under, or approving a petition or case for relief or reorganisation or any other petition or case to take advantage of any Insolvency Laws or (3) ordering its dissolution, winding up or liquidation; or

(g) ceases or threatens to cease its business or operations or a substantial part thereof.

The other party (the "Non-Defaulting Party") has the option and shall be entitled to terminate this Agreement by written notice of not more than 20 New York banking days (an "Early Termination Date").

9.2 If due to the adoption of any change in any applicable law, or any directive or requirement of any regulatory authority, a party's performance hereunder would contravene such law, directive or requirement, that party (the "Triggering Party") shall notify the other party (the "Non Affected Party") and shall use all reasonable endeavours to avoid contravention by making reasonable alternative arrangements including, without limitation, having this Agreement relate to another office. If no such arrangements are made, or if such arrangements are ineffective to avoid contravention, the Non Affected Party may by written notice of not more than 20 New York banking days terminate this Agreement. This clause shall not impose on either party any obligations other than to negotiate in good faith to make such arrangements.

9.3 In the case of an event of default under Clause 9.1(c), (1), (4), (5) or (7) an Early Termination Date will be deemed to have occurred in respect of this Agreement immediately upon the occurrence of the relevant event of default.

9.4 In the case of an event of default under Clause 9.1(e), (2), (3) or (6) an Early Termination Date will be deemed to have occurred as of the time immediately preceding the institurion of the relevant proceeding.

10. **<u>Determination of Termination Amount</u>**

10.1 Upon the occurrence of an event of termination under Clauses 9.1 or 9.2 (a "Termination Event") the Non-Defaulting Party or the Non Affected Party as the case may be shall determine the "Termination Amount". The Termination Amount shall be the net gains or net losses determined under Clause 10.2.

10.2 The amount of total loss of the party making the determination with respect to this Agreement (expressed as a positive amount) shall be determined as of the Early Termination Date (or if an Early Termination Date is deemed to have occurred as of a time as soon as practicable thereafter). The determination shall be made in good faith and shall compensate the determining party for any losses and costs (including loss of bargain and costs of funding or at the election of such party but without duplication, loss or costs incurred as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position) that it may incur as a result of the early termination of the obligations of the parties. If a party determines that it would gain or benefit from such early termination such amount (expressed as a negative amount) shall be that party's loss. A party's loss does not include a party's legal fees and out-of-pocket expenses referred to under Clause 17.

11. **<u>Calculation and Payment following a Termination Event</u>**

<u>Defaulting Party or One Triggering Party</u>

AUG 30 '02 11:31 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.07/09

11.1 If notice is given designating an Early Termination Date or if an Early Termination Date is deemed to occur and there is a Defaulting Party or only one Triggering Party ("Y"), the other party (the Non-Defaulting Party or Non-Affected Party, respectively) ("X") will determine the Termination Amount in respect of this Agreement and a payment will be made in accordance with Clause 11.6 below.

11.2 The Non-Defaulting Party or Non Affected Party as the case may be shall deliver as soon as reasonably possible to the Defaulting Party or the Triggering Party a certificate containing in reasonable detail a computation of the amount owing pursuant to Clause 11.1.

Two Triggering Parties

11.3 If notice is given of an Early Termination Date and there are two Triggering Parties, each party will determine its Termination Amount in respect of this Agreement and the payment to be made in accordance with Clause 11.6 below will be equal to one half of the difference between the Termination Amount of the party with the higher Termination Amount ("X") and the Termination Amount of the party with the lower Termination Amount ("Y").

11.4 Where there are two Triggering Parties each party shall deliver as soon as reasonably possible to the other a certificate containing in reasonable detail a computation of the amount owing pursuant to Clause 11.3.

11.5 If either disputes the calculation of the other party's Termination Amount then the calculation of each party's Termination Amount shall be referred to an expert in a like manner to Clause 5.3.

11.6 If the amount calculated under Clause 11.1 or 11.3 is a positive number Y will pay such amount to X; if such amount is a negative number, X will pay the absolute value of such amount to Y. Payment shall be made within two New York banking days following the designated Early Termination Date (or in the case of a deemed Early Termination Date, as soon as practical thereafter) save that where an expert has been appointed, the payment shall be made within two New York banking days of the expert making his or her determination. If such amounts are not paid when due, such overdue amounts shall bear interest as provided in Clause 6.4.

12. **Set Off**

On the designation or deemed designation of an Early Termination Date, in addition to all rights of set-off that a party may have under any applicable law, the party entitled to payment of the Termination Amount may, without prior notice, set off or offset or combined accounts or retain or withhold any sum or obligation whether or not arising under this Agreement, whether matured or unmatured or contingent or absolute and whether such indebtedness or obligations are denominated in US dollars or a different currency) owed by the Defaulting Party or the Triggering Party to the other party and for this purpose may convert any currency into another.

13. **Notices**

13.1 Each party confirms that it is acting for the purpose of this Agreement from its office at the address set out below and that all payments by it will be made from and all payments to it will be received for the account of such office.

13.2 All communications shall be sent by telex or fax (with, where specified, hard copy to follow). Communications by telex shall be deemed to have been given and received upon receipt of the recipient's answerback and shall be effective at such time. Communications by fax shall be deemed to have been given and received upon the date specified in the senders transmission report and shall be effective at such time.

13.3 Unless otherwise specified by three New York banking days notice, the address for communications shall be as follows:

AUG 30 '02 11:31 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.08/09

To CLRD	by mail:	Broadwalk House 5 Appold Street London EC2A 2DA
		Attention: Mr John Martin
	by telex:	8950831/0 CLR G
	by facsimile:	+44 (0) 171 214 6557
	To Party B	by mail: **Belair Energy Corporation, First Alberta Place, Suite 400, 777- 8 Avenue SW, Calgary Alberta, Canada**
	Attention:	Energy Swaps Department
	by facsimile:	

14. **Waiver**

14.1 A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise of that right power or privilege or the exercise of any other right power or privilege.

14.2 Except as provided in this Agreement, the rights, powers remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

15. **Transfer**

Rights and obligations under this Agreement may not be transferred, in whole or in part, except upon the prior written consent of both parties and any such transfer made without such consent shall be void.

16. **Severability**

Any provision (or portion of a provision) of this Agreement which is prohibited, unenforceable or not authorised in any jurisdiction or is declared illegal, invalid or otherwise unenforceable by a Court of competent jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability, non authorisation, illegality or invalidity without invalidating the remaining provisions hereof (or portion of a provision) or affecting the validity enforceability or legality of such in any other jurisdiction, unless the deletion of such provision (or portion of a provision) shall substantially impair the benefits of the remaining portions of this Agreement.

17. **Expenses**

A Defaulting Party or Triggering Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out of pocket expenses, including legal fees and stamp taxes, incurred by such party by reason of the enforcement and protection of its rights under this Agreement or under any guarantee.

18. **Telephone Recording**

AUG 30 '02 11:31 FR CREDIT LYONNAIS 212 261 3923 TO 914032638119 P.09/09

Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties in connection with this Agreement or any potential transactions and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such personnel of it.

19. **Governing Law**

19.1 The construction, validity and performance of this Agreement shall be governed by English law to the exclusion of any other law which may be imputed in accordance with Choice of Law Rules applicable in any jurisdiction, and the parties hereby submit to the exclusive jurisdiction of the English Courts.

19.2 Any dispute arising hereunder shall be referred to the non-exclusive jurisdiction of the High Court sitting in London, UK, and the parties expressly agree to Service of Process by registered mail.

For and on behalf of
CREDIT LYONNAIS ROUSE DERIVATIVES
DIVISION OF CREDIT LYONNAIS .

....
Authorised Signatory

For and on behalf of Party B

....
Authorised Signatory

Name: K. D. MACRITCHIE
Title: VICE PRESIDENT & [illegible]

....
Authorised Signatory

Name:
Title:

** TOTAL PAGE.09 **

EXHIBIT 32

EXHIBIT 33